File No. 70-9197

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
          ________________________________________________________

                                 FORM U-1/A
                               Amendment No. 4
                                     to
                         APPLICATION OR DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          _________________________________________________________

                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana   46410

                 (Name of company filing this statement and
                   address of principal executive offices)
            _____________________________________________________

                                    None

               (Name of top registered holding company parent)
           ______________________________________________________

                    Peter V. Fazio, Jr., General Counsel
                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana  46410

                   (Name and address of agent for service)

   The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Mark T. Maassel, Vice President    Andrew F. MacDonald, Esq.
        NIPSCO Industries, Inc.            William C. Weeden
        801 East 86th Avenue               Thelen Reid & Priest LLP
        Merrillville, Indiana 46410        701 Pennsylvania Ave., N.W.
                                           Washington, D.C.   20004

                                 Michael L. Meyer, Esq.
                                 Schiff Hardin & Waite
                                 7200 Sears Tower
                                 233 S. Wacker Drive
                                 Chicago, Illinois 60606

        The Applicant hereby amends and restates in its entirety the Application or Declaration filed herein, as previously amended by Amendments No. 1, No. 2 and No. 3, to read as follows:

   ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
             -----------------------------------

        1.1. Introduction and Summary of Transaction.
             ---------------------------------------

        NIPSCO Industries, Inc. ("Industries"), an Indiana corporation whose principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410, herein requests authority pursuant to
   Section 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), whose principal executive offices are located at 300 Friberg Parkway, Westborough, Massachusetts 01581. Industries, an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder, owns all of the issued and outstanding common stock of three public-utility subsidiary companies that provide electric and retail natural gas service exclusively within the State of Indiana. Bay State, a gas-utility company, distributes natural gas at retail in parts of Massachusetts and, through a wholly-owned subsidiary, Northern Utilities, Inc. ("Northern"), in contiguous areas of Maine and New Hampshire.

        Industries and Bay State have entered into an Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998 and further amended as of November 16, 1998 (the "Merger Agreement"), pursuant to which Industries has agreed to acquire all of the issued and outstanding common stock of Bay State. The Merger Agreement sets forth the terms of a "preferred merger" structure pursuant to which Bay State would be merged with and into a wholly-owned Industries' subsidiary which, upon completion of the merger, would change its name to and operate under the name of "Bay State Gas Company." Under the "preferred merger," "new" Bay State and Northern will become additional direct wholly-owned subsidiaries of Industries. The Merger Agreement also provides that, in the event it is not possible to consummate the "preferred merger" structure, the parties would, subject to certain conditions, carry out an "alternative merger" transaction in which Bay State and then Northern would be merged directly into Northern Indiana Public Service Company ("Northern Indiana"), Industries' principal public-utility subsidiary. The request for approval made herein concerns only the "preferred merger" transaction (hereinafter referred to as the "Transaction"); the "alternative merger" is not subject to the jurisdiction of this Commission. The Merger Agreement is filed herewith as Exhibit B-1.

        The Transaction is expected to produce benefits to the public, investors and consumers and will satisfy all of the applicable standards under Section 10 of the Act. Industries and Bay State have both stated that they believe that the Transaction will provide important strategic and financial benefits to their respective shareholders, as well as to their employees and customers and the communities in which they provide public utility service. Among other things, the parties believe that the Transaction will provide benefits in the form of greater flexibility and capacity in financing their operations and an enhanced ability to take advantage of future strategic opportunities in the competitive marketplace for energy and energy services that is rapidly evolving in New England. Further, as explained more fully in ITEM 3 - APPLICABLE STATUTORY PROVISIONS, Industries believes that, following the merger, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets.

        1.2  Description of Parties to the Transaction.
             -----------------------------------------

        (a)  NIPSCO INDUSTRIES, INC. AND SUBSIDIARIES.

        Industries, an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana and various non-utility subsidiaries and has since acquired two additional public-utility subsidiaries, Kokomo Gas and Fuel Company ("Kokomo Gas")<1> and Northern Indiana Fuel and Light Company, Inc. ("NIFL").<2> Industries is an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.<3>

        Northern Indiana, Industries' largest and dominant subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 662,500 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 416,300 retail and wholesale electric customers. Northern Indiana also provides gas transportation service to approximately 200 customers. The electric service territory of Northern Indiana is subsumed within the combined gas service areas of Northern Indiana and NIFL.<4>

        Kokomo Gas supplies natural gas to approximately 33,500 retail customers in a 440 square-mile area in six counties of north central
   __________________

   <1>  The Commission authorized Industries to acquire all of the issued and outstanding common stock of Kokomo Gas in 1992. SEE NIPSCO INDUSTRIES, INC., 50 SEC Docket 1231 (February 5, 1992).

   <2>  The Commission authorized Industries to acquire all of the issued and outstanding common stock of NIFL in 1993. SEE NIPSCO INDUSTRIES, INC., 53 SEC Docket 1997 (March 25, 1993).

   <3>  SEE File No. 69-340.

   <4>  Northern Indiana provides electric service in all or parts of 20 of the 30 counties in northern Indiana in which it operates. Gas service is also provided in each of these 20 counties by either Northern Indiana or NIFL.

   Indiana having a population of approximately 100,000. The Kokomo Gas service territory touches Northern Indiana's gas service territory. NIFL supplies natural gas to approximately 33,400 retail customers in a 1,425 square- mile area in five counties in the northeast corner of Indiana having a population of approximately 66,700. The NIFL service territory also touches Northern Indiana's gas service territory, and, as indicated above, overlaps a portion of Northern Indiana's electric service territory in the northeast corner of the state. The three operating utility subsidiaries of Industries are subject to regulation by the Indiana Utility Regulatory Commission ("IURC") as to rates, service, accounts, issuance of securities, and other matters.

        Industries also owns all of the outstanding common stock of Crossroads Pipeline Company ("Crossroads"), a non-utility natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in May 1995 to operate as an interstate pipeline.<5> Crossroads owns and operates a 201-mile, 20-inch, pipeline that extends from Schererville, Indiana, in the northwestern corner of the state, where it takes delivery from the interstate pipeline facilities of Natural Gas Pipeline Company of America ("NGPL"), to Cygnet, Ohio, which is located in northwestern Ohio, where it interconnects with facilities owned by Columbia Gas Transmission Corporation ("Columbia"). Recently, Crossroads announced plans to construct a 20-mile extension of its pipeline facility in Ohio to a point of interconnection with a unit of Consolidated Natural
   Gas Company.<6>   The Crossroads extension will form a link in a
   chain of interstate pipeline projects that are designed to transport natural gas from the Chicago area market to eastern markets served by CNG Transmission Corp. ("CNG") and Transcontinental Gas Pipe Line Corp. ("Transco") by early 2000.

        Industries' other principal non-utility subsidiaries include IWC Resources Corporation, which owns and operates eight subsidiaries, including three regulated water utility companies, Indianapolis Water Company, Harbour Water Corporation, and Liberty Water Corporation, which provide water service in Indianapolis, Indiana and surrounding areas;<7> NIPSCO Industries Management Services Company ("NIPSCO Services"), a subsidiary service company which provides financial,

   __________________

   <5>  SEE CROSSROADS PIPELINE COMPANY, 71 FERC Para. 61,076 (April 21,
   1995).

   <6>   Crossroads recently concluded its FERC-mandated "open season."
   SEE "RACE INTENSIFIES AS RIVALS LINE UP TO BUILD PIPELINES TO EASTERN U.S.," INSIDE F.E.R.C.'S GAS MARKET REPORT, January 23, 1998 (McGraw-Hill Companies, Inc.), p. 17.

   <7>  The other five subsidiaries of IWC Resources Corporation, and each such company's principal business, are: Utility Data Corporation (customer billing and data processing services); IWC Services, Inc. (waste water treatment); Waterway Holdings, Inc. (real estate development); SM&P Utility Resources, Inc. (utility location and marking services); and Miller Pipeline Corporation (pipeline constructions).

   accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies within the Industries system; NIPSCO Development Company, Inc., which holds various investments, including investments in real estate and venture capital enterprises; NI Energy Services, Inc., which is engaged in various energy-related activities, such as retail gas marketing, energy efficient lighting sales and installations, and gas and electricity wholesale marketing; Primary Energy, Inc., which arranges energy-related projects with large industrial customers; and NIPSCO Capital Markets, Inc., which handles financing for ventures of Industries and certain of its subsidiaries, other than Northern Indiana.

        For the year ended December 31, 1997, Industries' three utility subsidiaries reported combined net income of $205.3 million on
   combined operating utility income of $286.2 million.   Gas revenues
   (including revenues from transportation-only customers) of approximately $803 million and electric revenues of approximately $1 billion accounted for approximately 44% and 56%, respectively, of the combined gross utility revenues of Industries' three utility subsidiaries in 1997. Consolidated assets of Industries and its subsidiaries as of December 31, 1997, were approximately $4.9 billion, consisting of $3.1 billion in net utility plant and associated facilities and $1.8 billion in net non-utility plant and other non-utility assets. For the twelve months then ended, consolidated operating revenues, operating income and net income for Industries and its subsidiaries were approximately $2.6 billion, $410 million and $191 million, respectively.

        (b)  BAY STATE GAS COMPANY AND SUBSIDIARIES.

        Bay State provides gas service to approximately 261,000 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000. These include the greater Springfield area in western Massachusetts, an area southwest of Boston that includes the cities of Attleboro, Brockton and Taunton, and an area north of Boston extending to the New Hampshire border that includes the city of Lawrence. Bay State is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE") as to rates, service, accounts, issuance of securities, and other matters.

        Bay State's wholly-owned subsidiary, Northern, provides gas service to approximately 46,000 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine.<8>
   Northern is subject to regulation by the New Hampshire Public Utilities Commission ("NHPUC") and Maine Public Utilities Commission

   __________________

   <8>  Bay State is an exempt holding company under Section 3(a)(2) and
   Rule 2 thereunder.  SEE File No. 69-249.

   ("MPUC") as to rates, service, accounts, issuance of securities, and other matters.

        Bay State has only one direct non-utility subsidiary, Granite State Gas Transmission, Inc. ("Granite State"), which owns and operates a 105-mile, 6 to 12-inch diameter, interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), in a northeasterly direction to a point near Westbrook, Maine. Granite State also leases a 166-mile, 18-inch, converted oil pipeline, which is used to transport western Canadian gas to Portland, Maine. Through a wholly-owned subsidiary (Natural Gas Development, Inc.), Granite State is a partner in the Portland Natural Gas Transmission System ("PNGTS"), which was formed to construct a 292-mile, 24-inch, natural gas transmission line in northern New England that will form the northern link in a new gas transmission system designed to bring
   western Canadian gas supplies to the New England market.<9>   When
   complete, these facilities will interconnect with the Tennessee Gas pipeline facilities near Dracut, Massachusetts, and with Granite State at locations in Maine and New Hampshire.

        Granite State owns all of the stock of four other direct non-utility subsidiaries: EnergyUSA, Inc., a company organized to provide unregulated energy products and services, including water heater rentals, insurance programs for heating systems, and strategic energy supply management; EnergyEXPRESS, Inc., an unregulated natural gas, propane and fuel oil marketer; LNG Development Corp., which was established to invest in a proposed liquefied natural gas storage facility in Wells, Maine; and Bay State Energy Enterprises, Inc., which is inactive.

        For the year ended December 31, 1997, the combined gas revenues (including revenues from transportation-only customers and forfeited discounts), utility operating income, and net utility income of Bay State and Northern were approximately $450.2 million, $35.9 million
   and  $18.3 million, respectively.<10>   Consolidated assets of Bay
   State and subsidiaries as of December 31, 1997, were approximately $788.2 million, consisting of $496.4 million in net utility plant ($397.0 million for Bay State and $99.4 million for Northern), $16.0 million in net non-utility plant (of which $12.8 million represented net non-utility plant of Granite State and its subsidiaries and $3.2

   __________________

   <9>  SEE PORTLAND NATURAL GAS TRANSMISSION SYSTEM, 76 FERC Para.
   61,123 (July 31, 1996).   NI Energy Services Development Corp., an
   indirect subsidiary of Industries, has acquired a 9.53% equity interest in PNGTS.

   <10> All numbers are stated after intercompany eliminations.  Combined utility operating income and net utility income have been adjusted to eliminate the effect on earnings of a one-time write-off of restructuring costs. The restructuring charges, which related primarily to retirement benefits and consulting fees, totaled $11.4 million, and had the effect of reducing combined net utility income of Bay State and Northern to approximately $14.7 million in 1997.

   million in net non-utility plant of Northern), and $275.8 million in current assets (cash, accounts receivable, unbilled revenues, etc.), prepaid items and other miscellaneous assets ($292.2 million for Bay State, $36.1 million for Northern, and $56.9 million for Granite State and its subsidiaries, all before intercompany eliminations of $109.4 million).

        1.3 Description of Gas and Electric Utility Operations and Associated Facilities.
             ------------------------------------------------------

        (a)  INDUSTRIES' GAS AND ELECTRIC UTILITY OPERATIONS.

        At December 31, 1997, the gas distribution system of Industries' three operating subsidiaries was comprised of approximately 13,400 miles of distribution mains and 729,400 customer meters. In addition, Northern Indiana owns and operates underground gas storage facilities located at Royal Center, Indiana, with a storage capacity of 6.75 billion cubic feet (Bcf), and a liquefied natural gas (LNG) plant in LaPorte County, Indiana, having a storage capacity of 4.0 Bcf, which is used for system pressure maintenance and peak season (November-March) deliveries. Northern Indiana also holds under long-term contract storage capacity totaling approximately 9.11 Bcf in the Markham, Moss Bluff and Egan salt-dome storage caverns in Texas and Louisiana. These facilities, which provide the Industries system with a significant amount of "high deliverability" storage capacity,<11> are located at or near major supply "hubs" which have formed at locations where interstate pipelines serving the upper Midwest, Northeast and Southwest markets intersect.

        Currently, Industries' operating subsidiaries purchase approximately 89% of their total system gas requirements from production in the on-shore and off-shore Texas and Louisiana producing areas (specifically, the Gulf Coast Basin, South Texas Basin, and North Louisiana/East Texas Basin), and approximately 8% from production in the Mid-Continent (Oklahoma and Kansas), Rocky Mountain, Permian (west Texas) and San Juan (New Mexico) Basins. It is anticipated, however, that, beginning as early as 1999, with the completion of construction of new pipeline capacity from western Canada to the upper Midwest markets, Industries' operating subsidiaries will begin to purchase significant amounts of lower-cost

   __________________

   <11> "High deliverability," which is an operational characteristic of salt-dome storage caverns, means the ability to inject and withdraw gas on a frequent (I.E., daily) basis, year-round and at a high rate of flow. Utilization of the capacity of such facilities is measured in terms of both their storage volume and frequency of the injection/withdrawal cycle (I.E., cycling). In contrast, Industries storage facilities in Indiana only allow for gas injection and withdrawal on a seasonal basis. The "high deliverability" facilities in Texas and Louisiana provide Northern Indiana with added flexibility in managing deliveries to and from interstate pipelines, which, in turn, allows Northern Indiana to take advantage of price volatility and to balance its system load requirements on a daily basis.

   gas produced in the Western Canada Sedimentary Basin (Alberta and
   British Columbia).<12>   Industries estimates that, by 2002, gas
   produced in the Western Canada Sedimentary Basin could potentially account for as much as 40% of its total system supply.<13>

        Currently, Industries' subsidiaries have contracted for "firm" capacity and storage service on five different long-haul interstate pipelines: Tennessee Gas, NGPL, ANR Pipeline Company ("ANR"),
   Panhandle Eastern PipeLine Company ("Panhandle Eastern"), and
   Trunkline Gas Company ("Trunkline"); as well as several other regional pipelines.

        Northern Indiana also owns and operates four coal-fired electric generating stations with net capabilities of 3,179,000 kilowatts (kw), two hydroelectric generating plants with net capabilities of 10,000 kw, and four gas-fired combustion turbine generating units with net capabilities of 203,000 kw, for a total system capability of 3,392,000 kw. During the year ended December 31, 1997, Northern Indiana generated about 92% of its own electrical requirements and purchased the remainder from third parties. Northern Indiana owns more than 3,000 circuit miles of transmission lines having voltages of 34.5 kilovolts (kv) and higher, and a distribution system in 20 of the 30 counties in which Northern Indiana operates consisting of approximately 7,700 circuit miles of overhead and 1,400 cable miles of underground primary distribution lines.



   __________________

   <12> FERC has already granted certificate authority under Section 7(c)
   of the Natural Gas Act of 1938, as amended, for a major expansion of the Northern Border Pipeline, which runs from the Montana-Saskatchewan border to its present terminus at Harper, Iowa, and a 243-mile extension thereof to a new terminus south of Chicago. SEE NORTHERN BORDER PIPELINE COMPANY, 76 FERC Para. 61,141 (August 1, 1996) and 80 FERC Para. 61,152 (August 1, 1997). The Northern Border extension will have the capacity to deliver up to .7 Bcf per day of natural gas
   into the Chicago market by 1999.   Northern Border has announced its
   intention to file a certificate application in October 1998 to extend its system to connect with Northern Indiana's facilities near North Hayden, Indiana. FERC has also given final approval for the construction of the Alliance Pipeline project, an 887-mile, 36-inch, line designed to transport 1.325 Bcf per day of gas from western Canada to the Chicago market with an expected in-service date of October 2000. SEE ALLIANCE PIPELINE L.P., 80 FERC Para. 61,149 (August 1, 1997) and 84 FERC Para. 61,239 (September 17, 1998).

   <13> In this regard, Northern Indiana has entered into a binding precedent agreement with Northern Border Pipeline for .165 Bcf per day of "firm" capacity on the Northern Border extension. With the Northern Border contract capacity, about 30% of Northern Indiana s total contracted transportation capacity will have access to production in the Western Canada Sedimentary Basin.

        (b)  BAY STATE'S GAS UTILITY OPERATIONS.

        At December 31, 1997, Bay State's and Northern's combined gas system consisted of 5,158 miles of distribution mains; 29 miles of transmission lines, together with associated pumping and regulating stations; LNG liquefaction, vaporization and storage facilities; propane storage tanks; 270,108 customer service connections; and 306,446 customer meters.

        Bay State purchases approximately 40% of its total system gas requirements from the same on-shore and off-shore Texas and Louisiana producing areas in which Industries' subsidiaries obtain their gas and approximately 49% of its total system requirements from the Western Canada Sedimentary Basin. Bay State has contracted capacity on four domestic long-haul pipelines: Tennessee Gas, TransContinental Gas Pipe Line Corp. ("Transco"), Texas Eastern Transmission Corp. ("Texas Eastern"), and Texas Gas Transmission Corp. ("Texas Gas"); as well as on TransCanada PipeLine Corp. and several regional pipelines. Like Industries, Bay State projects that, as transmission constraints are eliminated, it will purchase an increasing amount of its gas requirements from production in the Western Canada Sedimentary Basin. This gas will reach Bay State's service area directly via the PNGTS pipeline, which is scheduled to be completed in Spring 1999, as well as indirectly by means of any one of several different pipeline expansions/extensions (including the Crossroads/CNG expansions) that have been announced and which will provide Bay State with greater access to supplies available in the Chicago area market.

        1.4  General Description of the Transaction.
             --------------------------------------

        Under the Merger Agreement, upon the effective date of the merger, each outstanding share of common stock of Bay State ("Bay State Shares") will be converted into the right to receive common shares of Industries ("Industries Shares"), or, at the election of any Bay State shareholder and subject to certain limitations, cash, in either case having a value of $40.00 per share. The Transaction has been structured to qualify as a tax-free reorganization pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended.

        The number of Industries Shares that would be issued in exchange for each Bay State Share would be determined by dividing (i) $40.00 by
   (ii) the Industries Share Price, which is the average of the closing prices of Industries Shares, as reported in THE WALL STREET JOURNAL'S NYSE Composite Transactions Report, for the 20 trading days immediately preceding the second trading day prior to the effective date of the merger. Bay State shareholders may elect to receive $40.00 in cash, without interest, for some or all of their Bay State Shares (a "Cash Election"). However, the aggregate number of Bay State Shares that will be converted into the right to receive $40.00 in cash in the Transaction (the "Cash Election Maximum") may not exceed an amount determined by dividing (A) the dollar number equal to the difference between (i) one-half of the product of (x) $40.00 multiplied by (y) the aggregate number of Bay State Shares outstanding on the second day prior to the effective date of the merger less (ii) the dollar amount of a special dividend, if any, paid by Bay State prior to the merger and certain other cash payments to be determined prior to such time, by (B) $40.00. Further, cash amounts paid to electing shareholders would be subject to proration if the aggregate number of Bay State Shares covered by a valid Cash Election ("Cash Election Shares") exceeds the Cash Election Maximum.

        On a PRO FORMA basis, based on the number of Bay State Shares and Industries Shares outstanding on November 6, 1998, and assuming that 100% of the outstanding Bay State Shares are converted into the right to receive Industries Shares at a conversion price of $30.48 per share (the 20-day trading average for the Industries Shares determined as of November 6, 1998), the current shareholders of Bay State would effectively acquire, in exchange for their Bay State Shares, about 13.2% of the issued and outstanding Industries Shares.

        The Merger Agreement was approved by a vote of Bay State's shareholders at a special meeting called for that purpose on May 27, 1998.<14> The Transaction is also subject to various regulatory approvals in addition to the approval of this Commission. SEE ITEM 4
   - REGULATORY APPROVALS. Reference is made to the joint Proxy Statement and Prospectus of Bay State and Industries, which is filed herewith as Exhibit C-2, for a more complete description of the Transaction and the terms of the Merger Agreement.

        Upon consummation of the Transaction, Industries, which currently claims an exemption under the Act pursuant to Section 3(a)(1) and Rule 2, would own an integrated gas utility system comprised of its existing gas distribution properties in northern Indiana and Bay State's gas distribution properties in Massachusetts, Maine and New Hampshire, as well as an integrated electric utility system in northern Indiana. The utility operations of Industries in Indiana are substantially larger than those of Bay State and Northern. Even after giving effect to the Transaction, Industries will remain predominantly an intrastate (I.E., Indiana) holding company that will not derive any material part of its income from any out-of-state public-utility
   subsidiary.   Accordingly, Industries, as a part of this Application
   or Declaration, requests an order pursuant to Section 3(a)(1) of the Act confirming that Industries will continue to qualify for an exemption under Section 3(a)(1).

        Following the merger, the board of directors of Bay State will consist of seven members, of whom three will be current officers of Industries, two will be individuals who were officers of Bay State at the time the Merger Agreement was executed, and two will be current outside directors of Bay State. Substantially all of the current officers of Bay State will continue to serve as officers of the surviving company of the merger (I.E., "new" Bay State). The Merger Agreement also provides that Industries shall nominate and recommend

   __________________

   <14> The affirmative vote of two-thirds of all outstanding Bay State
   Shares was required for approval of the merger. At the May 27, 1998 special meeting, 78% of all outstanding Bay State Shares were voted in favor of the merger.

   for election to the Industries board of directors one Bay State director to be mutually determined by Industries and Bay State. Bay State will continue to maintain its principal executive offices in Westborough, Massachusetts.


   ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
             ------------------------------

        The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of Industries under the Securities Act of 1933, and other related matters, are estimated as follows:

        SEC filing fee for the
             Registration Statement on Form S-4            $185,000

        Accountant's fees                                   750,000

        Legal fees and expenses                           1,375,000

        HSR Act filing fee                                   45,000

        Consulting fees related to public relations,
              regulatory support, and other matters
              pertaining to Transaction                     166,000

        Other (travel, printing, exchange listing
             fees, etc.)                                    305,000
                                                          ---------
             TOTAL                                       $2,826,000


   ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
             -------------------------------

        3.1 GENERAL OVERVIEW OF STATUTORY REQUIREMENTS. Sections 9(a)(2) and 10 of the Act are applicable to the Transaction. Section 9(a)(2) provides that it is unlawful, without approval under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate, under [Section 2(a)(11)(A)] of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As defined in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company . . .."  Industries is currently an "affiliate"
   of three public-utility companies: Northern Indiana, Kokomo Gas, and NIFL; and will, upon consummation of the Transaction, become an "affiliate" of two additional public-utility companies: Bay State and Northern.

        The statutory standards for approval of the Transaction are set forth in Sections 10(b), 10(c), and 10(f) of the Act. The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as more fully explained below:

        * the Transaction will not tend towards interlocking relations or the concentration of control of public-utility companies to the detriment of investors and consumers;

        * the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

        * the Transaction will not unduly complicate the capital structure of the Industries holding company system;

        * the Transaction is in the public interest and the interests of consumers and investors;

        * the Transaction will tend towards the economical and efficient development of an integrated gas utility system; and

        *    the Transaction will comply with all applicable State laws.

        3.2  Section 10(b).
             -------------

        Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under
   Section 9(a) unless the Commission finds that:

             (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

             (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

             (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

        In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

        a.  SECTION 10(b)(1)

             (i)  Interlocking Relationships
                  --------------------------

             By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.<15> The Merger Agreement provides that, following the merger, three of the ten members of Bay State's board of directors shall be officers of Industries, and that Industries shall take steps necessary to assure that the Industries board of directors will include one member of the Bay State board of directors. Significantly, although these management interlocks are necessary and desirable in order to integrate Bay State fully into the Industries holding company system, the majority of Bay State's board of directors and officers following the merger will be comprised of Bay State's current directors and management. Such continuity in management will help to assure the responsiveness of Bay State's management to local regulation and to other essentially local interests (E.G., consumers, labor, ETC.). In sum, the relationship between Industries and Bay State has been carefully structured to protect the interests of consumers and other local interests and thus is not prohibited by Section 10(b)(1).

             (ii) Concentration of Control
                  ------------------------

             Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational holding company systems at which the Act was primarily aimed." AMERICAN ELECTRIC POWER CO., 46 SEC 1299, 1307 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE NUCLEAR CORP., 43 SEC 693, 700 (1968). Industries' acquisition of Bay State will not create a "huge, complex and irrational system." Industries' current utility operations are confined exclusively to Indiana, and its operations will remain predominantly intrastate in character even after acquiring Bay State, which is a far smaller company. Further, the Transaction is not undertaken specifically for the purpose of extending Industries' control over regulated public utilities, as such. Rather, as explained in the Proxy Statement/Prospectus, Industries' primary objective in acquiring Bay State is to position itself to participate, through Bay State, in the growing and increasingly deregulated New England energy market. The merger will combine the strengths of the two companies, which will enable them to

   <15> See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . .").

   offer customers a broader array of energy products and services than either company alone could offer, and at the same time create a larger and more diverse asset and customer base, which will create opportunities for operating efficiencies.

        SIZE:     If approved, the Industries system will provide gas
   distribution service (including transportation of customer-owned gas) to approximately 1,036,400 residential, commercial and industrial customers in a 15,205 square- mile area in four states, as well as electric service to approximately 416,300 customers, all in Indiana. On a PRO FORMA basis, the combined net utility plant (gas and electric) of Industries and Bay State as of December 31, 1997 totaled approximately $3.61 billion and combined utility revenues for the twelve months then ended totaled approximately $2.27 billion ($1.26 billion of gas revenues and $1.01 billion of electric revenues). By comparison, the Commission has recently approved several acquisitions involving significantly larger combination gas and electric utilities. SEE, E.G., SEMPRA ENERGY, 67 SEC Docket 994 (June 26, 1998) (merger of Pacific Enterprises, a gas utility holding company, and Enova Corporation, a holding company of an electric and gas system, resulting in a system having combined utility assets of more than $6 billion); CONECTIV, INC., 66 SEC Docket 1260 (February 25, 1998) (merger of Delmarva Power & Light Company, a combination electric and gas company, and Atlantic Energy, Inc., resulting in a system having combined utility assets of more than $5.5 billion); AMEREN CORPORATION, 66 SEC Docket 485 (December 30, 1997) (merger of two combination gas and electric companies, resulting in a system having combined utility assets of approximately $6.5 billion); TUC HOLDING COMPANY, ET AL., 65 SEC Docket 301 (August 1, 1997) (acquisition by Texas Utilities of Enserch Corporation, resulting in a system having combined utility assets of $19.6 billion); NEW CENTURY ENERGIES, INC., 65 SEC Docket 277 (August 1, 1997) (merger of combination electric and gas company with another electric utility, resulting in a system having combined utility assets of approximately $7 billion); and CINERGY CORP., 57 SEC Docket 2353 (October 21, 1994) (merger of combination gas and electric company with another electric utility, resulting in a system having combined utility assets of approximately $7.4 billion).

        EFFICIENCIES AND ECONOMIES:   Under Section 10(b)(1), the
   Commission's determination of whether to prohibit enlargement of a holding company system by acquisition is made on the basis of various factors, including by reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. By virtue of the Transaction, Industries and Bay State will have opportunities to achieve operating economies and efficiencies through joint management and coordination of their respective portfolios of natural gas supply, transportation and storage assets (I.E., assets that they own or lease, as well as contracted capacity on interstate pipelines and independently-owned storage). Among other things, Industries and Bay State will have numerous opportunities to coordinate supply, transportation and storage at several strategic natural gas trading and market hubs to which both companies have access. These expected economies and efficiencies from joint portfolio management are described in greater detail below.

        COMPETITIVE EFFECTS:     As the Commission noted in NORTHEAST
   UTILITIES, 47 SEC Docket 1270 at 1282 (December 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to the customers." In this case, there is no basis for the Commission to conclude that the Transaction is likely to have anti-competitive consequences. On the contrary, Industries and Bay State believe that customers in New England will benefit from the combined companies' greater flexibility and capacity in financing their operations and enhanced ability to take advantage of future strategic opportunities in the competitive marketplace, particularly in the areas of coordinated gas supply and the capability to provide an expanded list of energy services in New England as the energy market becomes deregulated.

        Significantly, the Transaction has been approved by the MDTE, the NHPUC and the MPUC. In none of the proceedings before those commissions did the commission's staff or other parties raise significant objections based on the assertion that the Transaction would harm competition. On the contrary, the MDTE specifically found that the Transaction would likely benefit Massachusetts ratepayers by, among other things, eliminating inefficiencies associated with the highly fragmented and "Balkanized" nature of the gas distribution systems in Massachusetts. (SEE MDTE Order, Exhibit D-2 hereto, p.
   67).

        In addition, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and rules thereunder, the Transaction may not be consummated until Industries and Bay State each have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission describing the effects of the Transaction on competition in the relevant market and expiration or termination of the required waiting period. On July 1, 1998, Industries and Bay State filed the required Notification and Report Forms, and, by letter dated July 14, 1998, the parties were notified of early termination of the required waiting period.

        b.  SECTION 10(b)(2)

        The Commission may not approve the proposed Transaction if it determines pursuant to Section 10(b)(2) that the consideration (including fees and expenses of the Transaction) to be paid by Industries in connection with the Transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make either of the negative findings concerning the consideration being offered by Industries in this Transaction.

             (i)  Reasonableness of Consideration
                  -------------------------------

             This Commission has previously recognized that when the agreed consideration for an acquisition is the result of arms'-length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied. SEE ENTERGY CORPORATION, ET AL., 55 SEC Docket 2035 at 2042 (December 17, 1993); THE SOUTHERN COMPANY, ET AL., 40 SEC Docket 350 at 352 (February 12, 1988). In this case, the Transaction has been structured to give Bay State shareholders $40 in value for each Bay State Share, to be paid either in cash or in Industries Shares, or a combination thereof, which represents a 35% premium over the average trading price of the Bay State Shares over the 30 trading days prior to the date on which the merger was publicly announced (December 18, 1997). The terms of the Merger Agreement, including the exchange ratio, were the product of extensive and vigorous arms'-length negotiations between Industries and Bay State. The announcement of the Merger Agreement was preceded by months of due diligence and analysis and evaluation of the assets, liabilities and business prospects of Bay State. SEE INDUSTRIES REGISTRATION STATEMENT ON FORM S-4 (EXHIBIT C-1 HERETO). Finally, the terms of the Merger Agreement were subject to approval by Bay State's shareholders.

        Moreover, in connection with its evaluation of Industries' offer, Bay State engaged SG Barr Devlin ("Barr Devlin"), a nationally-recognized investment banking concern, to prepare and deliver a "fairness" opinion to the Bay State board of directors. Barr Devlin delivered an oral opinion to Bay State's board of directors on December 17, 1998, which it confirmed by written opinions dated December 18, 1997 and April 20, 1998 (see Annex B to Proxy Statement/Prospectus), to the effect that, based on certain assumptions therein stated, the consideration offered in connection with the Transaction is fair, from a financial point of view, to the holders of Bay State Shares.

        In rendering its fairness opinion, Barr Devlin considered various factors, including the historical market prices and trading activity for Bay State Shares and Industries Shares and results of operations of the two companies, which were compared to those of other publicly-traded utility companies. Barr Devlin also compared the proposed financial terms of the Transaction with the financial terms of other comparable utility mergers, and determined a range of values for the Bay State Shares using various valuation methodologies deemed by it to be relevant. Finally, Barr Devlin considered the PRO FORMA capitalization, earnings and cash flow of Industries following the merger, and compared the PRO FORMA earnings, dividends per share, capitalization ratios and payout ratio of Industries following the merger with each of the corresponding current and projected values for Bay State and Industries on a stand alone basis.

        In determining a range of values for the Bay State Shares, Barr Devlin compared selected financial information and ratios for Bay State to other comparable gas utilities or gas utility holding companies, prepared a discounted cash flow analysis, using multiples of valuation based on multiples of other comparable companies, compared the consideration offered by Industries to the consideration offered or paid in other proposed or completed mergers involving comparable utility companies, and prepared a PRO FORMA analysis of the effects of the Transaction on the shareholders of Bay State and Industries for the period 1999 to 2002. The price ranges for Bay State's Shares implied by these various valuation methods support the price being offered by Industries. For a more complete discussion of Barr Devlin's fairness opinion and the valuation methods used by Barr Devlin, see pages 26 to 30 of the Proxy Statement/Prospectus (Exhibit C-2 hereto).

        It is noteworthy that the PRO FORMA analysis prepared by Barr Devlin indicated that the Transaction would result in accretion to Bay State's shareholders in terms of earnings per share and that Industries' shareholders would also realize accretion in earnings per share (assuming Industries Shares continue to trade at current levels).

        In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the proposed exchange ratio falls within the range of reasonable ratios for transactions involving comparable companies.

             (ii) Relationship of Consideration to be Paid to Earnings Capacity of Utility Assets Underlying Securities to be Acquired.
             ---------------------------------------------------------

             Likewise, there is no basis for the Commission to conclude that the consideration to be paid by Industries for the Bay State Shares does not bear a fair relation to the earnings capacity of Bay State's and Northern's utility assets. In this regard, it must be emphasized again that the proposed Transaction resulted from arms'- length bargaining and that the Merger Agreement was executed after several months of negotiations and due diligence on Industries part. Further, the market, which provides the best check on Industries' assessment of Bay State's future earnings capacity, has not penalized Industries. On the contrary, on December 17, 1997, the last full trading day prior to announcement of the merger, the Industries Shares closed at $23-5/8 (as adjusted for a subsequent two-for-one stock split basis). On April 17, 1998, the last full trading day prior to filing of the joint Proxy Statement/Prospectus (Exhibit C-2 hereto), the Industries Shares closed at $27-1/8. On November 6, 1998 (the day following the issuance of the MDTE's order approving the transaction), the Industries Shares closed at $29-1/16.

             (iii)     Reasonableness of Fees
                       ----------------------

             Industries believes that the fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers, are consistent with recent precedent, and meet the standards of Section 10(b)(2).

        As set forth in ITEM 2 - FEES, COMMISSIONS AND EXPENSES, Industries estimates the total fees, commissions and expenses paid or incurred in connection with the proposed Transaction at $2,826,000, or about .48% of the value of the consideration (Industries Shares plus cash) offered in exchange for the Bay State Shares. The relationship of the aggregate amount of fees, commissions and expenses paid to the size of the Transaction is believed to be within the same range as other recent merger cases.

             c.  SECTION 10(b)(3)

        Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Industries' capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of Industries' system.

             (i)  Capital Structure
                  -----------------

             The capital structure of Industries after the Transaction will not be unduly complicated and will be substantially unchanged from the Industries capital structure prior to completion of the Transaction. Industries will issue additional shares of its single class of common stock, or cash, or a combination of the two, in exchange for all of the outstanding voting securities of Bay State. Bay State and Northern will become direct, wholly-owned, subsidiaries of Industries. The existing long-term debt of Bay State and Northern will not be affected by the Transaction and will remain the obligations solely of those companies. In this regard, the Industries capital structure will closely resemble that of most registered holding company systems.

        Set forth below are summaries of the historical capital structures of Industries and Bay State as of December 31, 1997, and the PRO FORMA consolidated capital structure of Industries, as of December 31, 1997 (assuming that the consideration paid by Industries for the Bay State Shares consisted of 50% cash and 50% Industries Shares):

           Industries and Bay State Historical Capital Structures

                               (000s omitted)



                                  Industries        Bay State
                                  ---------         ---------

   Common stock equity            $1,264,788        $ 241,048
   Preferred stock equity            144,461            4,917 <16>
   Long-term debt                  1,667,925          234,028
                                   ---------          -------
        Total                     $3,077,174        $ 479,993


             Industries PRO FORMA Consolidated Capital Structure
                         (000s omitted) (unaudited)

   Common stock equity            $1,546,024             40%
   Preferred stock equity            149,378              4%
   Long-term debt                  2,172,453             56%
                                   ---------            ---
        Total                    $ 3,867,855            100%

        Significantly, Industries' PRO FORMA consolidated common equity to total capitalization ratio of 40% as of December 31, 1997, is well above the "traditionally acceptable 30% level." SEE NORTHEAST UTILITIES, 47 SEC Docket 1270 at 1279, n. 47 (December 21, 1990). Further, the impact of the Transaction on Industries' financial position (including its capitalization) and its results of operations is not material.

             (ii) Protected Interests.
                  -------------------

             As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application or Declaration, the Transaction will create opportunities for Industries and Bay State to achieve savings, chiefly in the area of joint management of their respective portfolios of gas supply, transportation and storage assets. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system. Moreover, as noted by the Commission in ENTERGY CORPORATION, ET AL., 55 SEC Docket 2035 at 2045 (December 17,
   1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." Industries will continue to be a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 following completion of the

   __________________

   <16> Bay State redeemed all of its issued and outstanding preferred stock effective March 1, 1998.

   Transaction, which will provide investors with readily available information concerning the companies and the Transaction. Further, the Transaction is subject to various other federal and state regulatory approvals (SEE ITEM 4 - REGULATORY APPROVALS, below). For these reasons, Industries submits that the Commission would have no basis for making a negative finding under Section 10(b)(3).

        3.3   Section 10(c).
              -------------

        Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

             (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
        Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

             (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system  . . . .

        a.  SECTION 10(c)(1)

        Under Section 10(c)(1), the Commission may not approve an acquisition that "is unlawful under the provisions of Section
   8<17> or is detrimental to the carrying out of the provisions of
   Section 11." Section 11(b)(1) of the Act, with an exception, confines a registered holding company to ownership of a single integrated public-utility system, either electric or gas. In this case, the combined gas properties of Industries' operating subsidiaries and Bay State and Northern will constitute an integrated gas utility system within the meaning of Section 2(a)(29)(B). These properties will be operated as a coordinated system. Northern Indiana's electric utility properties, which constitute an integrated electric utility system within the meaning of Section 2(a)(29)(A), will not be affected by the Transaction.

        Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A) - (C) (the "ABC clauses") are satisfied. By its terms, however, Section 11(b)(1) applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company, such as Industries, whose ownership of both gas and electric operations in Indiana is permitted and subject to

   __________________

   <17> Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory unless expressly approved by a State commission where State law prohibits or requires approval of any such acquisition.

   "affirmative state regulation." SEE WPL HOLDINGS, INC., 40 SEC Docket 491 at 497 (February 26, 1988), AFF'D IN PART AND REV'D IN PART SUB NOM., WISCONSIN'S ENVIRONMENTAL DECADE V. SEC, 882 F.2d 523 (D.C. Cir.
   1989), REAFFIRMED, 49 SEC Docket 1255 (September 18, 1991); DOMINION RESOURCES, INC., 40 SEC Docket 847 (April 5, 1988).

        The Commission has also previously held that a holding company may acquire utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is DE FACTO integration of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition.<18> In this case, Industries is requesting an order exempting it from the registration requirements under the Act pursuant to Section 3(a)(1). Further, there is and will continue to be following the Transaction DE FACTO integration of Industries' gas and
   electric utility properties.   As previously indicated, Northern
   Indiana's electric service area is subsumed within the combined gas service areas of Northern Indiana and NIFL. Of the 416,300 electric customers served by Northern Indiana, an estimated 342,000 (or 82%) also receive gas service from Northern Indiana or NIFL.<19>
   Northern Indiana has provided both gas and electric service in Indiana since its incorporation in 1912. Many of the administrative and operational functions of its gas and electric departments, including meter reading, customer billing, customer hook-ups, maintenance of customer call centers, human resources, labor relations, and regulatory relations, among others, are performed on a centralized basis. The Transaction will have no effect on the properties of Northern Indiana, Kokomo and NIFL in Indiana, or on the way in which the rates and service of these companies are currently regulated by the IURC. Finally, by letter dated November 12, 1998, the Chairman of the IURC has confirmed to the Commission that the IURC has the statutory authority to take action, as appropriate, to ensure that cross-subsidization of costs and revenues between Northern Indiana and Bay State does not occur following the merger.

        b.  SECTION 10(c)(2)

        Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of Bay State by Industries "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system  . . . ."  An
   "integrated public-utility system" is defined in Section 2(a)(29), to mean:

   __________________

   <18> SEE E.G., TUC HOLDING CO., ET AL., 65 SEC Docket 301 (August 1,
   1997); SEMPRA ENERGY, 67 SEC Docket 994 (June 26, 1998); and PP&L RESOURCES, INC., ET AL., 67 SEC Docket 1685 (August 12, 1998).

   <19> It is believed that most of the electric customers of Northern
   Indiana who are not also gas customers of Northern Indiana or NIFL use propane or heating oil, instead of gas, as a source for home heating.

        (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
        PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.<20>

        The gas utility operations of Bay State and Northern, when combined with the gas utility operations of Industries' three Indiana operating subsidiaries, will constitute an integrated gas-utility system within the meaning of Section 2(a)(29)(B) of the Act. In terms of the area covered, number of customers served, and gross revenues, Industries' integrated gas utility system will be its primary system, and its electric utility system (which will not be affected by the Transaction) will be its secondary system.

             (i)  SINGLE AREA OR REGION
                  ---------------------

             Although the retail gas service areas of Bay State and Industries' subsidiaries are separated by a distance of approximately 650 hundred miles, and are located in non-contiguous States, such factors alone are not determinative. SEE MCN CORPORATION, 62 SEC Docket 2379 (September 17, 1996) (approving acquisition of an interest in a gas-utility company by an exempt gas-utility holding company whose service area is located more than 500 miles distant in a non-adjoining State). On the contrary, Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation . . .," the Commission must consider the "state of the art" in the industry.

        COMMON SOURCE OF SUPPLY: Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked at whether the two entities purchase significant percentages of their total gas supply from production in one or more common basins, as well as whether they are served by a common pipeline or pipelines. SEE MCN CORPORATION, 62 SEC Docket 2379 (September 17,
   1996).  However, the Commission has found an integrated gas system to

   __________________

   <20> Unlike the definition of an "integrated electric utility system"
   in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Further, the Commission has previously recognized, that "integrated and coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection." SEE AMERICAN NATURAL GAS CO., 43 S.E.C. 203, 207 n. 5.

   exist where two entities purchase their gas from different pipelines which originate in the same gas producing area and/or interconnect at various points along the transportation route. SEE AMERICAN NATURAL GAS COMPANY, ET AL., 43 S.E.C. 203 (1966); and CENTRAL POWER COMPANY, ET AL., 8 S.E.C. 425 (1941).

        As previously indicated, Bay State and Industries currently derive, respectively, 40% and 89% of their total gas requirements from the same on-shore and off-shore Texas and Louisiana supply basins,<21> and each has contracted for a significant percentage
   (36% and 27%, respectively) of its total system "firm" transportation capacity requirements on the Tennessee Gas pipeline system.<22> Accordingly, there is substantial evidence that Industries and Bay State share a common source of supply.<23>

        Industries expects that both its subsidiaries and Bay State will continue to derive significant percentages of their total gas requirements for the foreseeable future from the same three on-shore and off-shore Texas and Louisiana basins from which they now purchase gas. Further, Industries expects that, as early as 2002, it could purchase as much as 40% of its total system requirements from production in the Western Canada Sedimentary Basin, which now accounts for 49% of Bay State's total requirements and is likely to continue as the singly most important source of gas for Bay State for the
   foreseeable future.<24>   Likewise, upon completion of
   construction of various proposed pipelines and/or pipeline expansions from the Chicago area to the eastern U.S. markets, Bay State will have improved access to gas supplies from the Western Canada Sedimentary

   __________________

   <21> Bay State and Industries derive the following percentages of their gas supply from each of the three basins:

                                      Bay State      Industries
                                      ---------      ----------

        Gulf Coast Basin                 9%              35%
        South Texas Basin               17%              33%
        N. Louisiana/E. Texas Basin     14%              21%

   <22> Industries' current contract with Tennessee Gas expires in 2004, while Bay State's contract with Tennessee Gas expires in 2012.

   <23> In MCN CORPORATION, the Commission found a common source of gas supply where the two existing subsidiaries of a holding company received 46% and 55% of their gas supply from two common basins (the Mid-Continent and Southern basins) and it was expected that the gas utility company to be acquired would also obtain between 70% and 90% of its supply from the same two basins.

   <24> As indicated above, n. 13, Northern Indiana has entered into binding precedent agreements with Northern Border Pipeline as a result of which approximately 30% of Northern Indiana's total contracted transportation capacity will be able to access western Canadian gas supplies.

   Basin, as well as direct access to ALL gas entering the Chicago market center, including supplies to which Bay State currently has very limited access (E.G., supplies from the Mid-Continent, Rocky Mountain, Permian and San Juan Basins, which, in the aggregate, account for about 8% of Industries' gas supplies).<25> Thus, it is likely that, over time, Industries' and Bay State's dependence upon common supply sources will evolve even further.

        Significantly, industry studies indicate that the importation of low-cost gas produced in the Western Canada Sedimentary Basin is reshaping the dynamics of gas supply in certain U.S. markets (in particular the Midwest and Northeast), and that, in the future, there will be much more of a west-to-east flow of gas to the Northeast.
   With the expansion of import capacity into the Chicago area, it is projected that the Midwest will experience an excess supply situation. This expectation has lead to various regional pipeline expansion proposals between the Midwest and Northeast, all of which are designed to move Midwest supplies to the supply-constrained Northeast markets.<26>

        STATE OF THE ART: Any determination of the appropriate size of the "area or region" calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives, in particular Order 636,<27> which has dramatically altered the way in which local gas distribution companies purchase and transport their required gas supplies. The Commission has previously taken notice of the regulatory and technological changes that have reshaped the natural gas industry over the past two decades in a report presented by the Division of Investment Management

   __________________

   <25> As indicated below, Northern Indiana holds capacity on several interstate pipelines (including its own affiliate, Crossroads) that access the Chicago Market Center, which is one of the most import market centers operating today. Bay State's access to the Chicago Market Center is limited at this time.

   <26> SEE GENERALLY "THE OUTLOOK FOR IMPORTED NATURAL GAS," INGAA
   Foundation, Inc. Report No. F-9705 (prepared by the Brattle Group,
   1997). INGAA notes (at pp. II-21 to II-22) that 5.4 Bcf/day of import capacity additions into the Midwest have been proposed, and that over 4 Bcf/day of pipeline capacity additions have been proposed to facilitate the flow of gas from the Midwest to the Northeast. Most of these projects are proposed to come on line between 1999-2002.

   <27> SEE "PIPELINE SERVICE OBLIGATIONS AND REVISIONS TO REGULATIONS
   GOVERNING SELF-IMPLEMENTING TRANSPORTATION; REGULATION OF NATURAL GAS PIPELINES AFTER PARTIAL WELLHEAD DECONTROL," Order No. 636, 57 Fed. Reg. 13,267 (April 16, 1992), AFF'D IN PART, UNITED DISTRIBUTION COS.
   V. FERC, 88 F.3rd 1105 (D.C. Cir. 1996).

   ("Division") entitled "THE REGULATION OF PUBLIC-UTILITY HOLDING
   COMPANIES" (June 1995) ("SEC Report").<28>    Significantly, in
   the SEC Report, the Division recommended that the Commission "interpret the single area or region' requirement [of Section 2(a)(29)] flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act."<29>

             Of particular note, the nation's interstate pipeline system, which experienced dramatic growth in the decades immediately following World War II, continues to expand at a significant rate, in terms of both long-haul and interregional capacity. Between 1990 and the end of 1997, capacity additions on the long-haul pipeline systems (VIZ. the pipelines running from the production areas to end markets) totaled 12.4 billion cubic feet (Bcf) per day, an increase of about 17%, while interregional capacity additions totaled 11.4 Bcf per day, or about 15%, in the same period. More than 40 projects were completed in 1997 alone.<30> Several new expansion projects have been announced to alleviate capacity constraints in those few areas of the country where they still exist. In describing the current state of the nation's pipeline delivery system, taking into account completion by the end of the year 2000 of projects that will expand transportation capacity from the Rocky Mountain, New Mexico, and West Texas producing areas to Midwest and Northeast markets, the Department of Energy has observed that "THE INTERSTATE NATURAL GAS PIPELINE NETWORK WILL COME CLOSER TO BEING A NATIONAL GRID WHERE PRODUCTION FROM ALMOST ANY PART OF THE COUNTRY CAN FIND A ROUTE TO CUSTOMERS IN ALMOST ANY AREA." (Emphasis added).<31>

        Another important development affecting the "state of the art" in the natural gas industry has been the creation of a national network of trading hubs and market centers. The development of trading hubs and market centers was a direct outgrowth of FERC's Order 636, which, as indicated, required interstate pipelines to separate, or "un-bundle," the commodity and transportation and storage functions of the
   interstate pipelines.    FERC has promoted the development of trading
   hubs and market centers as a means and location for providing services that customers of the interstate pipelines (I.E., shippers) need in order to manage their portfolios of gas supply, transportation, and

   __________________

   <28> SEE SEC Report,  pp. 29 - 31.

   <29> ID. at 73.

   <30> SEE Energy Information Agency, "DELIVERABILITY ON THE INTERSTATE
   NATURAL GAS PIPELINE SYSTEM," DOE/EIA-0618(98) (Washington, D.C., May
   1998), pp. 32 - 34. Appendix B to this report (pp. 123 - 124) lists the major proposed pipeline expansions with planned in-service in 1998 - 2000, the associated capacity and the status of each project as of March 31, 1998.

   <31> ID. at p. 34.

   storage, all of which can now be contracted separately. There are now more than 39 trading centers and market hubs in operation.<32>

        Today, trading activity conducted at hubs plays an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage). In this regard, it is significant to note that, although Industries and Bay State have contracted capacity on only one common long-haul pipeline (Tennessee
   Gas), 10 of the 16 individual interstate pipelines (long-haul and regional) on which the two companies have contracted capacity intersect at and form industry recognized trading hubs. These include:

   Name of Hub               Location                 Intersecting Pipelines
     -----------               --------                 ----------------------
     Lebanon                   Ohio                     ANR, Panhandle Eastern, Texas Gas, Texas Eastern

     Portland                  Tennessee                Tennessee Gas, Midwestern Gas Transmission Co.

     Maumee                    Ohio                     ANR, Panhandle Eastern, CNG via Crossroads (proposed)

     Leidy                     Pennsylvania             Transco, Texas Eastern, CNG via
                                                        Crossroads (proposed), National Fuel

     Ellisburg                 Pennsylvania             Tennessee Gas, CNG via Crossroads (proposed), National Fuel

     Chicago Market            Illinois                 ANR, NGPL, Northern Border, Crossroads and CNG to Tennessee Gas
                                                        (proposed), Transco, Texas Eastern

     Henry Hub                 Louisiana                NGPL, Texas Gas, Trunkline, Transco

     Perryville                Louisiana                Tennessee Gas, Texas Gas

        Trading hubs (including all of those listed above) essentially function as physical transfer points between intersecting pipelines, where shippers (I.E., buyers and sellers) and traders can sell, exchange or trade gas or pipeline capacity or redirect deliveries to a different pipeline. Further, various types of un-bundled services are typically available at trading hubs, such as parking, loaning, and wheeling of gas and, in some instances, title transfer.<33>

   __________________

   <32>  For a comprehensive analysis of the role of market hubs and trading centers, see Energy Information Administration, NATURAL GAS 1996: ISSUES AND TRENDS, DOE/EIA-0560(96) (Washington, D.C., December
   1996), ch. 3.

   <33> "Parking" is essentially a short-term interruptible storage service. "Loaning" is a service by which a party with gas will provide the gas to another party with a specific date for the return
                                                           (continued...)

   Because of the role played today by market hubs and market centers, coordination of the operations of two distant gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common trading hubs.

        Importantly, trading hubs now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines.
   In fact, as discussed below, the opportunities to achieve operating economies may be even greater where the two companies seeking to combine have significantly different load profiles (E.G., non-coincident seasonal peaks, a substantially different customer mix, etc.)<34> or where, as in this case, one of the companies
   (Industries) is located in a major gas market center (the Chicago market center) while the other (Bay State) is located in a region that is expected to experience significant growth in demand as constraints on deliverability are eliminated.

        Because Industries and Bay State share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of supply, transportation and storage. For example, the Texas Gas and Texas Eastern pipelines, which transport gas to Bay State, and the Panhandle Eastern and ANR pipelines, which transport gas to Industries, all intersect at the Lebanon, Ohio hub. At the Lebanon hub, Industries can arrange and consummate direct physical purchases and trades of gas and/or transportation capacity with Bay State or with any other shipper having access to the Lebanon hub. Similarly, Industries would have the ability to redirect gas supplies shipped on its pipeline carriers into the Ellisburg-Leidy hub in northern Pennsylvania, where it could be stored in any of the 32 underground interconnected storage reservoirs for later shipment to Bay State on the Tennessee Gas, CNG,
   Transco or Texas Eastern pipelines.   Industries and Bay State also
   have access to the Henry Hub in southern Louisiana via contracted capacity on the NGPL, Trunkline, Texas Gas and Transco pipelines. The Henry Hub is the recognized center for natural gas futures trading in

   __________________

   <33>(...continued)
   of such gas at either that location or another location under mutually agreeable terms and conditions (in effect, the inverse of parking). "Wheeling" is the provision of transportation by a hub operator from one system to another system. Finally, title transfer services allow parties to exchange title to gas that is already within a pipeline system for gas that is at a different point on the same pipeline system or for gas that is on another pipeline system. No physical movement occurs.

   <34> For example, due to the normal effects of the west-to-east
   "weather lag" Bay State's demand pattern tends to follow Industries demand pattern by, on average, 24 to 48 hours.

   the U.S. Through 9 interstate and 4 intrastate pipeline interconnections, market participants such as Bay State and Industries can physically support, if necessary and if permitted by State regulatory bodies, the utilization of financial derivatives as a means of managing price volatility.

        Moreover, through its contracted capacity on the Texas Gas and Texas Eastern pipelines, Bay State would have access to and could thus utilize the "high deliverability" (salt-dome) storage capacity held by Northern Indiana in Texas and Louisiana. Such access would greatly enhance Bay State's ability to manage price volatility. These facilities would also provide Industries and Bay State with an important gas balancing capability, which will allow them to manage fluctuating weather-related load profiles of each other's system.

        Finally, with the completion of the proposed Crossroads/CNG expansions, or any one of several other proposed pipeline projects, Bay State would gain direct access to the Chicago market center hub, which, as previously indicated, is expected to become an increasingly important source of gas for all eastern U.S. markets.

        As the foregoing clearly demonstrates, the "state of the art" in the gas industry today is quite different than it was in 1935, when most local gas distribution companies had no choice but to purchase their gas supplies at the city gate from the interstate pipeline that served them. Today, all local distribution companies have the ability to purchase their gas supplies from a variety of sources and to directly or indirectly access capacity on any interstate pipeline. Further, physical limitations on the deliverability of gas in most areas of the country have disappeared. Under Section 2(a)(29)(B), these "state of the art" changes in the industry are directly relevant to the issue of the appropriate size of the "area or region" in which an "integrated" gas system may operate.

             (ii) Coordinated Operations of Combined Gas Properties.
                  -------------------------------------------------

             As previously described, Industries' operating subsidiaries and Bay State and Northern currently manage similar physical properties and contractual assets (gas supply, transportation, and storage contracts of varying types and duration). Each company maintains a professional staff that performs essential portfolio management functions. In Industries' case, these functions are performed by the Corporate Gas Supply Department of NIPSCO Services, a group that currently consists of 15 individuals reporting to the Vice President - Energy Services. NIPSCO Services provides gas portfolio management services to Northern Indiana pursuant to a Management Services Contract. NIPSCO Services also provides some gas portfolio management services to its other affiliated gas utilities. The Bay State gas supply department currently consists of 6 individuals.

        After the merger, there will be a formal relationship between the two gas supply departments which will enable them to integrate the overall planning and management of the two companies' respective portfolios of physical and contractual assets. Specifically, the Bay State gas supply department will be functionally merged with the

   NIPSCO Services Corporate Gas Supply Department, and Bay State and NIPSCO Services will enter into a service agreement which, subject to certain changes and modifications that are now being discussed, will be similar to the NIPSCO Services Management Services Contract. Although Bay State gas supply personnel will remain physically located in New England and employees of Bay State, there will be a reporting responsibility to the Vice President - Energy Services of NIPSCO Services.

        The six essential portfolio management functions of both companies include: portfolio design, portfolio strategy, procurement, Midwest and New England storage optimization, price risk management, and contract administration. The PORTFOLIO DESIGN function includes the development of demand forecasts and modeling the appropriate combination of portfolio components (E.G., the optimum levels of "firm" transportation and long-term gas purchases, short-term transportation and supply, and spot-market transactions) to meet projected demand and the negotiation of all transportation and storage contracts. PORTFOLIO STRATEGY involves the development of strategies for optimizing the daily and seasonal utilization of portfolio assets through the correlation of supply area and market area pricing activity with the load requirements and pressures of each individual company. The PROCUREMENT group is responsible for daily and short-term (less than three months) gas purchases in supply basins, market centers, pooling points, etc., based on the plan developed by the portfolio strategy group. STORAGE OPTIMIZATION involves maximizing the "value" of storage contracts and storage that is owned through coordination and management of injection and withdrawal volumes and rates. PRICE RISK MANAGEMENT implements price risk management strategies, using both physical and financial contracts, within guidelines approved by the board of directors. Finally, CONTRACT ADMINISTRATION is responsible for contract administration and accounting functions, scheduling/nomination of gas shipments, and State regulatory reporting and support functions.

        After the merger, the two gas departments will be linked through Industries' Energy Access System (referred to as the EASy system), a data management software system recently developed in conjunction with Price Waterhouse Coopers at a cost of approximately $9 million. The EASy system will permit the two gas supply departments to record and exchange real-time information in each of the six functional areas described above. Among its other features, the EASy system integrates the management of on-system gas requirements (VIZ. customer demand) with supplies available in the upstream markets and available transportation and storage. Through the coordination and use of supply/demand information, Industries will be able to maximize revenues and minimize costs in such areas as pipeline capacity and storage utilization. For example, using the data gathered and analyzed by the EASy system on total system firm pipeline capacity that the two companies hold, available storage capacity at any moment in time, and weather conditions and other factors affecting anticipated demand, Industries will be able to make long-range, as well as daily and intra-day, decisions on such matters as buying or selling firm capacity in the capacity release market created by Order No. 636, making off-system "bundled" sales of gas and pipeline capacity during periods of excess supply, diverting gas from one company to the other at any one of the hubs or market centers listed above, and injecting or withdrawing gas from storage or selling such capacity to third parties during periods of over capacity. The EASy system will also be an important tool used in planning and executing the portfolio risk management (I.E., hedging) programs of the two companies on an overall, system-wide, basis, which, it is projected, will also contribute importantly to economies and efficiencies of operation.

             (iii)  Economies and efficiencies.
                    --------------------------

             Section 10(c)(2) requires that the Commission find that a proposed acquisition will produce economies and efficiencies. The Transaction is likely to produce substantial economies and efficiencies over time, chiefly in the areas of coordinated gas supply, optimization in use of interstate pipeline capacity, more efficient use of existing gas storage facilities, sharing of Industries' extensive technological, operational, and gas supply management experience, capital savings, and savings in management and administrative expenses. Although some of the anticipated economies and efficiencies will be fully realized in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. SEE AMERICAN ELECTRIC POWER CO., 46 SEC 1299, 1320-21 (1978). Further, although some potential benefits cannot be precisely estimated, they too are entitled to consideration. As the Commission has stated, "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." CENTERIOR ENERGY CORP., 35 SEC Docket 769 at 775 (April 29, 1986). Finally, there is no requirement in Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. SEE AMERICAN NATURAL GAS COMPANY, 43 S.E.C. 203 at 208 (1966).

        Industries and Bay State have identified specific components of their gas portfolios (supply, transportation and storage) which, through joint management and coordination, will enable the two companies to exploit opportunities in the marketplace to achieve savings. At the moment, both companies purchase significant amounts of gas from the same supply basins in the Texas-Louisiana area, hold capacity on the Tennessee Gas pipeline, and contract for storage services in Michigan. These common portfolio resources may present immediate opportunities to benefit customers. Moreover, as the dynamics and structure of the natural gas industry continue to change (E.G., in response to the impact of Canadian gas supplies on the Midwest and Northeast markets, the elimination of inter-regional transportation "bottlenecks," the growing importance of hubs and market centers, etc.), the marketplace will create even more options for the merger partners to create value through coordination of their respective gas supply portfolios.

        It is not difficult to identify the opportunities that exist and will exist in the new marketplace, or the means by which market participants, such as Industries and Bay State, may exploit such opportunities. The difficulty is in attempting to quantify precise dollar impacts in an evolving marketplace; that is, a marketplace which has no historical record in terms of regulatory certainty and which will be directly affected by changes in physical supply and capacity and in the contracting practices of market participants (E.G., the increasing reliance by local distribution companies and others on short-term and spot market gas purchases and released pipeline capacity, as opposed to long-term "firm" contracts). It is likewise very difficult to predict, with accuracy, the timing or frequency with which opportunities to achieve savings will occur.<35> Thus, any attempt to quantify future estimated savings using historical data would necessarily involve interjecting uncertain assumptions of a static and non-volatile marketplace. It is certain, however, that demand and pricing differentials now exist and will continue to occur and that, through coordinated management of their portfolios of physical and contractual assets, Industries and Bay State will be better positioned to take advantage of changing market conditions.

        The ability to capitalize on opportunities in the geographically separated wholesale markets in which Industries and Bay State participate can be illustrated by an example. A day that is colder than normal in Indiana and warmer than normal in New England may present an opportunity for a transaction between the merger partners that produces additional value beyond what market participants that do not have a presence in both the Midwest and New England could capture. On such a day, Bay State may have gas supplies available in the Gulf Coast that can be delivered via its Tennessee Gas pipeline capacity to the Midwestern Gas Transmission pipeline at an interconnect at the Portland hub in Portland, Tennessee. This supply could then be delivered via Northern Indiana's Midwestern Gas Transmission capacity to Northern Indiana or other purchasers in the Chicago market. This transaction could generate a premium for Bay State's excess gas supply and capacity on such a day as a result of the close coordination of the two company's transportation capacity and the exchange of market information that would not, in the absence of the merger, take place. Market opportunities such as this will exist at any time when the supply and capacity resources (I.E., contracted transportation or storage) are in excess of either company's requirements. Identification and pursuit of such opportunities will be a priority of the merger partners.

   __________________

   <35> While price volatility is a given, it would be impossible to predict, with any level of certainty, the timing of future price movements. The point can be illustrated by looking at gas prices in the month of February in the on-shore and off-shore Texas-Louisiana supply basins, where Industries and Bay State have historically purchased most of their gas. The price fluctuated from $1.00/MMBtu in 1992 to over $4.00/MMBtu in 1997 to $2.00/MMBtu in 1998. Similarly, gas prices in the Chicago market center have ranged from as high as $3.50/MMBtu in 1996 to a 1998 level not exceeding $2.30/MMBtu.

        There will also be opportunities for the merged companies to achieve administrative savings in such areas as accounting, tax, human resources (including employee benefits plan management), information services, financial services, and regulatory relations. NIPSCO Services makes available all of these services to its current associate companies and, in time, will be in a position to provide similar kinds of services to Bay State and Northern. An intercompany taskforce to identify other opportunities for shared services has already been formed.

        QUANTIFIABLE BENEFITS. It is estimated that the quantifiable dollar benefits of the Transaction over 10 years (projected savings and opportunities for incremental revenues) will be as much as $57.45 million, as follows: (1) an increase in revenues of between $1.8 and $3.6 million per year (up to $36 million over the 10-year period) from bundled off-system sales, interruptible sales and interstate pipeline capacity release credits; (2) a one-time savings to Bay State of at least $1 million associated with gaining access to Industries' EASy system; (3) a savings to Bay State of $100,000 per year ($1 million over ten years) through the elimination of the need for one new-hire in its gas supply department; (4) capital cost savings, chiefly in the form of interest rate savings and lower transaction costs, of up to $1.5 million per year by the third year after closing ($12 million in years 3 through 10), which would result primarily from the integration of the debt management programs of the two companies; (5) $200,000 per year ($2 million over ten years) through a reduction in the amount of directors' fees and expenses Bay State would otherwise have had to pay as a publicly-listed company; (6) $200,000 per year ($2 million over ten years) through the elimination by Bay State of trustee and stock transfer fees; and (7) $345,000 per year ($3.45 million over ten years) through a reduction in investor relations and servicing costs, also as a result of Bay State's de-listing. Significantly, unlike other recent merger cases in the electric and gas utility industries in which the majority of the estimated dollar savings were anticipated to be achieved through labor reductions in duplicate or redundant positions,<36> the parties to this Transaction do not anticipate any significant reductions in current employment levels.

             (iv) No impairment
                  -------------

             The resulting integrated gas system to be formed by the combination of Bay State's gas properties with those of Industries will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation." In this case, the separate corporate identity and local corporate headquarters of Bay State will be maintained and the Merger Agreement

   __________________

   <36> SEE, E.G., CONECTIV, INC., 66 SEC Docket 1260 at 1263 (February
   25, 1998) (59.55% of estimated savings to be achieved through labor reductions); WISCONSIN ENERGY CORPORATION, 67 SEC Docket 409 at 411 (May 19, 1998) ($13 million of $20 million of quantifiable benefits in the form of labor reductions).

   assures continuity in the management of Bay State after the Transaction. Further, following the Transaction, Bay State and Northern will remain subject to regulation as to rates, service, and other matters by the public service commissions in Massachusetts, Maine and New Hampshire, each of which must also approve the Transaction. Finally, by maintaining the separate corporate existence of Bay State and Northern, there will be no change in the manner in which Industries' Indiana subsidiaries are currently regulated.<37>

        3.4  Section 10(f).
             -------------

        Section 10(f) provides that:

        The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

        As explained in ITEM 4 - REGULATORY APPROVALS, the Transaction has been approved by each of the public service commissions in Massachusetts, Maine and New Hampshire.

        3.5  Section 3(a)(1).
             ---------------

        Industries also requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act confirming that Industries, and each of its subsidiary companies as such, will continue to be exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or interest of investors and consumers, if:

        such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

   __________________

   <37> In contrast, if the Transaction (I.E., the "preferred" merger structure) cannot be achieved, Bay State and then Northern will be merged into Northern Indiana, Industries' largest subsidiary, with the result that the public service commissions in the four States would then have to deal with potentially difficult issues of cost allocations between Northern Indiana's Indiana operations and those conducted in New England.

        Although Bay State and Northern are not incorporated and do not conduct any public utility operations in Indiana, the State of Industries' incorporation, following its acquisition of Bay State and Northern, (i) Industries will not derive any material part of its income from either Bay State or Northern, and (ii) Industries, and each of its public-utility subsidiary companies from which it derives any material part of its income, will remain predominantly intrastate in character and carry on their business substantially in a single State, namely, Indiana.

        A. Industries Will Not Derive Any Material Part of Its Income From Bay State or Northern.
             ----------------------------------------------------------

        As is clear from the plain language of Section 3(a)(1), the test of whether the public-utility subsidiaries of a holding company are "predominantly intrastate in character" is applied separately to each public-utility subsidiary from which such holding company "derives, directly or indirectly, any material part of its income." SEE PUBLIC SERVICE COMPANY OF OKLAHOMA, 8 S.E.C. 12, 16 (1940); WISCONSIN ELECTRIC POWER COMPANY, 28 S.E.C. 906, 909 - 911 (1948). Hence, the fact that a holding company has, as a subsidiary, a public-utility company incorporated and operating in a State other than its own State of incorporation is irrelevant for purposes of determining whether such holding company is entitled to an exemption under Section 3(a)(1) if that out-of-State subsidiary does not contribute "any material part" of the holding company's income. SEE WASHINGTON RAILWAY AND ELECTRIC COMPANY, 4 S.E.C. 191 at 192 - 193 (1938); COMMONWEALTH EDISON COMPANY, 28 S.E.C. 172 at 173 (1948); WPL HOLDINGS, INC., 40 SEC Docket 491 at 499 (February 26, 1988). If, on the other hand, a public-utility subsidiary does contribute a "material part" of the holding company's income, then it must be BOTH incorporated in the same State as the holding company AND carry on its business "substantially" in that State.

        In the decisions under Section 3(a)(1) in which the materiality of an out-of-State subsidiary has been considered, the Commission has consistently focused on the RELATIVE SIZE of the out-of-State subsidiary, expressed as a percentage of the applicant holding company's total operations, using a variety of financial measurements. In its early decisions, including PUBLIC SERVICE COMPANY OF OKLAHOMA, WASHINGTON RAILWAY and WISCONSIN ELECTRIC, SUPRA, the Commission placed greatest importance upon the relationship of the dividends actually paid by and undistributed earnings of the out-of-State subsidiary, expressed as a percentage of the holding company's consolidated net income. The Commission has also considered size in terms of other quantifiable factors. In COMMONWEALTH EDISON COMPANY, SUPRA, for example, which was decided the same year as WISCONSIN ELECTRIC, the Commission compared an out-of-State subsidiary's gross operating revenues from off-system sales to the parent's consolidated gross operating revenues. Similarly, in WPL HOLDINGS, INC., SUPRA, the Commission appears to have considered only the operating revenues of an out-of-State subsidiary. In other recent cases, the Commission has taken into account various financial comparisons, without
   indicating which, if any, was entitled to greatest deference.   SEE

   E.G., UNICOM CORPORATION, 57 SEC Docket 660 (July 22, 1994) (percentage of consolidated operating revenues, consolidated net income, consolidated net utility plant and consolidated total assets represented by out-of-State subsidiary); PROVIDENCE ENERGY CORPORATION, 60 SEC Docket 2109 (November 30, 1995) (percentage of consolidated gas revenues and income represented by out-of-State subsidiary); and ATLANTA GAS LIGHT COMPANY, ET AL., 61 SEC Docket 1057 (March 5, 1996) (percentage of consolidated operating revenues and total assets represented by out-of-State subsidiary).

        To date, the Commission has not embraced any numerical bright-line test of materiality under Section 3(a)(1). Moreover, it is noteworthy that, in the SEC Study, the Division recommended that the Commission apply a more liberal standard for exemptions under Section 3(a). Rather than redefining phrases such as "predominantly intrastate" and "material part of income" in terms of any bright-line numerical limits, however, the Division urged the Commission to adopt a more flexible standard for exemption under Section 3(a) that would take into account the ability of the affected States to "adequately protect utility consumers against any detriment that might be associated with certain activities of exempt holding companies." SEC Study, pp. 119 - 120.

        In fact, a review of the recent decisions indicates that the Commission is already moving toward a more flexible standard of interpretation of the materiality test (as well as of the "predominantly intrastate in character" test, which is discussed below). In ATLANTA GAS LIGHT COMPANY, SUPRA, for example, the Commission granted an exemption under Section 3(a)(1) to a newly-organized Georgia holding company (AGL Resources, Inc.) with a subsidiary operating in Tennessee which represented 6.2% and 6.9%, respectively, of the holding company's consolidated operating revenues and total assets. The Commission also recently accepted, without challenge, a claim for exemption under Section 3(a)(1) pursuant to Rule 2, 17 C.F.R. Section 250.2, by FirstEnergy Corp. ("FirstEnergy"), a holding company incorporated in Ohio that owns all of the stock of two Ohio utilities and, in addition, indirectly holds all of the stock of Pennsylvania Power Company ("Penn Power"), a utility that is incorporated and operates in Pennsylvania.<38> It appears from FirstEnergy's initial filing on Form U-3A-2 that, for the twelve months ended June 30, 1997, Penn Power represented about 6%, 6.4%, and 6.9%, respectively, of FirstEnergy's consolidated net income, consolidated operating revenues, and net utility plant, and, for the previous calendar year, accounted for about 7.5% of total electric

   __________________

   <38> The Commission approved the acquisition by FirstEnergy of all of the voting securities of Centerior Corporation and Ohio Edison Company, the parent of Penn Power. SEE FIRSTENERGY CORP., 65 SEC Docket 1825 (November 5, 1997). Since FirstEnergy had not requested an order under Section 3(a)(1) exempting it as a holding company, the Commission did not specifically address whether FirstEnergy would derive "any material part of its income" from Penn Power.

   energy sales (in kWh) by FirstEnergy and subsidiaries on a PRO FORMA basis.<39>

        In contrast, there have been only a few occasions on which the Commission has denied an exemption to a holding company based upon a finding that a subsidiary with substantial interstate operations contributed a "material part" of the holding company's income. The leading case is WISCONSIN ELECTRIC, SUPRA, in which the Commission found that an out-of-State subsidiary of the applicant contributed a "material part" of its income where the dividends paid by such subsidiary, as a percentage of the applicant's consolidated net income, ranged between 9.45% and 11.92% over a four-year period (1944-
   1947). 28 S.E.C. at 912. These are apparently the lowest percentages in any case decided under Section 3(a)(1) in which the Commission has expressly held that an out-of-State subsidiary contributed a "material part" of the applicant's income and, accordingly, denied an exemption.

        In the present case, gross operating revenues, net operating revenues (operating margin), utility operating income, net utility income and net utility plant of Bay State and Northern (before intercompany eliminations), and the percentage of each on a PRO FORMA basis for each of the past three years, to the total combined gross operating revenues, net operating revenues, utility operating income, net utility income and net utility plant (after intercompany eliminations) of Industries and subsidiaries are as follows:<40>


                                                                                                    BAY STATE AND
                                    PRO FORMA           BAY STATE               NORTHERN            NORTHERN <Fd>
                                     COMBINED      -----------------------------------------------------------------
                                    UTILITIES       AMOUNT      PERCENT     AMOUNT     PERCENT    AMOUNT     PERCENT
                                    ($MM) <Fd>      ($MM)                   ($MM)                 ($MM)
                                    ----------      ------      -------     ------     -------    ------     -------
      Gross operating
       revenues <Fa>    1997         $2,274.5       $367.4        16.2%     $82.8        3.6%     $450.2      19.8%
                        1996          2,228.5        334.3        15.0       72.6        3.7       406.9      18.3
                        1995          2,130.7        341.5        16.0       66.8        3.1       408.4      19.2
      Operating

       margin <Fb>      1997
                                     $1,264.3       $142.1        11.2%     $31.4        2.5%     $173.5      13.7%
                        1996
                                      1,284.9        138.4        10.8       29.2        2.3       168.4      13.1
                        1995
                                      1,241.5        134.0        10.8       26.8        2.2       160.8      13.0
      Utility operating
        income <Fc>     1997          $ 322.1        $28.3         8.7%      $7.6        2.4%      $35.9      11.1%
                        1996            318.2         26.2         8.2        6.6        2.1        32.8      10.3
                        1995            311.2         22.0         7.1        5.0        1.6        27.0       8.7

   __________________

   <39> SEE Statement on Form U-3A-2 of FirstEnergy Corp., dated November
   8, 1997 (as amended November 21, 1997) (File No. 69-423).

   <40> The data presented in the table excludes Industries' operating revenues from water operations and other non-utility products and services which, in 1997, totaled about $762 million, or about 29% of Industries' consolidated operating revenues.

                                                                                                    BAY STATE AND
                                    PRO FORMA           BAY STATE               NORTHERN            NORTHERN <Fd>
                                     COMBINED      ----------------------  --------------------  --------------------
                                    UTILITIES       AMOUNT      PERCENT     AMOUNT     PERCENT    AMOUNT     PERCENT
                                    ($MM) <Fd>      ($MM)                   ($MM)                 ($MM)
                                    ----------      ------      -------     ------     -------    ------     -------
      Net utility
       income <Fc>      1997           $223.6        $14.2         6.3%      $4.1        1.8%      $18.3       8.1%
                        1996            218.1         13.3         6.1        3.0        1.4        16.3       7.5
                        1995            221.7          7.8         3.5        2.1         .9         9.9       4.4

      Net utility
        plant           1997         $3,613.8       $397.0        11.0%     $99.4        2.6%     $496.4      13.7%
                        1996          3,659.2        402.2        11.0       94.6        2.5       496.8      13.5
                        1995          3,663.5        389.6        10.6       89.2        2.4       478.8      13.1


        <Fa>  Includes revenues from transportation-only customers and forfeited discounts.

        <Fb>  Gross operating revenues less cost of gas and cost of fuel for electric generation.

        <Fc>  Adjusted to eliminate the effect of  one-time write-off of restructuring costs by Bay State.  SEE FN. 10,  SUPRA.

        <Fd>  After intercompany eliminations.

        As the foregoing demonstrates, Industries will not derive "any material part" of its income from Northern, no matter what financial yardstick for comparison is used. Likewise, although Bay State's net utility income in 1997, as a percentage of the PRO FORMA combined net utility income of Industries (6.3%), is higher than the percentage found acceptable in any case in which the Commission has granted, by order, an exemption under Section 3(a)(1), it is lower than the percentage found unacceptable in WISCONSIN ELECTRIC, SUPRA, and approximately the same as the percentage of net income that FirstEnergy derives from Penn Power, based on data disclosed in FirstEnergy's initial claim for exemption on Form U-3A-2.

        Furthermore, although Bay State's contribution to Industries' PRO FORMA combined gross utility revenues (15.0 - 16.2% for the three years 1995 - 1997) is also greater than in any case in which the Commission has granted an exemption, by order, under Section 3(a)(1) to a holding company with an out-of-State subsidiary, in this case a percentage based on gross operating revenues would tend to distort and overstate Bay State's comparative size, for a number of reasons. First, it is relevant to consider that Bay State's delivered cost of gas has historically been significantly higher than Industries'.<41> The cost of gas is essentially a pass-through to customers that has an obvious impact on gross revenues, but little if any effect on operating margin or income. Second, Industries' subsidiaries serve a much larger industrial customer base than Bay

   __________________

   <41> For comparison, during the period 1994 through 1997, Bay State s average delivered cost of gas ranged between $3.92 and $4.79/Dth, while Northern Indiana's average delivered gas cost ranged between $2.65 and $3.16/Dth. It is predictable that this difference in gas cost will narrow as new pipeline capacity into New England comes on line.

   State. A high percentage of these customers purchase their gas directly from producers and marketers and contract only for "unbundled" transportation service from the local utility.<42>
   Because revenues from transportation-only customers do not reflect, or include, a gas sales component, a revenues-based size comparison of Bay State and Industries would once again present a distorted picture. Thus, while the combined gas operating revenues of Bay State and Northern in 1997 would represent, on a PRO FORMA basis, approximately 35% of the gas operating revenues of the merged companies, the total gas send-out of Bay State and Northern Utilities would represent only 18% of the send-out of the merged companies on a volumetric basis.

        A size comparison based on operating margin (gross revenues less cost of gas and cost of fuel for electric generation) would eliminate these distortions. On such basis, Bay State's operating margin would represent, on a PRO FORMA basis, between 10.8% and 11.2% of the combined operating margins (gas and electric) of Industries and Bay State over the three-year period 1995 - 1997. These percentages correspond more closely to the percentage size comparisons based on net income, net utility plant, and other financial criteria. (Also, see the preliminary projections of gross operating margins of Industries and Bay State for the years 1998 - 2000) (filed confidentially pursuant to Rule 104 as Exhibit K-1 hereto).

        It is also relevant to consider that Bay State is engaged exclusively in the natural gas business, whereas Industries' predominant subsidiary, Northern Indiana, derives more than half of its revenues from electric utility operations. In this regard, in HOUSTON INDUSTRIES INCORPORATED, ET AL., 65 SEC Docket 83 (July 24,
   1997), the Commission noted the difficulty of making size comparisons between a gas company and an electric company based on operating revenues. In that case, the Commission granted an exemption under
   Section 3(a)(2) of the Act to an electric utility that was proposing to acquire a gas utility, even though, in applying the "gross-to-gross" subsidiary-to-parent operating revenues test historically used in cases under Section 3(a)(2), the resulting percentage (52.5%) was significantly higher than the highest percentage (about 26%) in any previous case in which an exemption had been granted.

        Although the Commission appears to have accepted a more liberal test for predominance under Section 3(a)(2) in HOUSTON INDUSTRIES, based on the traditional "gross-to-gross" revenues analysis, it is significant that the Commission also looked at other relevant proxies for size, such as ratios of utility operating income and utility assets, which it found to be more in line with ratios established in earlier cases. The Commission also noted that, because Houston Industries' operations are entirely electric while its subsidiary's are entirely gas, other size comparisons (E.G., units of energy sold, number of customers) sometimes used in cases under Section 3(a)(2) would not be relevant. 65 SEC Docket at 86, and n. 21.

   __________________

   <42> In 1997, "unbundled" gas transportation (primarily to large industrial customers) represented 55% of Northern Indiana's total gas send-out, but only 32% of Bay State's total gas send-out.

        B. Industries Will Remain Predominantly Intrastate in Character and Carry On its Business Substantially in a Single State.
             ------------------------------------------------------------

        As indicated, Industries and its three existing public utility subsidiaries, Northern Indiana, Kokomo and NIFL, are all incorporated in Indiana, and the three subsidiaries carry on their public utility operations exclusively within Indiana. Although Northern Indiana sells electricity at wholesale to non-Indiana customers, almost all of those sales take place in Indiana or at the Indiana border, and therefore do not constitute utility operations outside of Indiana.
   SEE WPL HOLDINGS, INC., 40 SEC Docket 491 at 499 (February 26, 1988) (citing SIERRA PACIFIC RESOURCES, 40 SEC Docket 103 at 114 (January 28, 1988)).

        Taking into consideration the combined out-of-State operations of Bay State and Northern, Industries' utility operations would still be "predominantly intrastate in character." For the year ended December 31, 1997, the combined gross operating revenues, net operating revenues (operating margin), utility operating income and net utility income of Bay State and Northern (after intercompany eliminations) represented 19.8%, 13.7%, 11.1% and 8.1%, respectively of Industries' PRO FORMA combined gross operating revenues, net operating revenues, utility operating income and net utility income. Although the gross operating revenues percentage is higher than in any case in which the Commission has granted, by order, an exemption under Section 3(a)(1),<43> holding companies have claimed exemption under Rule 2 with disclosed out-of-State utility revenue percentages as high as 22.4%, which claims for exemption have not been challenged.<44>

   __________________

   <43> In SIERRA PACIFIC RESOURCES, 40 SEC Docket 103 at 114, n. 29
   (January 28, 1988), the Commission indicated that the operations of Sierra Pacific Resources' principal subsidiary were substantially intrastate even though the subsidiary derived 9.9% of its utility revenues from outside of its state of incorporation. The case did not involve the grant of an exemption under Section 3(a)(1).

   <44> SEE E.G., 1983 Form U-3A-2 filed by Diversified Energies (File
   No. 69-271) (disclosing 22.4% of utility revenues from out-of-State operations). SEE TOO, 1998 Form U-3A-2 filed by Southwestern Energy Co. (File No. 69-248) (disclosing 27% of retail gas sales (in MCF) out-of-State; no revenues breakdown provided); 1998 Form U-3A-2 filed by TNP Enterprises, Inc. (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales (in MWH) to out-of-State customers, who comprise 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings Company (File No. 69-399) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out-of-State operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-State). In another instance, the Commission's Division of Corporate Regulation gave its informal assurances that it would not question a claim for exemption under Rule 2 by a holding company whose subsidiary would derive about 30% of its utility revenues from out-of-
                                                           (continued...)

   Moreover, for the reasons that have already been discussed above, using gross operating revenues in this case would tend to distort and overstate the relative size of the combined Bay State/Northern operations. Thus, if net operating revenues (operating margin) are considered, the out-of-State operations of Bay State and Northern together (after intercompany eliminations) would represent on a PRO FORMA basis between 11.2% and 13.7% of Industries and Bay State and subsidiaries combined for the three-year period 1995 -1997. (Also, see preliminary projections of gross operating margins of Industries and Bay State for the years 1998 - 2000). (Filed confidentially pursuant to Rule 104 as Exhibit K-1 hereto).

        C. The Exemption of Industries Will Not Be Detrimental to the Public Interest or Interest of Investors or Consumers.
             ----------------------------------------------------------

        For the reasons noted above, a finding by the Commission that Industries will not derive "any material part of its income" from either Bay State or Northern would not be inconsistent with settled interpretations of Section 3(a)(1). Moreover, while Bay State will contribute a higher percentage of Industries' consolidated operating revenues, net utility income and net utility plant than in any previous case in which the Commission has granted, by order, an exemption under Section 3(a)(1), it is clear that Industries is a substantially larger company than Bay State and Northern together by any possible measure and that, in qualitative terms, granting Industries an exemption in this case will not, in the words of Section 3(a), be "detrimental to the public interest or the interest of investors or consumers." Industries submits that granting Industries an exemption under Section 3(a)(1) in this case would thus be consistent with the recommendations of the Division in the Division Report.

        In this case, Industries' acquisition of Bay State has been approved by the MDTE and its acquisition of Northern has been approved by both the NHPUC and the MPUC.<45> In the petitions that were

   __________________

   <44>(...continued)
   State operations. SEE CHESAPEAKE UTILITIES CORPORATION, SEC No-Action Letter dated August 31, 1978. In that letter, the Division Director acknowledged that there would be no detriment to effective regulation by permitting the holding company to claim an exemption.

   <45> The principal issue in all three proceedings concerned the impact of the acquisition premium to be paid for Bay State's shares on future rates of Bay State and Northern. In the Massachusetts proceeding, the MDTE concluded that "the proposed merger promises significant (albeit of indeterminate size) savings for ratepayers because Bay State and Northern Indiana would engage in joint management and purchasing of gas supplies, resulting in greater economies and efficiencies." MDTE Order Approving Joint Petition, p. 27. Likewise, in the Maine proceeding, the Office of the Public Advocate supported the merger based on expectations that the transaction should "lend increased
                                                           (continued...)

   filed with these three commissions (Exhibits D-1, D-3 and D-5 hereto), Bay State and Northern requested approval for both the "preferred merger" structure, under which Industries would acquire the voting securities of Bay State and Northern and hold them as additional public-utility subsidiaries, as well as the "alternative merger" structure, under which Bay State and Northern would be merged into Industries' predominant subsidiary, Northern Indiana, which would thereafter conduct public utility operations in Massachusetts, New Hampshire and Maine through separate divisions. In the petitions, the applicants expressly stated that the "preferred merger" structure is subject to SEC approval under the Act and that Industries would not consummate the transaction under the "preferred merger" structure if the SEC does not approve the transaction (or approval is delayed) or if the status of Industries as an exempt holding company would be jeopardized. Thus, all three state commissions have approved the transaction with the clear understanding that the "preferred merger" structure is dependent upon Industries' ability to maintain its current exemption under the Act. Further, each of the three commissions indicated in its order that it favored the "preferred merger" structure.

        Following the merger, the MDTE will have the same jurisdiction and authority over Bay State's rates, services and operations following the acquisition as it currently has, and its ability to protect ratepayers will not be impaired by virtue of Bay State's ownership by an out-of-state holding company. Pursuant to M.G.L.
   c. 164, Section 76A, the MDTE will have general supervisory authority over Industries, as an affiliate of Bay State, with respect to any relations, transactions and dealings that may affect Bay State's operations. For example, the MDTE may investigate the price of gas supplied by an affiliate (Section 76A), examine the books and records of affiliates (Section 85), approve contracts for services between Bay State and an affiliated company (Sections 85A, 94B); and require periodic reports by Bay State regarding its affiliate transactions (Section 76A).

        The jurisdiction of the NHPUC over Northern's rates, services and operations will also be unchanged following its acquisition by Industries, under either merger structure. Pursuant to RSA 366:5, the NHPUC will have full power and authority to investigate contracts for services between Northern and its affiliates, and may require Northern to submit full information with respect to any purchase from or sale to an affiliate. The NHPUC has the power to disapprove any affiliate contracts for services, or any purchase or sale that it finds to be unjust or unreasonable. The NHPUC may also require information from Northern, or Industries, as to the direct or indirect control of Northern in order to enforce its regulatory authority.

   __________________

   <45>(...continued)
   financial strength to Northern and its operations in Maine and that there should be significant opportunities for supply resource savings . . ." MPUC Order Approving Stipulation and Merger, p. 3.

        In Maine, under either merger structure, the MPUC will retain its present regulatory control over Northern's rates, services and operations. Affiliate transactions and dealings are expressly regulated by the MPUC under 35-A M.R.S.A. Section 707. The MPUC has broad jurisdiction over dealings between a public utility and its affiliates, including credit arrangements, loans and contracts or
   arrangements for any services.  Section 707(3).   The MPUC may also
   inspect the books, records, accounts and papers of any affiliated interest of Northern which relate to a transaction with Northern.
   Section 707(2).

        As the foregoing demonstrates, each of the affected State commissions will have the ability to protect utility customers of Bay State and Northern against any possible detriment that might be associated with the relationship of such companies to Industries. Granting Industries' request for an exemption, therefore, will not be "detrimental to the public interest or interest of investors or consumers."


   ITEM 4.  REGULATORY APPROVALS.
            --------------------

        The Transaction, insofar as it relates to Bay State and Northern, is subject to the jurisdiction of and has been approved by the MDTE, the NHPUC, and the MPUC. The Transaction is also subject to the notification and reporting requirements of the HSR Act, which have been satisfied. No other State or Federal commission has jurisdiction over the proposed Transaction.


   ITEM 5.  PROCEDURE.
            ---------

        The Commission published a notice under Rule 23 with respect to the filing of this Application or Declaration and no request for hearing was made. Industries requests that the Commission's Order be issued as soon as practicable, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Industries hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.


   ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
             ---------------------------------

        A -  Exhibits.

             A-1 Articles of Incorporation of Bay State as amended through January 26, 1995 (filed as exhibit 3.1 to Form 10-Q of Bay State for the quarter ended December 31, 1994, File No. 1-7479 and incorporated herein by reference).

             A-2 Articles of Incorporation of Industries, as amended as of April 9, 1997 (filed as Exhibit 3(a) to Industries' Form 10-Q for the period ended March 31, 1997, in File No. 1-9779, and incorporated herein by reference).

             B-1 Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998, between NIPSCO Industries, Inc. and Bay State Gas Company (see Annex A to Exhibit C-2).

             C-1 Registration Statement of Industries on Form S-4. (Incorporated herein by reference to File No. 333-50537).

             C-2 Bay State Proxy Statement/Industries Prospectus (included in Exhibit C-1).


             D-1 Joint Petition of Bay State Gas Company, et al., to Massachusetts Department of Telecommunications and Energy, dated March 20, 1998. (Previously filed).

             D-2       Order of the Massachusetts Department of
                       Telecommunications and Energy.  (Filed herewith).

             D-3 Joint Petition of Northern Utilities, Inc., et al., to New Hampshire Public Utilities Commission, dated March 20, 1998. (Previously filed).

             D-4 Order of the New Hampshire Public Utilities Commission. (Filed herewith).

             D-5 Petition of Northern Utilities, Inc. to Maine Public Utilities Commission, dated March 20, 1998. (Previously filed).

             D-6       Order of the Maine Public Utilities Commission.
                       (Filed herewith).

             D-7 Application of Industries and Bay State to Federal Energy Regulatory Commission pursuant to Section 203 of the Federal Power Act. (This exhibit is deleted as unnecessary).

             D-8 Order of Federal Energy Regulatory Commission. (This exhibit is deleted as unnecessary).

             E-1 Map of natural gas service areas of Northern Indiana, Kokomo Gas, NIFL, Bay State and Northern, major interstate pipelines and market hubs. (Previously filed - paper format filing).

             F-1 Preliminary opinion of Reid & Priest LLP, special counsel to Industries. (Deleted as unnecessary).

             F-2 Past-tense opinion of Reid & Priest LLP, special counsel to Industries. (Deleted as unnecessary).

             F-3 Preliminary opinion of Schiff Hardin & Waite, Indiana counsel to Industries. (Filed herewith).

             F-4 Past-tense opinion of Schiff Hardin & Waite, Indiana counsel to Industries. (To be filed with Rule 24 Certificate).

             F-5 Preliminary opinion of Day, Berry & Howard, Massachusetts counsel to Industries. (Filed herewith).

             F-6       Past-tense opinion of Day, Berry & Howard,
                       Massachusetts counsel to Industries. (To be filed with Rule 24 Certificate).

             G-1       Fairness opinion of Barr Devlin  (see Annex B to
                       Exhibit C-2).

             H-1 Form U-3A-2 of NIPSCO Industries, Inc. for 1997, filed February 27, 1998 (File No. 69-340)
                       (Incorporated herein by reference).

             H-2 Form U-3A-2 of Bay State Gas Company for 1997, filed February 28, 1998 (see File No. 69-249). (Incorporated herein by reference).

             I-1 Fee statement of Arthur Andersen LLP, accountants for Industries. (Filed herewith).

             I-2 Fee statement of Schiff Hardin & Waite, counsel to Industries. (Filed herewith).

             I-3 Fee statement of Thelen Reid & Priest LLP, special counsel to Industries. (Filed herewith).

             J-1       Proposed form of Federal Register notice.
                       (Previously filed).

             K-1 Projections of Gross Operating Margin in Years 1998-2000. (Filed herewith confidentially pursuant to Rule 104) (Paper format only).

        B.   Financial Statements.
             --------------------

             FS-1: Industries Unaudited PRO FORMA Combined Condensed Balance Sheet as of December 31, 1997. (Filed herewith).

             FS-2: Industries Unaudited PRO FORMA Combined Condensed Statement of Income for twelve months ended December 31, 1997. (Filed herewith).

             FS-3: Industries Consolidated Balance Sheet as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of Industries for the fiscal year ended December 31, 1997, in File No. 1-9779).

             FS-4: Industries Consolidated Statement of Income for the year ended December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of Industries for the fiscal year ended December 31, 1997, in File No. 1-9779).


   ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
             ---------------------------------------

        The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicant or its subsidiaries that will have an impact on the environment. Industries is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.


                                  SIGNATURE
                                  ---------

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      NIPSCO INDUSTRIES, INC.

                                      By:  /s/  Gary L. Neale
                                          -------------------------------
                                      Name:     Gary L. Neale
                                      Title:    Chairman and President


   Date:     November 19, 1998

                                                              EXHIBIT D-2
                                                              -----------

                      THE COMMONWEALTH OF MASSACHUSETTS
                                ____________

                                DEPARTMENT OF
                        TELECOMMUNICATIONS AND ENERGY

                                      November 5, 1998

   D.T.E. 98-31

   Joint Petition of Bay State Gas Company. Northern Indiana Public Service Company and NIPSCO Acquisition Company for approval by the Department of Telecommunications and Energy pursuant to G.L. c. 164.
   Section 96, of the merger of Bay State Gas Company and NIPSCO
   Industries, Inc.

   ----------------------------------------------------------------------

   APPEARANCES:   Paul Connolly, Jr., Esq.
                  Paul B. Dexter, Esq.
                  Meabh Purcell, Esq.
                  LeBoeuf, Lamb, Greene & MacRae, LLP
                  260 Franklin Street
                  Boston, MA 02110
                       FOR: BAY STATE GAS COMPANY
                            PETITIONERS

                  David T. Doot, Esq.
                  Robert P. Knickerbocker, Jr., Esq.
                  Day, Berry & Howard
                  CityPlace I
                  Hartford, Connecticut 06103
                       FOR: NIPSCO INDUSTRIES, INC.
                            PETITIONERS

                  L. Scott Harshbarger, Attorney General
                  By:  James W. Stetson, Esq.
                       George C. Brooks, Esq.
                       Assistant Attorneys General
                       200 Portland Street
                       Boston, MA 02114
                            INTERVENOR

                  Robert Sydney, Esq.
                  Steven I. Venezia, Esq.
                  Division of Energy Resources
                  100 Cambridge Street, Room 1500
                  Boston, MA 02202
                            INTERVENOR

                  L. William Law, Jr., Esq.
                  Sara Johnson Meyers, Esq.
                  Eastern Enterprises
                  9 Riverside Road
                  Weston, MA 02193
                            LIMITED PARTICIPANT

                  David S. Rosenweig, Esq.
                  Stephen H. August, Esq.
                  Keegan, Werlin & Pabian, LLP
                  21 Custom House Street
                  Boston, MA 02110
                       FOR: ESSEX COUNTY GAS COMPANY
                            LIMITED PARTICIPANT

                  Becky Merola, Esq.
                  Enron Corp.
                  400 Metro Place North
                  Dublin, Ohio 43017

                       -and-

                  Randall S. Rich, Esq.
                  Tracey L. Bradley, Esq.
                  Bracewell & Patterson, L.L.P.
                  2000 K Street, NW
                  Washington, DC 20006
                       FOR: ENRON ENERGY SERVICES, INC.
                            LIMITED PARTICIPANT

                  Kenneth L. Kimmell, Esq.
                  Bernstein, Cushner & Kimmell, P.C.
                  One Court Street, Suite 700
                  Boston, MA 02108
                       FOR: UTILITY WORKERS' UNION OF AMERICA,
                            AFL-CIO, LOCAL 273
                            INTERVENOR

                              TABLE OF CONTENTS


   I.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . .    1

   II.  DESCRIPTION OF PROPOSAL  . . . . . . . . . . . . . . . . . .    2
        A.   INTRODUCTION  . . . . . . . . . . . . . . . . . . . . .    2
        B.   PREFERRED MERGER  . . . . . . . . . . . . . . . . . . .    3
        C.   ALTERNATIVE MERGER  . . . . . . . . . . . . . . . . . .    4
        D.   ACCOUNTING TREATMENT  . . . . . . . . . . . . . . . . .    4
        E.   RATE PLAN . . . . . . . . . . . . . . . . . . . . . . .    5
             1.   BASE RATE FREEZE . . . . . . . . . . . . . . . . .    5
             2.   EARNINGS SHARING MECHANISM . . . . . . . . . . . .    5
        F.   COSTS ASSOCIATED WITH THE MERGER  . . . . . . . . . . .    6

   III. STANDARD OF REVIEW . . . . . . . . . . . . . . . . . . . . .    6

   IV.  SPECIFIC CONSIDERATIONS OF THE MERGER  . . . . . . . . . . . .  8
        A.   EFFECT ON RATES AND RESULTING NET SAVINGS . . . . . . . .  8
             1.   BASE RATE FREEZE . . . . . . . . . . . . . . . . . .  8
                  a.   INTRODUCTION  . . . . . . . . . . . . . . . . .  8
                  b.   POSITIONS OF THE PARTIES  . . . . . . . . . .   10
                       i.   ATTORNEY GENERAL . . . . . . . . . . . .   10
                       ii.  PETITIONERS  . . . . . . . . . . . . . .   10
                  c.   ANALYSIS AND FINDINGS . . . . . . . . . . . .   11
             2.   EARNINGS SHARING MECHANISM . . . . . . . . . . . .   13
                  a.   INTRODUCTION  . . . . . . . . . . . . . . . .   13
                  b.   POSITIONS OF THE PARTIES  . . . . . . . . . .   15
                       i.   ATTORNEY GENERAL . . . . . . . . . . . .   15
                       ii.  PETITIONERS  . . . . . . . . . . . . . .   15
                  c.   ANALYSIS AND FINDINGS . . . . . . . . . . . .   16
             3.   GAS COSTS  . . . . . . . . . . . . . . . . . . . .   17
                  a.   INTRODUCTION  . . . . . . . . . . . . . . . .   17
                  b.   POSITIONS OF THE PARTIES  . . . . . . . . . .   17
                       i.   ATTORNEY GENERAL . . . . . . . . . . . .   17
                       ii.  PETITIONERS  . . . . . . . . . . . . . .   18
                  c.   ANALYSIS AND FINDINGS . . . . . . . . . . . .   18
             4    WEATHER NORMALIZATION  . . . . . . . . . . . . . .   19
                  a.   INTRODUCTION  . . . . . . . . . . . . . . . .   19
                  b.   POSITIONS OF THE PARTIES  . . . . . . . . . .   20
                       i.   ATTORNEY . . . . . . . . . . . . . . . .   20
                       ii.  PETITIONERS  . . . . . . . . . . . . . .   20
                  c.   ANALYSIS AND FINDINGS . . . . . . . . . . . .   21
        B.   EFFECT ON QUALITY OF SERVICE  . . . . . . . . . . . . .   21
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   21
             2.   POSITIONS OF THE PARTIES . . . . . . . . . . . . .   22
                  a.   ATTORNEY GENERAL  . . . . . . . . . . . . . .   22
                  b.   PETITIONERS . . . . . . . . . . . . . . . . .   22
             3.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   22
        C.   ACQUISITION PREMIUM . . . . . . . . . . . . . . . . . .   23
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   23
             2.   POSITIONS OF THE PARTIES . . . . . . . . . . . . .   24
                  a.   ATTORNEY GENERAL  . . . . . . . . . . . . . .   24
                  b.   PETITIONERS . . . . . . . . . . . . . . . . .   26
             3.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   27
        D.   FINANCIAL INTEGRITY OF POST-MERGER GAS COMPANY  . . . .   33
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   33
             2.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   33
        E.   SOCIETAL COSTS  . . . . . . . . . . . . . . . . . . . .   34
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   34
             2.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   35
        F.   STOCK ISSUANCE  . . . . . . . . . . . . . . . . . . . .   35
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   35
             2.   STANDARD OF REVIEW . . . . . . . . . . . . . . . .   35
             3.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   37
        G.   SECTION 17A APPROVAL OF FUNDS POOLING AMENDMENT . . . .   37
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   37
             2.   STANDARD OF REVIEW . . . . . . . . . . . . . . . .   38
             3.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   38
        H.   NORTHERN INDIANA OPERATING AS A MASSACHUSETTS GAS
             COMPANY . . . . . . . . . . . . . . . . . . . . . . . .   39
             1.   INTRODUCTION . . . . . . . . . . . . . . . . . . .   39
             2.   STANDARD OF REVIEW . . . . . . . . . . . . . . . . . 40
             3.   ANALYSIS AND FINDINGS  . . . . . . . . . . . . . .   41
        I.   PREFERRED MERGER VERSUS ALTERNATIVE MERGER  . . . . . .   43

   V.   SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . .   45

   VII. ORDER  . . . . . . . . . . . . . . . . . . . . . . . . . . .   46

   I.   INTRODUCTION

        On March 20, 1998, Bay State Gas Company ("Bay State"), Northern Indiana Public Service Company ("Northern Indiana"), and NIPSCO Acquisition Company<1> ("Acquisition Company") (collectively, the "Petitioners") jointly filed with the Department of Telecommunications and Energy ("Department") a petition for approval: (1) pursuant to G.L. c. 164, Section 96, of the Merger of Acquisition Company and Bay State; (2) pursuant to G.L. c. 164, Section 94, of Bay State's rate plan ("Rate Plan"); (3) pursuant to G.L. c. 164, Section 14, of the issuance and sale of 100 shares of common stock, $1.00 par value, by Acquisition Company to NIPSCO Industries, Inc. ("NIPSCO Industries");
   (4) pursuant to G.L. c. 164, Section 17A, of an amendment to Bay State's debt pooling agreement to include NIPSCO Capital Markets<2> ("NIPSCO Capital") as a party to the agreement; (5) pursuant to G.L.
   c. 164, Section 8A(a), to operate Northern Indiana as a gas company in Massachusetts if the Alternative Merger, proposed by the Petitioners and described below, should occur. The Department docketed this matter as D.T.E. 98-3 l.

        Pursuant to notice duly issued, the Department conducted public hearings in Lawrence, Springfield, and Brockton on May 14, 18, and 20, 1998, respectively, to afford interested persons an opportunity to comment on the Petitioners' proposal. The Department granted the petitions to intervene of the Commonwealth's Division of Energy Resources and the Utility Workers Union of America, Locals 273 and 273C ("Union").<3> The Attorney General of the Commonwealth ("Attorney General") intervened as of right pursuant to G.L. c. 12,
   Section 11E. The Department granted limited participant status to Eastern Enterprises, Enron Energy Services, Inc., and Essex County Gas Company.

        The Department conducted evidentiary hearings at its offices in Boston on July 13, 14, and 15, 1998. The Petitioners sponsored the testimony of two witnesses: (1) James D. Simpson, senior vice president and head of regulated utility business of Bay State; and (2) Mark T. Maassel, vice president of regulatory and government policy for NIPSCO Industries' Management Services Company and a corporate officer of NIPSCO Industries. The Attorney General sponsored the testimony of David J. Effron, a consultant in utility regulation. The Petitioners and the Attorney General submitted both briefs and reply briefs.

   __________________

   <1>  The draft articles of organization for NIPSCO Acquisition Company identify the company as Acquisition Gas Company (Exh. DTE 1-7). The Petitioners stated that the latter name will be used when the subsidiary actually is incorporated (Tr. 2, at 84).

   <2>  NIPSCO Capital acts as a financing agent for all of NIPSCO
        Industries' regulated and unregulated subsidiaries, with the exception of Northern Indiana, under the terms of an existing support agreement (Exhs. Cos.-B, Sch. MTM-2, at 26, 35; DTE 1-23; Tr. 2, at 75).

   <3>  On June 25, 1998, the Union filed a letter in support of the
        Merger.

        Bay State is a local distribution company ("LDC") serving approximately 261,000 residential, commercial and industrial customers in Massachusetts (Exh. Cos.-A at 6). Bay State's direct subsidiaries are Northern Utilities, Inc., an LDC that serves approximately 45,000 customers in New Hampshire and Maine, and Granite State Gas Transmission Company, Inc. ("Granite State"), an interstate pipeline company (Exh. Cos.-A at 6). Granite State's subsidiaries include Bay State's unregulated Energy Ventures and Energy Products & Services divisions, including EnergyUSA, Inc., Savage-Alert, Inc., and EnergyEXPRESS (Exhs. AG 1-1, Att. A; AG 1-2).

        NIPSCO Industries is an exempt holding company<4> whose subsidiaries provide electricity, natural gas, and water service. These wholly-owned subsidiaries are Northern Indiana, Kokomo Gas and Fuel, Northern Indiana Fuel and Light Company, Crossroads Pipeline Company, NIPSCO Development, NI Energy Services, Inc., Primary Energy Inc., NIPSCO Capital, and IWC Resources Corporation ("IWC")<5>
   (Exh. Cos.-B at 3-4). Northern Indiana is a public service company, incorporated in the State of Indiana. Northern Indiana supplies gas and electric service over approximately 12,000 square miles in the northern portion of Indiana. Currently, Northern Indiana serves approximately 662,000 gas customers and 416,000 electric customers (Exh. Cos.-B at 3).

   II.  DESCRIPTION OF PROPOSAL

        A.   INTRODUCTION.

        The Petitioners have presented two merger options to the
   Department: (1) a Preferred Merger Structure that would reorganize Bay State as a wholly-owned subsidiary of NIPSCO Industries ("Preferred Merger"); and (2) an Alternative Merger Structure that would reorganize Bay State as the Massachusetts operating division of Northern Indiana ("Alternative Merger"). Both of these options are further described below. While the Petitioners are seeking approval of both options, they have expressed their intent to pursue the Preferred Merger if the Securities and Exchange Commission ("SEC") permits; and, accordingly, the Petitioners request that the Department inform the SEC that the Department favors the Preferred Merger (Exh. Cos.-B at 17).<6>

   __________________

   <4>  See note 6 below.

   <5>  Through IWC, NIPSCO Industries indirectly owns Indianapolis Water
        Company and Harbor Water Corporation, plus three unregulated subsidiaries (Exh. Cos.-B at 4).

   <6>  The Petitioners explain that while they have requested that the
        SEC approve the Preferred Merger, they note that the SEC may. as a condition of the Preferred Merger, require NIPSCO Industries to relinquish its status as an exempt holding company by virtue of
        Section 3(a)(1) of the Public Utility Holding Company Act of 1935 ("PUHCA") (Exh. Cos.-B at 16). Loss of the exempt status would,
                                                           (continued...)

        B.   PREFERRED MERGER.

        Under the Preferred Merger, Northern Indiana would form Acquisition Company as a wholly-owned Massachusetts subsidiary corporation (Petition at 4; Exh. Cos.-A at 5). Upon Acquisition Company's formation, Acquisition Company would issue and sell 100 shares of common stock with a $1.00 per share par value to NIPSCO Industries, in exchange for $100 (Petition at 1). Shortly after Acquisition Company's formation, Bay State would merge with Acquisition Company. Acquisition Company would survive and would assume the name "Bay State Gas Company" (Exhs. Cos.-A at 5; Cos.-B, Sch. MTM-4, at A-1). Under the proposed merger, Bay State's shareholders would exchange each of their common shares issued and outstanding at the time of the merger for the right to receive: (1) $40 in cash; or (2) NIPSCO Industries' common shares in an amount equivalent to $40 per share;<7> or (3) a combination of cash and NIPSCO Industries' common shares, subject to an overall cash limitation of 50 percent of the total consideration paid by NIPSCO Industries (Exh. Cos.-B. Sch. MTM-4, at A-3). Acquisition Company would be the surviving company, in order to avoid income tax consequences for Bay State's shareholders (Exhs. DTE 1-13; AG 2-22). Shortly after the merger, Acquisition Company would change its name to Bay State Gas Company and transfer its interests in Northern Utilities and Granite State to NIPSCO Industries (Exh. Cos.-A at 6-7; Tr. 2, at
   85). Thereafter, Bay State would operate as a stand-alone subsidiary of NIPSCO Industries, as would both Northern Utilities and Granite State (Exhs. Cos.-A at 5-7, 28; Cos.-B, Sch. MTM-3). The Petitioners

   __________________

   <6>(...continued)
        according to the Petitioners, impose significant reporting requirements on NIPSCO Industries, as well as possible restrictions on NIPSCO Industries' operations (Tr. 2, at 59-62). Because the Alternative Merger does not require SEC approval, the Petitioners request that the Department approve the merger under both the Preferred Merger and the Alternative Merger, so that the merger may be consummated under the Alternative Merger if the SEC requires NIPSCO Industries to relinquish its exempt status as a condition of approval of the Preferred Merger (Exhs. Cos.-A at 29; Cos.-B at 16). The Petitioners made the request that the Department inform the SEC of a preference for the Preferred or the Alternative Merger plan in advance of our final order in D.T.E. 98-31 (Exh. Cos.-A, Tab A at 4). Of course. such a prejudgment in advance of a final Order is not a request that the Department could readily grant. But we do state here that the Preferred merger is favored by the Department and will so inform the SEC. SEE Section VII below.

   <7>  The actual number of NIPSCO Industries' shares to be issued in exchange for Bay State's common stock would be determined by dividing the cash price of $40 per share by the average NIPSCO closing price for the twenty trading days before the second trading day before the consummation of the merger (the "Effective Time" as described in article 1.4 of the merger agreement (Exh. Cos.-B, Sch. MTM-4, at A-3).

   state that the merger has been designed to qualify as a tax-free reorganization for federal income tax purposes, so that no tax gain or loss would be recognized (Exhs. Cos.-B at 19; AG 3-3, at 15). Under the Preferred Merger, Bay State, Northern Utilities and Granite State would continue to operate as separate corporations. each with its own books and records, capital structure, management structure, and board of directors (Exh. Cos.-A at 29-30).

        C.   ALTERNATIVE MERGER.

        Under the Alternative Merger. NIPSCO would directly merge Bay State (and its subsidiaries) into NIPSCO Industries' primary LDC subsidiary, Northern Indiana (Exh. Cos.-A at 28-29). Thereafter, Northern Indiana would operate Bay State as its Massachusetts division and Northern Utilities as its New Hampshire and Maine divisions. Bay State would transfer its interest in Granite State to NIPSCO Industries. Granite State (along with its unregulated subsidiaries) would operate as a stand-alone subsidiary of NIPSCO Industries (Exhs. Cos.-A at 28-29; Cos.-B, Sch. MTM-3). The purchase price under the Alternative Merger would be identical to that under the Preferred Merger (Exh. Cos.-B, Sch. MTM-4, at A-3). Under the Alternative Merger, Northern Indiana's Massachusetts operations would have its own management structure and personnel distinct from the management structure and personnel of Northern Indiana's operations in Indiana, but would not have a separate board of directors (Exh. Cos.-A at 29-
   30).

        D.   ACCOUNTING TREATMENT.

        The Petitioners intend to account for the transaction through "purchase accounting" whereby the acquiring company, NIPSCO Industries, would record the difference between the cost of the acquired enterprise and the sum of the values of tangible and identifiable assets, less liabilities, as a plant acquisition adjustment (Exhs. Cos.-A at 21; AG 2-13). According to the Petitioners, because purchase accounting is being used to record the acquisition, both the acquisition premium paid by NIPSCO Industries and the related transaction costs must be reflected on the books of the acquired company, Bay State (Exhs. Cos.-A at 21; AG 2-14; Tr. 2, at 125). The Petitioners stated that under generally accepted accounting principles ("GAAP"), Bay State would have no more than 40 years to write off the acquisition premium and transaction costs (Tr. 2, at 127).

        E.   RATE PLAN.

        The Rate Plan consists of two components: (1) a base rate freeze; and (2) an earnings sharing mechanism ("ESM")<8> (Exh. Cos.-A at 17-18).

   __________________

   <8>  Earnings sharing refers to a sharing of above- or below-average profits between the utility and ratepayers. Under earnings sharing, the regulator sets a benchmark return using traditional Rate of Return techniques. The regulator then establishes the
                                                           (continued...)

             1.   BASE RATE FREEZE

        The Petitioners propose to implement a five-year base rate freeze to commence upon the termination of Bay State's current rate plan, which is scheduled to end on October 31, 1999<9> (Exh. Cos.-A at 17; Tr. 1. at 14-15). The rate freeze would be subject to changes for exogenous factors that the Petitioners define as changes in tax laws, accounting principles, and regulatory, judicial, or legislative mandates (Exh. Cos.-A at 19). The Petitioners' proposal also reserves an opportunity for Bay State to seek a rate increase if, as a result of compliance with any new service quality measure(s), Bay State's annual revenue requirement increases by $500,000 or more (Exh. Cos.-A at 19; Tr. 2, at 160-161). The proposal allows Bay State to terminate the Rate Plan should the rate of inflation be six percent or more in any twelve-month period (Exh. Cos.-A at 19-20).

             2.   EARNINGS SHARING MECHANISM

        The Petitioners initially proposed to implement an ESM for Bay State with a 800 basis-point bandwidth ranging from 7.4 percent to
   15.4 percent, centered on Bay State's currently authorized return on equity ("ROE") of 11.4 percent (Exh. Cos.-A at 17; Tr. 3, at 6-8). Under certain circumstances, earnings above or below the bandwidth would be shared between ratepayers and shareholders (Exh. Cos.-A at 17; Tr. 3, at 5). The Petitioners initially included the acquisition premium in Bay State's common equity balance for purposes of determining any ESM adjustment (Tr. 2, at 105-106; RR-DTE-1). During the hearings, however, the Petitioners decided to modify the ESM calculation so that neither the annual amortization of the acquisition premium nor the increased common equity balance would be included in the ESM if Bay State's ROE reached 7.4 percent (Petitioners Brief at 17; Tr. 2, at 135 136; Tr. 3, at 7-8). As part of the proposed ESM, Bay State would eliminate the weather normalization feature included in its current ESM (Cos.-A at 18).


   __________________

   <8>(...continued)
        level(s) of return above and below the benchmark at which sharing would be triggered, and the distribution of those above- or below-average earnings between the utility and ratepayers. NYNEX, D.P.U. 94-50 at 186 (1994).

   <9>  In BAY STATE GAS COMPANY, D.P.U. 97-97 (1997), the Department
        approved a settlement agreement between Bay State and the Attorney General which provided for two annual base rate increases of up to $1.8 million per year, recovery of an additional $1.6 million for expenses related to customer choice pilot programs through the Distribution Adjustment Cost Clause, and the introduction of both an ESM and service quality index.

        F.   COSTS ASSOCIATED WITH THE MERGER.

        The Petitioners project that the costs associated with the merger would be $315 million (Exhs. AG 2-9; AG 2-9 (Supp.); Tr. 1, at 24). This projection includes $310 million as an acquisition premium associated with the difference between the purchase price and the book value of Bay State's combined operations,<10> plus an estimated $5 million in transaction costs for NIPSCO Industries, including legal, accounting, and financial expenses (Exhs. AG 2-9; AG 2-9 (Supp.); Tr. 1, at 23-26).<11> The Petitioners are not seeking recovery of the acquisition premium through rates at this time (Exh. Cos.-A at 21). However, they request that the Department include in its order a finding that Bay State may seek recovery of the annual amortization of the acquisition premium in future rate proceedings to the extent offset by merger-related savings (Exh. Cos.-A at 21).

   III. STANDARD OF REVIEW

        The Department's authority to review and approve mergers and acquisitions is found at G.L. c. 164, Section 96, which, as a condition for approval, requires the Department to find that mergers and acquisitions are "consistent with the public interest". In BOSTON EDISON COMPANY, D.P.U. 850, at 6-8 (1983), the Department construed
   Section 96's standard of consistency with the public interest as requiring a balancing of the costs and benefits attendant on any proposed merger or acquisition. The Department stated that the core of the consistency standard was "avoidance of harm to the public." D.P.U. 850, at 5. Therefore, under the terms of D.P.U. 850, a proposed merger or acquisition is allowed to go forward upon a finding by the Department that the public interest would be at least as well served by approval of a proposal as by its denial. D.P.U. 850, at 5-8; EASTERN-ESSEX ACQUISITION at 8 (1998).<12> The Department has reaffirmed that it would consider the potential gains and losses of a proposed merger to determine whether the proposed transaction satisfies the Section 96 standard. EASTERN-ESSEX ACQUISITION at 8; BOSTON EDISON COMPANY, D.P.U./D.T.E. 97-63, at 7 (1998); MERGERS AND ACQUISITIONS at 6, 7, 9 (1994). The public interest standard, as elucidated in D.P.U. 850, must be understood as a "no net harm,"

   __________________

   <10> According to the Petitioners, the actual premium level attributable to Bay State's stand-alone operations is dependent upon a number of factors, including a review of Bay State's accounts, the final costs of the transaction, and the elections made by Bay State's shareholders under the cash option feature (Tr. 1, at 23-26; Tr. 2, at 123). The Petitioners agreed that for purposes of the proceedings, they would accept the Attorney General's estimate that Bay State's stand-alone share of the total acquisition premium would be 69.7 percent. or $216,096,000 (Exh. DTE-1 Sch. 1; Tr. 1, at 24-26).

   <11> Those transaction costs being incurred by Bay State are expensed in accordance with GAAP (Exh. AG 2-14).

   <12> The Department issued its Order in EASTERN-ESSEX ACQUISITION,
        D.T.E. 98-27 (1998) on September 17, 1998, which was after hearings were completed and briefs had been filed in this case.

   rather than a "net benefit" test.<13> EASTERN-ESSEX ACQUISITION at 8. The Department considers the special factors of an individual proposal to determine whether it is consistent with the public interest. EASTERN-ESSEX ACQUISITION at 8; D.P.U./D.T.E. 97-63, at 7; MERGERS AND ACQUISITIONS at 7-9. To meet this standard, costs or disadvantages of a proposed merger must be accompanied by offsetting benefits that warrant their allowance. EASTERN-ESSEX ACQUISITION at 8; D.P.U./D.T.E. 97-63, at 7; MERGERS AND ACQUISITIONS at 18-19.

        Various factors may be considered in determining whether a proposed merger or acquisition is consistent with the public interest pursuant to G.L. c. 164. Section 96. These factors were set forth in MERGERS AND ACQUISITIONS: (1) effect on rates; (2) effect on the quality of service; (3) resulting net savings; (4) effect on competition; (5) financial integrity of the post-merger entity; (6) fairness of the distribution of resulting benefits between shareholders and ratepayers; (7) societal costs, such as job loss; (8) effect on economic development; and (9) alternatives to the merger or acquisition. EASTERN-ESSEX ACQUISITION at 8-9; D.P.U./D.T.E. 97-63, at 7-8; MERGERS AND ACQUISITIONS at 7-9. This list is illustrative and not exhaustive, and the Department may consider other factors when evaluating a Section 96 proposal. EASTERN-ESSEX ACQUISITION at 9; MERGERS AND ACQUISITIONS at 9.

        With respect to the recovery of acquisition premiums, the Department has found that if a petitioner can demonstrate that denial of recovery of an acquisition premium would prevent the consummation of a particular merger that otherwise would satisfy G.L. c. 164,
   Section 96, then the Department may be willing to consider recovery of an acquisition premium.<14> EASTERN-ESSEX ACQUISITION at 9;
   MERGERS AND ACQUISITIONS at 18-19. The Department will determine whether an acquisition premium should be allowed in a specific case by applying the general balancing of costs and benefits under the Section 96 consistency standard. EASTERN-ESSEX ACQUISITION at 9; MERGERS AND ACQUISITIONS at 18-19. Thus, allowance or disallowance of an acquisition premium would be but one part of the cost/benefit analysis under the Section 96 consistency inquiry. EASTERN-ESSEX ACQUISITION at 9; MERGERS AND ACQUISITIONS at 7.

        The Department's determination whether the merger or acquisition meets the requirements of Section 96 must rest on a record that quantifies costs and benefits to the extent that such quantification can be made. EASTERN-ESSEX ACQUISITION at 10; MERGERS AND

   __________________

   <13> The Department notes that a finding that a proposed merger or acquisition would probably yield a net benefit does not mean that such a transaction must yield a net benefit to satisfy G.L.
        c. 164, Section 96 and BOSTON EDISON, D.P.U. 850.

   <14> Thus, MERGERS AND ACQUISITIONS removed the PER SE bar to recovery of acquisition premiums and treated them as just another kind of costs to be reckoned in the balancing of costs and benefits required by G.L. c. 164. Section 96 and BOSTON EDISON COMPANY, D.P.U. 850.

   ACQUISITIONS at 7. A Section 96 petitioner who expects to avoid an adverse result cannot rest its case on generalities, but must instead demonstrate benefits that justify the costs, including the cost of any premium sought. EASTERN-ESSEX at 10; MERGERS AND ACQUISITIONS at 7. This admonition is particularly apt where allowance of an acquisition premium is sought. EASTERN-ESSEX at 10; MERGERS AND ACQUISITIONS at 7.

   IV.  SPECIFIC CONSIDERATIONS OF THE MERGER

        In considering the Petitioners' proposal, the Department's analysis focuses on the following: (1) effect on rates and resulting net savings; (2) effect on the quality of service; (3) societal costs;
   (4) acquisition premium; and (5) financial integrity of the post-merger gas company.

        A.   EFFECT ON RATES AND RESULTING NET SAVINGS

             1.   BASE RATE FREEZE

                  a.   INTRODUCTION

        The Petitioners propose to implement a five-year base rate freeze, commencing on November 1, 1999<15> (Exh. Cos.-A at 17;
   Tr. 1, at 14-15). The proposed rate freeze would not apply to the Cost of Gas Adjustment Clause ("CGAC") or to the Distribution Adjustment Cost Clause ("DACC")<16> (Exh. Cos.-A at 17). Bay
   State would retain flexibility to propose revenue-neutral rate design changes (Exh. Cos.-A at 17).

        As proposed by the Petitioners, the Bay State Rate Plan would be subject both to upward rate adjustment during its term and to cancellation if certain conditions arise. The Petitioners propose that the rate freeze be subject to changes resulting from two conditions: (1) if changes in all exogenous factors taken together

   __________________

   <15> In their Brief, the Petitioners indicated, for the first time, a willingness to implement a ten year rate freeze (Petitioners Brief at 35). Due to the lack of record evidence needed to approve or deny such a request, the Department will not consider this proposal.

   <16> The Petitioners use the term DACC in place of Local Distribution
        Adjustment Clause ("LDAC"). The LDAC is a mechanism that allows an LDC to recover, or credit on a fully reconciling basis, costs that have been determined to be distribution-related costs but not included in base rates. Such costs include demand side management costs, environmental response costs associated with manufactured gas plants, and Federal Energy Regulatory Commission Order 636 transition costs. The LDAC is applicable to all firm customers (both sales and transportation). To maintain uniformity of terminology among the LDCs, the Department directs the Petitioners to use the term LDAC in the future.

   increase Bay State's annual revenue requirement by $500,000 or more;<17> and/or (2) if Bay State projects that compliance with new service quality parameters implemented during the term of the rate plan would increase its annual revenue requirement by $500,000 or more
   (Exh. Cos.-A at 19-20; Tr. 2, at 160-161)."<18>    Additionally,
   Bay State proposes to terminate the rate freeze if the rate of inflation as measured by the Gross Domestic product-Price Index ("GDP-PI") equals or exceeds six percent for any twelve-month period (Exh. Cos.-A at 19-20).

                  b.   POSITIONS OF THE PARTIES

                       i.   ATTORNEY GENERAL

        The Attorney General states that the Department has not always found that a rate freeze would benefit ratepayers (Attorney General Brief at 8). The Attorney General maintains that no evidence has been introduced to demonstrate that the proposed rates, as of November 1, 1999, would be just and reasonable as compared to either the present rates or rates set pursuant to traditional ratemaking (Attorney General Brief at 14).

        In particular, the Attorney General asserts that the benefits of Bay State's corporate restructuring and the cumulative base rate increases of $3.6 million approved by the Department in BAY STATE GAS COMPANY, D.T.E. 97-97 (1997), could contribute to a revenue excess when the present rate plan expires (Attorney General Brief at 14). If the revenue excess occurs, the Attorney General argues that the combination of the Petitioners' proposed ESM and the amortization of the acquisition premium would likely preclude Bay State's-ratepayers from sharing any excess revenues (Attorney General Brief at 14, CITING Exh. AG-1, at 8). Thus, the Attorney General concludes, that when analyzed in the context of a potential overearnings situation, the proposed ESM and the amortization of the acquisition premium would make the five-year rate freeze disadvantageous to ratepayers (Attorney General Brief at 14).

   __________________

   <17> As noted above. the Petitioners define exogenous factors as changes in tax laws, accounting principles, and regulatory. judicial. or legislative mandates (Exh. Cos.-A, at 19). The Petitioners do not indicate how such exogenous effects might be influenced by the structure envisioned by the Alternative Merger, if adopted. If flay State were to become an operating division of a foreign corporation, Indiana-driven effects could not be visited upon Massachusetts ratepayers. See discussion at end of
        Section IV(I).

   <18> The Petitioners state that sometime before the end of Bay State's current rate plan on October 31, 1999, Bay State will submit proposed refinements to the quality of service standards and targets contained in that rate plan (Exh. Cos.-A at 18; Tr. 2, at 161).

        The Attorney General proposes an alternative rate plan (Exh. AG-1, at 24). The Attorney General recommends that, upon the expiration of the existing rate plan, the Department order the Petitioners to implement a three-year base rate freeze (Exh. AG-1 at 24). The Attorney General states that his proposed rate freeze would be subject to exogenous factors similar to those outlined by Bay State (Exh. AG-1 at 26). However, the Attorney General suggests that any one individual exogenous cost increase or decrease should meet a threshold of $1,500,000 per year instead of the $500,000 per year threshold recommended by the Petitioners (Exh. AG-1, at 26).

                       ii.  PETITIONERS

        The Petitioners contend that customers benefit from a five-year base rate freeze since they would be protected from any base rate increase during that time (Exh. Cos.-A at 25; Tr. 3, at 23).
   Moreover, the Petitioners claim that, absent the merger, Bay State would not freeze rates after its current rate plan expires (Exh. Cos.- A at 25). The Petitioners note that during the proposed five-year rate freeze, they would bear the risk of an increase in the rate of inflation (up to six percent over a 12-month period) and any reduction in sales (Petitioners Brief at 29).

        With respect to the Attorney General's position that extending the current rate plan for an additional three years would produce greater benefits for Bay State's ratepayers than the proposed Rate Plan, the Petitioners state that the current plan is the product of a settlement agreement and cannot be extended unilaterally (Petitioners Brief at 30-31). Additionally, the Petitioners contend that continuing the current rate plan would not be advantageous to customers because, pursuant to the settlement, incremental revenues, which Bay State would be allowed to recover over an additional five years, total as much as $31 million (Petitioners Brief at 31).<19>

        Furthermore, the Petitioners maintain that the Attorney General's assertion that Bay State may have a revenue excess after October 31, 1999 is speculative (Petitioners Brief at 30). The Petitioners reject the Attorney General's argument that termination of the current amortization of corporate restructuring costs and the realization of benefits from this restructuring may produce excess revenues at the end of the two-year settlement. In response to the Attorney General's argument concerning excess revenues, the Petitioners note that corporate restructuring costs would be offset by ongoing price increases from inflation and the implementation of other constraints imposed on productivity by G.L. c. 164, Section 1E (Petitioners Brief

   __________________

   <19> The Petitioners calculate the $31 million savings in incremental revenues during the five-year rate freeze by assuming $1.8 million in cumulative base rate increases ($27 million) plus $800,000 per year in unbundling costs ($4 million) (Petitioners Brief at 31).

   at 30).<20> Finally, the Petitioners argue that, unlike traditional incentive regulation plans, Bay State's proposed Rate Plan would not increase rates to account for inflation and therefore it is "a true rate freeze for Bay State's customers" (Petitioners Reply Brief at 7). The Petitioners did not address the Attorney General's alternative rate freeze proposal on brief.

                  c.   ANALYSIS AND FINDINGS

        Subject to points noted in this analysis, the Department finds that ratepayers would not be harmed by the proposed five-year rate freeze. The record indicates an historic pattern, since 1982, of Bay State receiving rate increases every two to five years.<21>
   Therefore, the rate freeze most likely would allow ratepayers to avoid some level of rate increases over the five-year period. Also, because the rate freeze does not include an adjustment for inflation, it actually represents a "real" rate decrease for customers over the five-year period.<22>

        Because the Petitioners' proposed rate freeze meets the Section 96 standard, we do not need to turn to the Attorney General's alternative proposal for a three-year rate freeze. However, we note that the benefits of a non-inflation adjusted rate freeze are compounded the longer the term of the rate freeze. In terms of the Attorney General's claim that there may be excess earnings at the expiration of the current rate plan resulting from the elimination of the amortization of corporate restructuring costs, we note that just as strong a case can be made for cost increases (such as inflationary pressures and costs related to distribution system growth) that would

   __________________

   <20> G.L. c. 164. Section 1E(b) sets forth certain requirements that pertain to performance-based regulation plans.

   <21> Bay State's recent rate case history is as follows: (1) BAY STATE
        GAS COMPANY, D.P.U.1122 (1982) ($2.1 million increase); (2) BAY STATE GAS COMPANY, D.P.U. 1535 (1985) ($5.5 million increase);
        (3) BAY STATE GAS COMPANY, D.P.U. 89-81(1989) ($12.4 million increase); (4) BAY STATE GAS COMPANY, D.P.U. 92-111 (1992) ($11.5 million increase); (5) BAY STATE GAS COMPANY, D.T.E. 97-97 (1997) ($3.6 million increase over two years).

   <22> The Petitioners' contention that the actual benefit of the rate freeze would be a savings of $31 million for ratepayers is based on the assumption that Bay State would be entitled to -- and that the Department would approve -- $1.8 million per year in cumulative base rate increases, as well as the annual recovery of $800,000 in third-party unbundling costs. The current rate plan expires on October 31, 1999; and rate increases, allowed under the current plan, apply to the cost of service for that two-year settlement period and may not extend beyond that date. The Petitioners have not provided adequate support in the record for the validity of assuming that the conditions of the settlement would hold into the future. Therefore, the Department does not accept the Petitioners' savings estimate of $31 million.

   balance out or even exceed the potential savings. The only way to determine whether potential cost savings outweigh cost increases would be to actually measure those cost savings in a rate case at the expiration of the current rate plan. On balance, given Bay State's historic experience of rate increases every two to five years, we believe that ratepayers are better served by a commitment now to a five-year rate freeze than by a rate-case examination of actual cost savings and cost increases at the expiration of the current rate plan.

        With respect to exogenous factors, the Department has defined these factors as positive or negative cost changes beyond a company's control that would significantly affect that company's operations. EASTERN-ESSEX ACQUISITION at 19, CITING D.P.U. 96-50 (Phase I) at 292. The exogenous factors proposed by the Petitioners are identical to those set forth and accepted by the Department in EASTERN-ESSEX ACQUISITION and BOSTON GAS COMPANY, D.P.U. 96-50 (Phase I) at 292. There is no compelling evidence or policy reason to expand the list of factors. Therefore, the Department accepts the Petitioners' exogenous factors.

        The Petitioners' request to establish exogenous cost adjustments that would go into effect without regulatory review is not acceptable. Whether or not a cost change is actually an exogenous event is often subject to interpretation and disagreement. BELL ATLANTIC MASSACHUSETTS' FOURTH ANNUAL PRICE CAP COMPLIANCE FILING, D.T.E. 98-
   67. Leaving that determination to a regulated utility would be an inappropriate delegation of regulatory authority; and, more important, it would be inconsistent with the requirements of G.L. c. 164, Section 94, which requires that a general rate increase be noticed and subject to a Department hearing. During the Rate Plan, if the Petitioners seek to recover any exogenous costs, they must propose exogenous cost adjustments, with supporting documentation and rationale, to the Department for determination as to the appropriateness of recovery of the proposed exogenous costs.

        Concerning the $500,000 cumulative threshold for exogenous cost changes, the Department has stated that there should be a threshold for qualification as an exogenous cost in order to avoid regulatory battles over minimal dollars. BOSTON GAS COMPANY, D.P.U. 96-50 at
   288. The Department's intent in establishing this requirement was to ensure that any individual exogenous cost must exceed a threshold in order to qualify for recovery. ID. Thus, the Department finds that the impact for any individual exogenous cost must exceed $500,000 in a particular year in order for the Petitioners to request recovery. Moreover, the Department will not pre-determine whether an increase in the inflation rate of six percent or more in any twelve month period warrants terminating the rate freeze. Extraordinary economic circumstances have always been a recognized basis for any gas or electric company to petition the Department for changes to tariffed rates. Similarly. the Department may make such changes if extraordinary economic circumstances, such as significant cost deflation, provide the company with a windfall.<23> Therefore,

   __________________

   <23> Performance Based Rate plans excepted.

   the Department sees no need to approve the Petitioners' proposal allowing it to terminate the rate freeze in the event of a 6 percent inflation rate increase over a 12-month period. For a rate freeze to be a meaningful benefit to ratepayers and thereby to offset identified costs of a merger or acquisition, the rate freeze cannot be so heavily encumbered with qualifications and potential "outs." Again, if serious adverse circumstances were presented during a valid rate freeze, the Department would not be indifferent to reasonable adjustments, properly supported.

             2.   EARNINGS SHARING MECHANISM

                  a.   INTRODUCTION

        The Petitioners propose to implement an ESM for Bay State that is similar to the one approved by the Department in D.P.U. 96-50 (Phase
   I) at 325-326. Under the proposed ESM, an 800 basis-point-bandwidth would be centered on Bay State's most recently authorized ROE of 11.4 percent,<24> thus creating a bandwidth ranging from 7.4 percent to 15.4 percent (Exh. Cos.-A at 17; Tr. 3, at 6-8). If Bay State's fiscal year (October 1 through September 30) earnings result in an earned ROE above 15.4 percent, then 25 percent of the difference between the earned ROE and the maximum 15.4 percent established under the bandwidth would be passed back to ratepayers (Exh. Cos.-A at 17; Tr. 3, at 5). Conversely, if Bay State's earned ROE for the fiscal year falls below the minimum 7.4 percent level, ratepayers would be charged 25 percent of the difference between the earned ROE and the minimum 7.4 percent (Exh. Cos.-A at 17). Bay State would submit annual filings with the Department to report on the updated earnings sharing calculation (Exh. Cos.-A at 20).

        In their initial filing, the Petitioners proposed to include the amortization of the acquisition premium in both the numerator and the denominator of the ROE for the earnings sharing calculation (Exh. Cos.-A at 17). However, during hearings, the Petitioners stated that "if all other elements of the merger rate plan proposal and the Joint Application were approved by the Department, it would be reasonable to exclude the pushed down equity<25> from the proposed calculation

   __________________

   <24> BAY STATE GAS COMPANY, D.P.U. 92-111, at 281-282 (1992).

   <25> The pushed down equity is the balance sheet effect associated with an acquisition premium under the purchase accounting method. Under purchase accounting, the acquisition premium would represent an intangible asset on the asset side of the balance sheet. The acquisition premium must also appear on the equity side of the balance sheet -- increasing the equity balance by the same amount of the acquisition premium as recorded on the asset side of the balance sheet. Including the acquisition premium in the common shareholders' equity balance substantially increases the denominator in the calculation of ROE. The net effect of including this amount in the common equity balance would significantly reduce the ROE (Exh. AG 3-1 (BAY STATE GAS COMPANY,
                                                           (continued...)

   of the ESM so that ONLY the annual amortization of the acquisition premium expense would be reflected in the calculation" (Petitioners Brief at 18; Tr. 3, at 12). Further, the Petitioners state that they would exclude both the annual amortization and the increased equity balance from the acquisition premium in the earnings sharing calculation if their inclusion would cause the calculation of Bay State's ROE to fall below 7.4 percent (Petitioners Brief at 17).

                  b.   POSITIONS OF THE PARTIES

                       i.   ATTORNEY GENERAL

        The Attorney General maintains that the proposed ESM, when considered in conjunction with the proposed recovery of the acquisition premium, is not consistent with the public interest and is less beneficial to customers than the ESM in Bay State's current rate plan (Exh. AG-1, at 8, 11). The Attorney General argues that charging the amortized value of the acquisition premium against earnings when calculating the ESM would make the possibility of earning an ROE greater than 15.4 percent unlikely (Exh. AG-I, at 24). In addition, the Attorney General asserts that the Petitioners provided no record evidence supporting their proposal to adopt the ESM parameters approved by the Department in D.P.U. 96-50 (Phase I) (Attorney General Brief at 15).

        The Attorney General recommends that the Department approve an ESM with a benchmark ROE of 11.0 percent instead of the currently authorized 11.4 percent (Exh. AG-1, at 27). The Attorney General asserts that 11.0 percent is warranted since the Petitioners propose to eliminate weather normalization as a component of the ESM calculation (Exh. AG-1, at 28). The Attorney General maintains that if, as the Petitioners state, eliminating the weather normalization component in the ESM calculation reduces investors' exposure to weather risk and improves Bay State's ability to manage their business, then eliminating this component would be advantageous to Bay State (Exhs. AG-1, at 18; Cos.-A at 18). Therefore, the Attorney General asserts that eliminating the weather normalization component should be taken into account in the design of the ESM (Exh. AG-1, at 18). Moreover, the Attorney General states that the 11.0 percent ROE is acceptable since customers are not offered a reduction in base rates from any cost savings attributable to the merger (Exh. AG-1, at 28).

        Further, the Attorney General requests that the Department order a 75/25 split between ratepayers and shareholders for any earnings between an 11.0 and 15.0 percent ROE (Exh. AG-1, at 27). The Attorney

   __________________

   <25>(...continued)
        D.P.U. 93-167 Supp. Comments, Question 3, at 1)). The effect is expressed formulaically thus:

        ROE =     Net income - preferred shareholder dividends
                  --------------------------------------------
                  Average common shareholders' equity

   General also proposes that 100 percent of earnings over the 15.0 percent ROE be returned to ratepayers (Exh. AG-1 at 27).

                       ii.  PETITIONERS

        The Petitioners maintain that their proposed ESM, modeled on the mechanism established by the Department in BOSTON GAS, D.P.U. 96-50, mitigates the significant risk and uncertainty for shareholders of a five-year rate freeze (Petitioners Brief at 15). Moreover, the Petitioners argue that including the amortization of the acquisition premium in the earnings calculation during the rate freeze reasonably allocates the benefits of a rate freeze to ratepayers. Further, the opportunity for earnings sharing is balanced against the risks assumed by the Petitioners during the rate freeze (Petitioner Brief at 16).

        Regarding the Attorney General's request to continue the current ESM with modifications, the Petitioners assert that it is inappropriate to modify one component of the settlement and not consider other components of the settlement (Exh. Cos.-C at 2). Specifically, the Petitioners contend that the weather normalization in the current ESM was acceptable to the settling parties because of other offsetting considerations, such as the amortization of $3.7 million in corporate restructuring costs in the current ESM, the recovery of third party unbundling costs and the recovery of statutorily-mandated costs (Petitioners Brief at 32). The Petitioners assert that the settlement approved in D.P.U. 97-97 has no precedential value, and therefore, cannot be relied upon in subsequent proceedings (Exh. Cos.-C at 2).

        With respect to the Attorney General's proposed 11.0 percent benchmark ROE, the Petitioners argue that the Attorney General failed to provide a cost of capital analysis or testimony on rate of return to support his recommendation (Petitioners Brief at 32). Furthermore, the Petitioners contend that allocating 75 percent of all earnings to ratepayers that exceed this reduced ROE of 11.0 percent would deny the Petitioners any recognition of the costs reflected in the acquisition premium (Petitioners Brief at 32). The Petitioners claim that "if [NIPSCO] Industries is not given the opportunity to recover its investments, the merger will not be completed" (Petitioners Reply Brief at 4).

                  c.   ANALYSIS AND FINDINGS

        The Department has reviewed the Petitioners' proposed ESM and declines to approve its implementation for the reasons set forth below.

        Allowing the Petitioners to increase rates automatically, should the ROE fall below 7.4 percent, presents a risk of a rate increase before the end of the proposed rate freeze. This risk to ratepayers would diminish the value of the rate freeze. Moreover, because the Petitioners propose to subtract the annual amortization of the acquisition premium from earnings in calculating the earned ROE, it is unlikely that the ROE would exceed 15.4 percent. That ratepayers would share any excess earnings under the Rate Plan's ESM seems quite improbable. Yet, the Petitioners' proposal does present the risk of a rate increase before 2004. In addition, the Petitioners are already protected from significant changes in exogenous costs during the term of the Rate Plan. Adding the ESM "belt" to the exogenous factors "suspenders" would serve to protect the Petitioners from the consequences of their own endogenous actions. Therefore, the Department finds that the Petitioners' proposed ESM is not consistent with the public interest. For the same reasons, the Department also rejects the Attorney General's proposed ESM.

        Comparison of the Petitioners' proposed Rate Plan to Boston Gas's PBR plan is misplaced. A PBR plan is a substitute for traditional cost-of-service regulation that takes into account inflation factors and analyzes an industry's productivity compared with the economy-wide productivity. Consideration of a PBR may, but need not, include an examination of the appropriateness of an earnings sharing mechanism. EASTERN-ESSEX ACQUISITION CITING D.P.U. 96-50 (Phase I) at 259-339 and NYNEX, D.P.U. 94-50, at 91-273. The Petitioners' proposed Rate Plan is not a PBR. It does not include either an inflation factor or an analysis of industry productivity. It represents no change in traditional cost of service regulation. Even if the Rate Plan were a PBR, inclusion of an ESM is not a necessary feature of a PBR; rather, it is a component that may be evaluated in the specific circumstances of each company's filing.

             3.   GAS COSTS

                  a.   INTRODUCTION

        The Petitioners state that the merger will allow the combined companies, over time, to take advantage of economies and efficiencies relating to coordinated gas supply, optimized use of gas transportation capacity, geographic differences between Northern Indiana's and Bay State's core markets, more efficient use of NIPSCO Industries' gas storage facilities, and enhanced ability to benefit from new gas projects (Exh. Cos.-B at 14). The Petitioners further state that as a result, Bay State's customers would save approximately $1.8 million per year in gas costs (Exh. AG 2-16 (Supp.) at l).<26>

                  b.   POSITIONS OF THE PARTIES

                       i.   ATTORNEY GENERAL

        The Attorney General argues that the Petitioners have failed to support their projected $1.8 million in gas cost savings (Attorney General Reply Brief at 8-9). The Attorney General contends that the

   __________________

   <26> The Petitioners project that the annual benefits associated with bundled off-system sales, interruptible sales, and capacity release credits could result in an incremental increase of $1.8-
        3.6 million per year as a result of joint management efforts depending on the regulatory environments under which the Petitioners operate (Exh. AG-2-16 (Supp.) at 1).

   estimate of gas cost savings should be accorded little weight given the level of uncertainty and speculative nature of the Petitioners' analysis (Exhs. AG 2-16; AG 2-16 (Supp.) at 1; Tr. 3, at 70-71; Attorney General Reply Brief at 8). The Attorney General contends that the Petitioners admitted that the gas cost savings forecast is based on joint purchasing and highly speculative "price risk management" through the use of futures contracts (Attorney General Reply Brief at 9, CITING Tr. 2, at 148). The Attorney General further asserts that the Petitioners admitted that the estimated gas cost savings provide few benefits for approximately 25,000 Bay State transportation customers under Bay State's Customer-Choice Program (Tr. 1, at 72).<27> Finally, the Attorney General notes that, as acknowledged by the Petitioners, no gas cost savings would be realized by Bay State customers "if the Department adopts the portfolio out-sourcing proposal" being considered in NOI-GAS UNBUNDLING, D.T.E. 98-32 (Attorney General Reply Brief at 9).

                       ii.  PETITIONERS

        The Petitioners contend that, as a result of the merger, they will be able to take advantage of market opportunities and market conditions through joint management of their combined portfolios (Exh. AG 2-16 (Supp,) at 1; Petitioners Brief at 20). The Petitioners assert that joint management of the portfolios,<28> the associated sharing of market information, and the diversity of physical and contracted assets<29> would create opportunities for additional benefits through the use of price risk management tools, real-time trading, and asset optimization (Exh. AG 2-16 (Supp.) at 1; Petitioners Brief at 20). The Petitioners recognize that a portion of the $1.8 million projected gas cost savings would result from certain hedging transactions that are currently not recognized or approved by the Department (Petitioners Brief at 20).



   __________________

   <27> The Customer-Choice Program is a pilot program by Bay State to identify and evaluate the mechanisms that affect a competitive gas supply market (Exh. Cos-1, at 10-11).

   <28> Northern Indiana purchases approximately 85 percent and Bay State purchases approximately 40 percent of their respective system supplies from the on-shore and off-shore Texas and Louisiana producing regions (Exh. AG 2-16 (Supp). at 1). Moreover, both companies expect to purchase more Canadian supplies (ID.). According to the Petitioners, joint purchasing of these supplies would lead to greater economies and efficiencies (ID.).

   <29> Bay State and Northern Indiana have contracted capacity on
        Tennessee Gas Pipeline (Exh. AG 2-16 (Supp.). Further, the two companies hold capacity on 16 interstate pipelines of which nine intersect and form industry-recognized trading hubs (ID. at 1).

                  c.   ANALYSIS AND FINDINGS

        The Department has reaffirmed the importance of cost savings by utility companies and its expectation that all utilities explore any and all measures that provide the opportunity for these savings. EASTERN-ESSEX ACQUISITION at 26, CITING MERGERS AND ACQUISITIONS at
   18. In addition, the Department has stated that mergers and acquisitions are a useful and potentially beneficial mechanism for utility companies to consider in meeting their service obligations. EASTERN-ESSEX ACQUISITION at 26. The Department here evaluates (1) whether the opportunity exists for the Petitioners to achieve the savings described in the proposal while maintaining the level of service and reliability Bay State Gas customers have experienced; and
   (2) whether the projections of the Petitioners are reasonable based on the evidence.

        The Department recognizes that the $1.8 million per year in gas cost savings are estimated and that the magnitude of this value would vary from year to year. That the savings are estimated is not itself grounds for rejection of the Rate Plan. All calculations of the impact of future events are based on an estimation of likelihood. The point is to judge whether, based on logic, fact, and law, such estimations may reasonably be relied upon in assessing costs and savings. EASTERN-ESSEX ACQUISITION at 26.

        The evidence indicates that the Petitioners' estimate relies too heavily on insufficiently supported assumptions about joint management of the two companies' portfolios, shared intelligence about the market on a daily basis, and the' diversity of physical and contracted assets to permit quantification of the gas costs savings (Petitioners Brief at 20). CF. EASTERN-ESSEX ACQUISITION at 26. Nevertheless, the Department agrees with the Petitioners that the proposed merger promises significant (albeit of indeterminate size) savings for ratepayers because Bay State and Northern Indiana would engage in joint management and purchasing of gas supplies, resulting in greater economies and efficiencies. Thus, with respect to gas costs, ratepayers are likely to be better off, and certainly no worse off, than they would be absent the merger.

        Although the Department has not permitted the use of risk management tools to reduce costs to ratepayers, we acknowledge that with the evolution of the gas marketplace, the use of various price risk management tools also has the potential to yield gas costs savings with less risk to ratepayers than in the past. Moreover, Bay State's affiliation would be with a much larger company; and the prudent use of these risk management tools by large entities would tend to reduce the risk to ratepayers of companies like Bay State.

             4    WEATHER NORMALIZATION

                  a.   INTRODUCTION

        The Petitioners propose to eliminate the weather normalization<30> component of the existing ESM (Exh. Cos-A at 18).

                  b.   POSITIONS OF THE PARTIES

                       i.   ATTORNEY

        The Attorney General argues that it would be inappropriate to modify unilaterally the weather normalization component of the current ESM since that resulted from the unanimous consent of all parties to a settlement (Exh. AG-1, at 17). The Attorney General agrees with the Petitioners' assertion that if the Department eliminates weather normalization in the proposed ESM, then the risk to shareholders would be reduced (ID. at 18). However, the Attorney General asserts that if an ESM is implemented after November 1, 1999, without weather normalization, the elimination of that component should be taken into account in designing the proposed ESM (ID).

                       ii.  PETITIONERS

        The Petitioners assert that the elimination of the weather normalization component of the existing ESM is consistent with D.P.U. 96-50 and, thus, is reasonable (Petitioners Brief at 15). The Petitioners state that inclusion of a weather normalization component in an ESM unreasonably magnifies the risk of earnings stability to shareholders and of foregone revenue credits to ratepayers, and interferes with Bay State's ability to manage its business (Exhs. Cos.-A at 18; Cos.-C at 4; Tr. 2, at 109). The Petitioners disagree with the Attorney General's position that only Bay State's shareholders would benefit by eliminating weather normalization and assert that ratepayers would benefit during a year with colder than normal temperatures, because adjusting earnings for weather in the earnings sharing calculation would decrease net income (Exh. Cos.-C at 4; Tr. 2, at 108-109).<31>

        Finally, in response to the Attorney General's proposal for an 11 percent ROE, the Petitioners argue that if weather normalization is eliminated from the ESM, then Bay State's sales and earnings would be

   __________________

   <30> Weather normalization is an adjustment for weather based on a comparison of test year degree days to twenty-year average degree-day data obtained from an official weather data source. FALL RIVER GAS COMPANY, D.P.U. 750, at 8 (1981).


   <31> Decreasing net income would result in a smaller ROE.  The opposite occurs during a year with warmer than normal temperatures.

   affected by weather and, therefore, the Department should not reduce Bay State's ROE (Exh. Cos.-C at 4).

                  c.   ANALYSIS AND FINDINGS

        The weather normalization component in the existing ESM is the result of a settlement and it would be inappropriate to modify the settlement unilaterally. Therefore, the Department rejects the Petitioners' proposal to eliminate the weather normalization component of the existing ESM. Given that the Department has rejected the Petitioners' proposal for an ESM to apply after the end of the existing settlement, we need not address the issue of weather normalization here and decline to do so.

        B.   EFFECT ON QUALITY OF SERVICE

             1.   INTRODUCTION

        Bay State has implemented a service quality index ("SQI") pursuant to the settlement agreement that was approved by the Department in D.P.U. 97-97.<32> These service quality measures will remain in effect until expiration of Bay State's current rate plan on October 31, 1999 (Exh. Cos.-A at 18). The Petitioners propose to modify the current measures before the effective date of the proposed five-year rate plan (ID.). The Petitioners request the opportunity to seek a rate increase if they project that compliance with the new service quality measures would cause Bay State to incur an annual revenue requirement increase of $500,000 or more (ID. at 19).

   __________________

   <32> The Settlement contains the following service quality measures and benchmarks: (1) customer survey responses indicating that Bay State met or exceeded customer expectations -- 94 percent in fiscal year ("FY") 1998, and 94.5 percent in FY 1999; (2) service appointments met on the day scheduled -- 94 percent in FY 1998, and 95 percent in FY 1999; (3) no more than 1.4 customer complaint cases per 1,000 customers, using the Department's Consumer Division statistics for both FY 1998 and FY 1999 (with a ten percent no-penalty bandwidth); (4) lost time incidents per 100 employees - current three-year average not exceeding the previous year's three-year average; (5) response time to odor calls in one hour or less -- 95 percent for both FY 1998 and FY 1999; (6) current year of main and service damage incidents due to third parties -- not exceeding the previous year's three-year average; (7) emergency, and service and billing calls answered within 30 seconds -- 95 percent for both FY 1998 and FY 1999, and 80 percent for FY 1998 and FY 1999, respectively; and (8) actual on-cycle meter readings -- 88 percent in FY 1998 and 89 percent in FY 1999. Failure to comply with any one of these goals would carry a maximum penalty of $250,000 per measure or a maximum penalty of $2.0 million annually. For each measure, one-fourth of the maximum penalty would be assessed for each percentage point, or any portion thereof, that Bay State's performance falls short of the target. D.P.U. 97-97, at 4-5.

             2.   POSITIONS OF THE PARTIES

                  a.   ATTORNEY GENERAL

        The Attorney General argues that before allowing a rate increase for compliance with any new service quality measures, the Department should require Bay State to establish that it experienced a revenue deficiency as a result of increased costs that it incurred to comply with the modified service quality measures (Attorney General Brief at 16). Similarly, the Attorney General contends that if costs decrease as a result of the implementation of new service quality measures and Bay State earns in excess of its rate of return, then Bay State should be required to reduce its rates (Attorney General Brief at 16).

                  b.   PETITIONERS

        The Petitioners agree with the Attorney General that if modifications to Bay State's service quality indices result in a reduction of costs of more than $500,000, this reduction should be passed back to customers. This reduction would flow through the DACC (Petitioners Brief at 17; Petitioners Reply Brief at 5-6).

             3.   ANALYSIS AND FINDINGS

        The Department retains oversight of a company's service quality pursuant to G.L. c. 164, Section 76, and has stated that an SQI is an important bulwark against deterioration in a company's service to its customers. EASTERN-ESSEX ACQUISITION at 32-33; D.P.U./D.T.E. 97-63, at 15 (1998); MERGERS AND ACQUISITIONS at 8-10. The Petitioners have not presented a proposal for a service quality plan extending beyond the date that the current settlement agreement ends, November 1, 1999.<33>

        To ensure that there will be no reduction in the quality of service following consummation of the merger, the Department directs Bay State to continue to use the current quality of service measures and penalties as approved by the Department in D.T.E. 97-97, until November 1, 2004, the date the Rate Plan ends. When Bay State proposes to change the current SQI, the Department would review any proposed amendments. The Department will consider whether any additional cost adjustments related to the SQI are, on their own merits, warranted. The Department does not approve the Petitioners proposed $500,000 threshold.

   __________________

   <33> The Department directs companies filing requests for approval of mergers or acquisitions to include a service quality plan that is designed to prevent degradation of service following the merger. This directive reaffirms the importance of maintaining and improving service quality to customers. EASTERN-ESSEX
        ACQUISITION at 33; MERGERS AND ACQUISITION at 8-10.

        C.   ACQUISITION PREMIUM

             1.   INTRODUCTION

        As noted in Section II.F, above, the Petitioners estimate that the merger would result in an acquisition premium of approximately $310,000,000, based on the purchase price of $40 per-share book-value of Bay State's assets and on the number of Bay State shares anticipated to be outstanding as of the consummation of the merger<34> (Exhs. Cos.-B at 19; AG 2-9; Tr. 3, at 27-28). The Petitioners propose to allocate the acquisition premium, consistent with GAAP requirements, proportionately among Bay State and its subsidiaries<35> at the time of the consummation of the merger
   (Exh. DTE 1-20). The actual calculation would be based on a review of Bay State's accounts, the final costs of the transaction, and the extent to which Bay Stare's shareholders exercise the cash option feature of the merger (Tr. 1, at 23-26; Tr. 2, at 123, 133-134). The Petitioners estimate that Bay State's stand alone share of the total acquisition premium will be $216 million (Tr. 2, at 133). The Petitioners propose to amortize the acquisition premium over a period not exceeding forty years, consistent with GAAP requirements (Exh. Cos.-A at 21). The actual period would be determined in a post-merger review of the allocation of the total acquisition premium among Bay State and its subsidiaries (Exh. Cos.-A at 21; Tr. 2, at 127).

        The Petitioners request that the Department expressly recognize that Bay State may seek the opportunity in future rate proceedings to recover the annual amortization of the acquisition premium expense, after the five-year rate freeze ends, but only to the extent that the premium may be offset by demonstrable merger-related savings (Exhs. Cos.-A at 21; Cos.-B at 21). During the term of the rate freeze itself, the Petitioners propose to apply any savings realized through the merger as an offset to the amortization of the acquisition premium (Tr. 2, at 38-39).

        The Petitioners state that although the proposal lacks currently quantifiable benefits, there would be certain savings of undetermined magnitude for Bay State (Tr. 1, at 35-37). The Petitioners estimate savings of $1.5 million per year as a result of Bay State's improved access to capital (Exhs. Cos.-A at 16; Cos.-B at 9, 15; AG 2-16

   __________________

   <34> The acquisition premium is a function of the purchase price of
        $40 per share and the book value of the approximately 13,750,000 shares that the Petitioners estimate will be outstanding as of the consummation of the merger (Exh. AG 2-9). Subtracting the book value of approximately $240 million from the total purchase price of $550 million results in the $310 million acquisition premium (ID.).

   <35> The Petitioners state that the acquisition premium must be recorded on Bay State's consolidated books, in accordance with the guidelines set forth by the SEC in Staff Accounting Bulletin 54 (Exh. AG 2-14; Tr. 2, at 91-93).

   (Supp.) at 3; Tr. 2, at 145-146). Further, the Petitioners estimate that certain corporate costs, such as directors' fees and expenses, will likely be reduced by about $200,000 per year (Exh. AG 2-16 (Supp.) at 2; Tr. 2, at 145-146). In addition, the Petitioners project savings from stock transfer and trustee fees of $200,000 per year (Exh. AG 2-16 (Supp.) at 2). Finally, according to the Petitioners, the current level of costs of investor services are expected to decrease for Bay State by $345,000 annually (Exh. AG 2-16 (Supp.) at 2; Tr. 2, at 145-146).

             2.   POSITIONS OF THE PARTIES

                  a.   ATTORNEY GENERAL

        The Attorney General contends that, as Bay State argued in MERGERS AND ACQUISITIONS, a company should not be allowed to use an accounting method that would result in lower net savings for customers and would produce higher costs (Attorney General Brief at 16-17). The Attorney General notes that although the Petitioners intend to use purchase accounting, pooling of interests accounting would result in a higher net savings to ratepayers (ID.).

        The Attorney General argues that the regulatory recoverability of an acquisition premium should not be dependent on the method of accounting used to record the merger (ID. at 19). While the Attorney General acknowledges that the Petitioners are required to use purchase accounting to record the merger transaction on their books pursuant to GAAP, he argues that the Department should require the Petitioners to use pooling of interests accounting to determine any allowable acquisition premium (ID). The Attorney General reasons that the dilution to book value, as determined under pooling of interests accounting, is the appropriate measure of any acquisition premium resulting from this merger (ID. at 19-20). Noting that the transaction would be effected primarily through an exchange of NIPSCO Industries' common stock for Bay State's common stock, the Attorney General maintains that the premium to book value of NIPSCO Industries' stock more than offsets the premium to book value being offered for Bay State's stock (ID. at 21). According to the Attorney Genera!, this differential results in a higher book value per share for NIPSCO Industries after the consummation of the merger than before the merger (ID.). The Attorney General concludes that the Petitioners would not experience any earnings dilution under pooling of interests accounting (ID.).

        The Attorney General argues that the Petitioners plan to "charge off' to their customers a $210 million acquisition premium and to incorporate those effects that the acquisition premium would have on Bay State's capital structure (Attorney General Reply Brief at 4).
   The Attorney General contends that the cost of service will increase by approximately $44 million, consisting of $5 million in the annual amortization of the acquisition premium, plus another $39 million for the change in the cost of capital (ID. at 4-5). Accordingly, the Attorney General asserts that based on these numbers, the Petitioners will have to achieve $44 million in gross annual savings, or a 30 percent reduction in the cost to serve, before ratepayers will see any of the benefits of the merger (ID. at 5). The Attorney General concedes that the Petitioners' modification to their proposed ESM made during these proceedings eliminates the harm to ratepayers resulting from the inclusion of the acquisition premium in Bay State's capital structure during the term of the rate freeze. Even so, the Attorney General argues that this increase will directly harm ratepayers after the freeze, because of the effect on the cost of service (through the amortization of the acquisition premium and the change in Bay State's capital structure) (ID.)

        The Attorney General contends that the Petitioners designed the merger so that Bay State's ratepayers would pay the costs of the merger to NIPSCO Industries while Bay State's shareholders retain benefits (ID.) Analogizing the acquisition premium as a gain on the sale of utility assets, the Attorney General contends that if the Department is going to recognize the acquisition premium as a cost that can be recovered from ratepayers, then it is only fair that the premium being paid to Bay State stockholders be flowed back to customers (ID). The Attorney General asserts that such an approach would be consistent with Department policy where "the Department has recognized that the gain on the sale of assets that have been supported by the ratepayers are to be flowed through to the ratepayers" (ID. at 5-6).

        The Attorney General argues that the Petitioners did not establish that there would be benefits to customers since there is no quantification of benefits and no comparison of potential benefits to the costs of the merger (Attorney General Brief at 9). Specifically, the Attorney General contends that any quantification of benefits made by the Company is speculative (Attorney General Reply Brief at 8).

        Furthermore, the Attorney General asserts that, because the Petitioners' plans are to provide new services and products that will benefit the unregulated businesses and not traditional utility operations, the acquisition premium should be assigned solely to the unregulated entities (Attorney General Brief at 18; Attorney General Reply Brief at 10). The Attorney General asserts that the growth and expansion opportunities referred to by the Petitioners actually relate to areas that should be provided by unregulated businesses in the restructured gas industry, such as marketing of gas supplies, security services, energy services, and any bundled services (Attorney General Reply Brief at 10).

        According to the Attorney General, the Petitioners have characterized the purpose of the merger as effecting a "strategic combination" and not designed to reduce Bay State's costs or its revenue requirement (Attorney General Brief at 18). Therefore, the Attorney General contends that the Department should deny the inclusion of the acquisition premium either directly in the cost to serve, or indirectly in the capital structure or for the purposes of the ESM (ID).

                  b.   PETITIONERS

        The Petitioners maintain that pooling of interests accounting is not an option for recording the merger transaction because NIPSCO Industries fails to meet the treasury stock condition of Accounting Principles Board Opinion No. 16 "Business Combinations"<36>
   <37> ("APB 16") as a result of its long-standing stock repurchase program (Petitioners Brief at 11). Furthermore, the Petitioners assert that pooling of interests accounting is not an option for recording the merger and, that therefore, the Attorney General's analysis of pooling of interests and dilution of book value is irrelevant (ID. at 25). The Petitioners state that NIPSCO Industries' independent public accountant, Arthur Anderson, confirmed that the Petitioners must use purchase accounting to record the transaction (ID. at 11-12).

        The Petitioners contend that the Attorney General's earnings dilution analysis is illogical and lacks economic or accounting support (ID. at 24-25). The Petitioners state that NIPSCO Industries' offer of $40 for each outstanding share of Bay State stock is 2.35 times Bay State's book value (ID. at 23). According to the Petitioners, this results in a total acquisition premium of $310 million, of which approximately $210 million would be apportioned to Bay State's Massachusetts operations (ID). Moreover, the Petitioners contend that the required annual amortization of this premium on Bay State's books under GAAP would be approximately $5.4 million pre-tax and represents an additional revenue requirement of approximately $9 million (Petitioners Brief at 12-13). The Petitioners argue that this required amortization would result in a significant dilution of Bay State's earnings, I.E., approximately 30 percent (ID.).

        The Petitioners contend that the acquisition premium, even at
   2.35 times Bay State's book value, is below the average premium paid in similar transactions (ID. at 23). The Petitioners assert that NIPSCO Industries' stockholders would make this investment only if

   __________________

   <36> As interpreted by the SEC, the Treasury Stock Condition requires that each of the combining enterprises reacquires shares of voting common stock only for purposes other than business combinations, and no enterprise reacquires more than a "normal" number of shares between the dates the plan of combination initiated and consummated (Exh. AG 2-13; Tr. 2, at 52-53, 55). Since 1989, NIPSCO Industries has had a stock repurchase program in effect, which has resulted in the repurchase of approximately 44 million shares of NIPSCO Industries common stock (Exh. Co.-B, Sch. MTM-2, at 46). A significant number of these repurchased shares resulted from NIPSCO Industries' acquisition of IWC in 1997 (Exh. Co.-B, Sch. MTM-2, at 46).

   <37> APB 16 is a subsection of GAAP that specifies the rules to follow when entering into a business combination (Exh. AG 2-13). APB 16 states that a business combination may be recorded under pooling of interests accounting when it meets certain specified criteria, otherwise it must be recorded as a purchase (Exh. AG 2-13).

   they have reasonable assurance to be repaid and an opportunity to earn a reasonable return on their investment (ID.). The Petitioners argue that they are not asking Bay State customers to pay for any part of the acquisition premium as an immediate result of this proceeding.
   The Petitioners acknowledge that Bay State will need to prove offsetting benefits before any part of the acquisition premium can be recovered in rates (Petitioners Reply Brief at 5). The Petitioners maintain that Bay State's rates will never be higher as a result of the merger (ID.).

             3.   ANALYSIS AND FINDINGS

        The Department has stated that it will consider individual merger or acquisition proposals that seek recovery of an acquisition premium, as well as the recovery level of such premiums. EASTERN-ESSEX ACQUISITION at 61, CITING MERGERS AND ACQUISITIONS at 18-19. Under the Department's standard, a company proposing a merger or acquisition must, as a practical matter, demonstrate that the costs or disadvantages of the transaction are accompanied by benefits that warrant their allowance. Thus, allowance or disallowance of an acquisition premium would be just one part (albeit an important one) of the cost/benefit analysis under the Section 96 standard. ID.

        As noted by the Department in MERGERS AND ACQUISITIONS, under GAAP, a business combination seeking to use pooling of interests accounting must meet certain conditions. MERGERS AND ACQUISITIONS at
   10. Specifically, APB 16 requires that a business combination must satisfy 12 conditions to use pooling of interests accounting; and failure to satisfy even one of these conditions would require the combination to be recorded through purchase accounting (Exhs. Cos.-D at 3; AG 2-13; Tr. 2, at 51). The SEC has implemented a stringent policy of reviewing business combinations using pooling of interests accounting, requiring companies to restate their combinations under purchase accounting if the conditions in APB 16 are not fully met (Tr. 2, at 73-74). As part of this policy, the SEC has in place a presumptive rule that any stock repurchase undertaken by a company up to two years prior to a business combination was done for the purpose of the business combination (ID. at 72-73). NIPSCO Industries' stock repurchase program, including those shares repurchased as a result of the "IWC acquisition, renders these shares "tainted" for purposes of applying pooling of interests accounting. The "tainting" occurs because the number of shares NIPSCO has repurchased exceeds the SEC's definition of "normal" (ID. at 52-54).<38> Moreover, the SEC's

   __________________

   <38> The SEC has defined the "normal" number of shares that can be repurchased under APB 16 as no greater than ten percent of the total number of shares to be issued under the business combination under review (Tr. 2, at 52-53, 55). The Petitioners estimated that, assuming 20 million NIPSCO Industries shares to be issued in conjunction with the merger, no more than two million shares could be held as repurchased shares and still meet the Treasury Stock condition (ID. at 55). During 1997 alone, NIPSCO Industries repurchased approximately 25.2 million shares,
                                                           (continued...)

   Staff Accounting Bulletin 54<39> ("SAB 54"), the acquisition premium must be "pushed down" or recorded on the books of Bay State (Exh. AG 2-14). Both the Petitioners and Attorney General agree that the Treasury Stock Condition described in APB 16, as defined above, and the provisions of SAB 54 require the Petitioners to use purchase accounting to record the merger on Bay State's books.<40> The Department concludes that the use of purchase accounting for the proposed merger would comply with both GAAP and SEC regulations. Moreover, the Department concludes that the use of purchase accounting and the "push-down" of the acquisition premium on the books of Bay State would ensure that Bay State's books would more accurately indicate that company's post-merger financial condition (ID.) Accordingly, the Department finds that the Petitioners' proposed use of purchase accounting to record the merger is appropriate.<41>

        While the Attorney General acknowledges the need to record the merger on Bay State's books using purchase accounting, he proposes the use of an earnings dilution analysis based on pooling of interests accounting to determine the recoverable portion of the acquisition premium for regulatory purposes. The Attorney General argues that, had pooling of interests accounting been used, no acquisition premium would have resulted. However, the fact remains that pooling of interests accounting is not an option available to the Petitioners because of the Treasury Stock Condition. Therefore, the acquisition premium represents a real cost that must be recorded on Bay State's books. As noted in Section II.D, above, NIPSCO Industries is paying approximately $550 million for assets with a book value of approximately $240 million, with a resulting premium of $310 million (Exh. AG 2-9). The amortization of the acquisition premium will occur over a period of years, with a corresponding effect on Bay State's

   __________________

   <38>(...continued)
        most of which were associated with the IWC acquisition (Exhs. AG 1-3, at 43; Cos.-B, Sch. MTM-2, at 46).

   <39> Staff Accounting Bulletins are regularly issued by SEC staff to address detailed, specific accounting questions not fully covered under GAAP (Exh. AG 2-14). SAB 54, "Push Down Basis of Accounting Required in Certain Limited Circumstances," requires that an acquiring company's acquisition costs should be pushed down to the purchased entity (ID.).

   <40> The Attorney General's own witness agreed that the SAB 54 is dispositive of the need to reflect the acquisition premium on Bay State's books (Tr. 3, at 69).

   <41> The Attorney General's argument that Petitioners should be precluded from recording the merger using purchase accounting simply because Bay State commented favorably on the benefits of pooling of interests accounting in MERGERS AND ACQUISITIONS is without merit. The Department construes Bay State's comments in that proceeding as a general indication of support of the use of pooling of interests accounting, not as proposing the use of pooling of interests accounting for all mergers and acquisitions.

   balance sheet and earnings, as was demonstrated by the Attorney General's own witness (Exh. AG-1, Sch. DTE-1 at 2). The Attorney General's proposed accounting approach, if adopted, would effectively preclude recovery of an acquisition premium and thus would nullify any reason for NIPSCO Industries to consummate the merger. In EASTERN-ESSEX at 70, the Department discussed how a company operating under cost-of-service regulation must be given an explicit opportunity to recover merger-related costs, including an acquisition premium, if beneficial mergers are to take place. In the long run, failure to complete the merger could be a detriment to Bay State ratepayers through lost economies that could be realized by Bay State as part of a larger company. Therefore, the Department concludes that the acquisition premium presented by the Petitioners is a reasonable measure of the economic premium that occurs when using purchase accounting.

        With respect to the Attorney General's argument that the acquisition premium should be passed back to Bay State's ratepayers as a gain on the sale of utility property, the Department notes that each of the cases cited by the Attorney General pertain to the sale or transfer of real property by a regulated utility. SEE Attorney General Reply Brief at 5-6. While the Attorney General has correctly noted the Department's policy with respect to gains on the sale of utility property, our policy presupposes that such properties have been recorded as above-the-line assets and that ratepayers have supported those assets through the utility's allowed rate of return. BARNSTABLE WATER COMPANY, D.P.U. 93-223-B at 12-13 (1994); COMMONWEALTH ELECTRIC COMPANY. D.P.U. 88-135/151, at 90-92 (1989). A utility's rate base consists of assets that have been purchased through the issuance of stock or debt; and under well-established accounting and regulatory principles, stock and debt instruments do not constitute utility assets, but represent liabilities in the form of claims on those utility assets by the holders of those security instruments. SEE Charles F. Philips, Jr., THE REGULATION OF PUBLIC UTILITIES 202 (2nd ed. 1985). Moreover, it is indisputable that, under the concept of original cost rate base, utility assets are carried on the utility's books at neither more nor less than their actual cost unless and until such assets are abandoned, replaced, reconstructed, or convened. 220 C.M.R. Sections 50.00 ET SEQ., Gas Plant Instruction No.2. Daily variations in a utility's stock value have no bearing on the value of the assets carried on the books of the utility. There are no valid reasons to endorse the Attorney General's departure from well-established regulatory and accounting principles.

        With respect to the level of consideration paid by NIPSCO Industries for Bay State, the record evidence demonstrates that the purchase price was evaluated in light of both a comparison with purchase prices associated with other recent mergers and acquisitions by LDCs, and an assessment of the potential long-term benefits (Exhs. Cos.-B at 19; AG 2-23; AG 3-3 at B1-3; AG 3-8, App. A (Proprietary)). A purchase price at a multiple of book value expresses a buyer's expectations of the acquired company's future contributions to combined operations. EASTERN-ESSEX ACQUISITION at 64. The particular exchange rate involved in merger or acquisition stock transactions expresses a number of matters of value to the buyer, including a premium for management control and long-term strategic and economic value perceived by the buyer as accruing from the transaction. ID.
   It is clear that NIPSCO Industries, as a knowledgeable and willing buyer, experienced in other acquisitions, was prepared to pay a premium over Bay State's book value in exchange for long-term growth potential and to accept the risk associated with justifying, or not, the recovery of this premium at a later date (Exhs. Cos.-B, at 11-13; AG 3-8, App. A (Proprietary); AG 3-10). Between 1994 and 1998, acquisition prices in natural gas distribution company mergers have ranged between 1.74 times and 5.56 times the book value of the acquired company, with an average of 2.68 times book value (Exh. AG 2-
   23).<42>

        The proposed purchase price for Bay State's stock represents a premium of 2.35 times book value (Exh. AG 2-23). The price paid by NIPSCO Industries for Bay State in this case is well within the range of what has been offered in other transactions involving natural gas distribution companies (Exhs. Cos.-B at 19; AG 2-23; AG 3-8 (Proprietary)). Bay State's independent advisor, SG Barr Devlin, has pronounced the terms of the transaction to be reasonable (Exh. AG 3-3, at B-1 through B-3). The premium lies within an historic range and has been validated by the market at large and corroborated by independent financial advisors. The Department finds that the proposed purchase price for Bay State's common stock and proposed exchange ratio are in line with experience in other gas acquisitions and, therefore, are reasonable and valid expressions of today's market conditions. CF. HAVERHILL ELECTRIC COMPANY, D.P.U. 2138 (1926) (Department rejected proposed one-to-one stock exchange ratio, and found that a seven-to-ten exchange ratio was more reflective of the value of the acquired company).

        The Department has stated that a Section 96 petitioner seeking recovery of an acquisition premium cannot "rest its case on mere generalities, but must instead demonstrate benefits that justify the costs, including the cost of any premium sought." EASTERN-ESSEX ACQUISITION at 10; MERGERS AND ACQUISITIONS at 7. The Petitioners have chosen not to request recovery of an acquisition premium at this time, except to the extent that they would be allowed to use productivity gains over the five-year term of the rate freeze to offset the annual amortization of the acquisition premium during that time. The Petitioners have not quantified the expected benefits of the merger to offset the acquisition premium, primarily because the benefits of the merger are related to growth (which is too uncertain to estimate in quantifiable terms) and not cost-cutting (Petitioners Brief at 19). (Compare this to the EASTERN-ESSEX ACQUISITION, a merger focused on cost cutting synergies, where the initial filing of the companies in that case quantified up-front all of the expected

   __________________

   <42> Additionally, in EASTERN-ESSEX ACQUISITION, the Department found that Eastern Enterprise's payment of 2.36 times the book value for Essex County Gas Company was reasonable. EASTERN-ESSEX ACQUISITION at 65. It is, of course, possible that a future
        Section 96 petition might seek recovery of an excessive premium, unwarranted by market evidence and offsetting benefits.

   benefits, as directed by MERGERS AND ACQUISITIONS at 7, and committed to a path that could be evaluated and approved by the Department in one event.) Instead, the Petitioners are relying on a requested Department finding that "Bay State may seek recovery of the annual amortization of the acquisition premium in future rate proceedings to the extent offset by merger-related savings." We find here that Bay State may seek recovery of the annual amortization of the acquisition premium in future rate proceedings to the extent offset by merger-related savings. In making this finding, however, we note that the Petitioners have chosen not to make their showing at this time that recovery of the premium is warranted but seek leave to make that showing later. The Petitioners thus voluntarily undertake the risk of later non-recovery of premium, if they fail to make the requisite showing of offsetting benefits. MERGERS AND ACQUISITIONS made clear the terms for recovery, before the Petitioners proposed to postpone requesting recovery. Nevertheless, the Petitioners are currently incurring costs. This feature of the proposal is of the Petitioners' own choosing and not at the Department's insistence. Based on the evidence presented to date, the benefits claimed by the Petitioners have yet to be established to our satisfaction (Exh. AG 2-16 (Supp.); Tr. 2, at 146-147).

        Despite the present lack of showing concerning premium recovery, the merger and Rate Plan have been structured so that Bay State's ratepayers are not at risk for recovery of any acquisition premium or merger-related costs during the five-year term of the rate freeze. Throughout this proceeding, the Petitioners have repeatedly represented that NIPSCO Industries' shareholders would bear any risk that the benefits and cost savings resulting from the merger would be insufficient to offset the acquisition premium (Tr. 2, at 129, 135-136; Petitioners Brief at 17; Petitioners Reply Brief at 3).

        After the rate freeze, the Petitioners may seek recovery of the acquisition premium and merger-related costs from Bay State's ratepayers, provided that merger-related benefits are proven to the Department to be equal to or greater than any portion of the acquisition premium proposed to be included in base rates (Exh. Cos.-A at 21; Petitioners Brief at 24). At such time that the Petitioners seek to recover the acquisition premium through rates, they must show quantifiable benefits and be able to demonstrate, so as to warrant a reasonable conclusion, that such benefits are the result of the merger. This demonstration of merger-related benefits must be developed and maintained by the Petitioners on an on-going basis during the term of the rate freeze and thereafter until the Petitioners file their request for recovery of the acquisition premium and merger-related costs. The Department places the Petitioners on notice that we expect to see such documentation of merger-related savings as part of the demonstration of benefits that justify costs. EASTERN-ESSEX ACQUISITION at 10; MERGERS AND ACQUISITIONS at 7.

        With respect to the amortization period of the acquisition premium, the Department has historically recognized that any acquisition premium would be, in general, amortized over the life of the acquired assets.<43> MERGERS AND ACQUISITIONS at 12, CITING
   BAY STATE GAS COMPANY, D.P.U. 17726, at 5-6 (1973), BOSTON GAS COMPANY, D.P.U. 17574, at 11(1973), BOSTON GAS COMPANY, D.P.U. 17138, at 7-8 (1971). The Petitioners propose to use rules established by GAAP in calculating the amortization period of the acquisition premium (Exh. DTE 1-15; Tr. 2, at 127). As stated by the Petitioners, a study will be completed after the consummation of the merger in order to ascertain the length of the amortization period as well as the allocation of the premium between Bay State and its subsidiaries (Tr. 2, at 127). The Department directs the Petitioners to submit a final copy of the study documenting the allocation and the amortization of the acquisition premium to the Department for review once such a study has been completed. Once such an allocation has been made, and Bay State has filed its proposed acquisition premium recovery method, the Department will consider the issue of the appropriate distribution of the acquisition premium among Bay State's regulated and unregulated operations.<44>

        Based on the arguments and evidence, the Department finds that the acquisition premium of $310 million as estimated by the Petitioners fairly represents the total acquisition premium that will result from the merger. Therefore, the Department finds that Bay State may seek recovery of the annual amortization of the acquisition premium in future proceedings to the extent offset by merger-related savings. As noted above, the Petitioners bear the burden of demonstrating the presence of merger-related benefits to the Department before any portion of this acquisition premium may be included in Bay State's rates. Because the stock exchange, when it occurs in fact, will be based on the actual number of Bay State shares outstanding on the consummation date as well as NIPSCO Industries' stock price used in the merger agreement, the actual amount of the acquisition premium cannot be precisely calculated until the consummation date or shortly thereafter -- although its range is formulaically determined. The Petitioners are hereby directed to provide the Department with a copy of the journal entries or a schedule summarizing such entries upon completion of the merger, in sufficient detail so as to determine the actual acquisition premium.
    Additionally, the Petitioners are directed to provide the Department with a detailed listing of the final transaction costs 90 days from the date of consummation of the merger.

   __________________

   <43> The Department expects that the Petitioners will begin to amortize the acquisition premium during the five-year term of the rate freeze and will not seek to recover any of the amortization of the acquisition premium from that five-year period at the end of the rate freeze. In other words, the Petitioners may not defer recovery of the entire acquisition premium to the 35 post-rate freeze years in which such recovery is allowed.

   <44> Consequently, the Department finds it premature to consider the
        Attorney General's proposal to assign all of the acquisition premium to Bay State's unregulated operations.

        Throughout this proceeding, the Petitioners have repeatedly represented that Bay State ratepayers would bear no risk for recovery of the acquisition premium during the five-year rate freeze (Tr. 2, at 129, 135-136; Petitioners' Brief at 17; Petitioners' Reply Brief at
   3). This repeated representation is one to which NIPSCO Industries and Bay State will fairly be held throughout the period of the Rate Plan.

        D.   FINANCIAL INTEGRITY OF POST-MERGER GAS COMPANY

             1.   INTRODUCTION

        The Petitioners contend that the merger will have no adverse effects on Bay State's financial integrity and will provide Bay State with additional financing options under more favorable terms than are now available to that company (Petitioners Brief at 34). Petitioners claim that NIPSCO Industries' debt management program provides financing flexibility in such matters as terms and debt maturity. The debt management program is intended to allow ready responses to interest rate changes (Exh. AG 2-16 (supp) at 2).

             2.   ANALYSIS AND FINDINGS

        The Department has stated that the financial integrity of a company may be one of the factors considered in evaluating a merger petition. MERGERS AND ACQUISITIONS at 8-9. Under the Preferred Merger, Bay State would remain a stand-alone company operating as a wholly-owned subsidiary of NIPSCO Industries. A review of Bay State's financial and operating data, as represented by its annual returns to the Department,<45> SEC, and shareholders, as well as information provided in Bay State's disclosure statements and developed through NIPSCO Industries' evaluation of the proposed merger, demonstrates that Bay State is financially viable (Exhs. AG 1-1(A); AG 1-2; AG 1-8; AG 3-9 (Proprietary)). Moreover, Bay State's post-merger financial position is likely to improve because of the additional sources of capital open to Bay State through its affiliation with NIPSCO Industries. Such an improvement would result in benefits to ratepayers (Exh. AG 2-16 (Supp.)). Accordingly, the Department finds that the Preferred Merger will not adversely affect Bay State's financial integrity, absent the effects of the deferral of recovery of the acquisition premium. SEE section IV C(3), above.

        Under the Alternative Merger, Bay State would become a division of Northern Indiana. A review of Northern Indiana's financial and operating data contained in its annual reports to both the Federal Energy Regulatory Commission and the SEC, and a review of NIPSCO Industries' annual returns and disclosure statements provided to its shareholders, demonstrates that Northern Indiana is also financially viable (Exhs. AG 1-1(B); AG 1-3; AG 1-7; AG 1-9). There is no evidence that Northern Indiana's or Bay State's facilities require extraordinary investments, or that the financial viability of either

   __________________

   <45> The Department took administrative notice of Bay State's Annual
        Returns to the Department for the years 1993 through 1997 pursuant to 220 C.M.R. Section 1.10(3) (Tr. 3, at 38-39).

   company is in doubt. CF. COMMUNITY UTILITIES/RESORT SUPPLY, D.P.U. 16380, at 2-5 (1970) (Department disallowed proposed merger of two small water systems because of, in part, concerns over the financial viability of both systems). Finally, Bay State's ratepayers may benefit through NIPSCO Industries' additional sources of capital available to Northern Indiana (Exh. AG 2-16 (Supp.)). Accordingly, the Department finds that the Alternative Merger will not adversely affect Bay State's financial integrity.

        E.   SOCIETAL COSTS

             1.   INTRODUCTION

        The Petitioners stated that in considering the merger. they did not seek a combination that would require employee reductions at either Bay State or NIPSCO Industries in order to generate lower costs and greater short-term earnings (Exh. Cos.-A, at 13; Cos.-B at 11). Instead, the Petitioners view the acquisition of Bay State by NIPSCO Industries as a "strategic merger" that would use Bay State's existing workforce to increase throughput and improve service to customers (Exhs. Cos.-A at 13; Cos.-B at 13). The Petitioners stated that under both the Preferred Merger and Alternative Merger, Bay State would maintain its Westborough headquarters, as well as its existing local offices in Brockton and Springfield (Tr. 2., at 97). The Petitioners noted that although any consideration of workforce reductions here would be premature, future workforce reductions that may occur as a result of cost containment efforts would be worked out through negotiation with the employees' respective bargaining units (Tr. 2, at 100). The intervenors did not address this issue on brief.

             2.   ANALYSIS AND FINDINGS

        The Department does not lightly regard the effect of mergers on employment. EASTERN-ESSEX ACQUISITION at 44. Although job redundancies in consolidated systems would impose avoidable costs and thus would be detrimental to ratepayers, the Department has noted that the elimination of these redundancies should be accomplished in a way that mitigates the effect on the utility's employees. EASTERN-ESSEX ACQUISITION at 43.

        Bay State has already engaged in significant cost containment efforts, and savings have resulted from workforce reductions (Exh. Cos.-B at 11-12; Tr. 2, at 94, 97-99). Moreover, NIPSCO Industries' assessment of the growth potential in Bay State's service territory and expressed intent to avoid layoffs at Bay State demonstrate that the Petitioners consider a strong local presence and management at Bay State to be a critical component of the combined system's long-term objectives (Exh. Cos.-B at 13; Tr. 2, at 94-95). The Department concludes that neither the Preferred Merger nor the Alternative Merger would significantly affect Bay State's workforce.

        F.   STOCK ISSUANCE

             1.   INTRODUCTION

        Acquisition Company is intended to have an authorized capitalization of 1,000 shares of common stock, $1.00 par value, of which 100 shares have been subscribed for sale to NIPSCO Industries at a price of $1.00 per share (Exh. DTE 1-7 (Supp.)). The Petitioners request that the Department authorize and approve the proposed issuance of 100 shares of this common stock to NIPSCO Industries, at a price of $1.00 per share (Petition at 1). The Petitioners state that the proposed issuance is reasonably necessary to effect the merger (ID. at 6). While the Petitioners restated their request in their brief, the Attorney General did not address this issue on brief.

             2.   STANDARD OF REVIEW

        In order for the Department to approve the issuance of stock, bonds, coupon notes, or other types of long-term indebtedness<46> by an electric or gas company, the Department must determine that the proposed issuance meets two tests. First, the Department must assess whether the proposed issuance is reasonably necessary to accomplish some legitimate purpose in meeting a company's service obligations, pursuant to G.L. c. 164, Section 14. FITCHBURG GAS & ELECTRIC LIGHT COMPANY V. DEPARTMENT OF PUBLIC UTILITIES, 395 Mass. 836, 842 (1985) ("FITCHBURG II"), CITING FITCHBURG GAS & ELECTRIC LIGHT COMPANY V. DEPARTMENT OF PUBLIC UTILITIES, 394 Mass. 671, 678 (1985) ("FITCHBURG I"). Second, the Department must determine whether the Company has met the net plant test.<47> COLONIAL GAS COMPANY, D.P.U. 84-96
   (1984).

        The Court has found that, for the purposes of G.L. c. 164,
   Section 14, "reasonably necessary" means "reasonably necessary for the accomplishment of some purpose having to do with the obligations of the company to the public and its ability to carry out those obligations with the greatest possible efficiency." FITCHBURG II at 836, CITING LOWELL GAS LIGHT COMPANY V. DEPARTMENT OF PUBLIC UTILITIES, 319 Mass. 46, 52 (1946). In cases where no issue exists about the reasonableness of management decisions regarding the requested financing, the Department limits its Section 14 review to the facial reasonableness of the purpose to which the proceeds of the proposed issuance will be put. CANAL ELECTRIC COMPANY, et al, D.P.U. 84-152, at 20 (1984); SEE, E.G., COLONIAL GAS COMPANY, D.P.U. 90-50,
   at 6 (1990).

        The FITCHBURG LAND II and LOWELL GAS cases also established that the burden of proving that an issuance is reasonably necessary rests with the company proposing the issuance, and that the Department's authority to review a proposed issuance "is not limited to a `perfunctory review.'" FITCHBURG I at 678; FITCHBURG II at 842, CITING LOWELL GAS at 52.

   __________________

   <46> Long-term refers to periods of more than one year after the date of issuance.  G.L. c. 164, Section 16.

   <47> The net plant test is derived from G.L. c. 164, Section 16.

        Where issues concerning the prudence of a company's capital financing have not been raised or adjudicated in a proceeding, the Department's decision in such a case does not represent a determination that any specific project is economically beneficial to a company or to its customers. In such circumstances, the Department's Order may not in any way be construed as ruling on the appropriate ratemaking treatment to be accorded any costs associated with the proposed financing. SEE E.G., BOSTON GAS COMPANY, D.P.U. 95-66, at 7 (1995).

        Regarding the net plant test, a company is ordinarily required to present evidence that its net utility plant (original cost of capitalizable plant less accumulated depreciation) is equal to or exceeds its total capitalization (the sum of its long-term debt, preferred stock, and common stock outstanding) and will continue to do so after the proposed issuance. D.P.U. 84-96, at 5. If the Department determines at that time that the fair structural value of the net plant and land and the fair market value of the nuclear or fossil fuel inventories owned by the company are less than its outstanding debt and stock, it may prescribe such conditions and requirements as it deems best to make good within a reasonable time the impairment of the capital stock. G.L. c. 164, Section 16.

             3.   ANALYSIS AND FINDINGS

        The Petitioners have requested that the Department authorize the issuance of stock to a corporation that is not yet in existence. While one could argue that G.L. c. 164, Section 14, addresses stock transfers to corporate entities only, we recognize that some flexibility must be afforded to those petitioners that require stock transfers in order to form a corporation by way of a merger or acquisition. Here, the Petitioners request authority to issue stock in order to establish the framework within which the merger could be consummated. Without the authority to issue the stock, this merger would not take place. Therefore, the Department finds that the issuance of 100 shares of common stock by Acquisition Company, at a par value of $1.00, is a necessary mechanism for the purpose of forming Acquisition Company and effecting the proposed merger. Accordingly, the Department finds that the proposed stock issuance is reasonably necessary and is in accordance with G.L. c. 164, Section 14.

        With regard to the net plant test requirement of G.L. c. 164,
   Section 16, the record demonstrates that Acquisition Company has no assets and thus could not meet the net plant test as contemplated by G.L. c. 164, Section 16. However, the Department notes that the Merger Agreement would extinguish the corporate existence of Bay State. Through the acquisition of Bay State's assets, Acquisition Company would remedy any net plant deficiency of Acquisition Company. See EASTERN-ESSEX ACQUISITION at 74; D.P.U./D.T.E 97-63, at 73. The purpose of the net plant test is to protect investors from hidden watering of stock. Application of the test was not contemplated for a transaction as patent and transparent as the instant one. No public protective purpose would be served by applying the test here. It is sufficient to note that the transaction is structured to prevent any adverse risk to the investing public and immediately to correct any theoretical problem with the Acquisition Company shares. EASTERN-ESSEX ACQUISITION at 74. Therefore, the Department finds it unnecessary to impose further conditions upon Acquisition Company under G.L. c. 164, Section 16.

        G.   SECTION 17A APPROVAL OF FUNDS POOLING AMENDMENT

             1.   INTRODUCTION

        In BAY STATE GAS COMPANY, D.P.U. 96-69 (1996), the Department approved a funds pooling arrangement between Bay State, Northern, and Granite State, in which the participants pool their short-term cash surpluses and manage these funds to meet the borrowing needs of the participants (Exh. DTE 1-22). The Petitioners request approval of a modification to Bay State's funds pooling agreement to permit NIPSCO Capital, NIPSCO Industries' financing subsidiary, to participate (Petition at 6; Tr. 2, at 75).<48>

             2.   STANDARD OF REVIEW

        Pursuant to G.L. c. 164, Section 17A, a gas or electric company must obtain written Department approval in order to "loan its funds to, guarantee or endorse the indebtedness of, or invest its funds in the stock, bonds, certificates of participation or other securities of, any corporation, association or trust." The Department has required that such proposals must be "consistent with the public interest," that is, a Section 17A proposal will be approved if the public interest is at least as well served by approval of the proposal as by its denial. BAY STATE GAS COMPANY, D.P.U. 91-165, at 7 (1992); SEE D.P.U. 850, at 7-8.

        The Department has stated that it will interpret the facts of each Section 17A case on their own merits to make a determination that the proposal is consistent with the public interest. D.P.U. 91-165, at 7. The Department will base our determination on the totality of what can be achieved by, rather than on a determination of any single gain that could be derived from, the proposed transaction. ID.; SEE D.P.U. 850, at 7. Thus, the Department's analysis must consider the overall anticipated effect on ratepayers of the potential costs and benefits of the proposal. D.P.U. 91-165, at 8. The effect on ratepayers may include consideration of a number of factors, including. but not limited to: the nature and complexity of the proposal; the relationship of the parties involved in the underlying transactions; the use of funds associated with the proposal; the risks and uncertainties associated with the proposal; the extent of regulatory oversight on the parties involved in the underlying transaction; and the existence of safeguards to ensure the financial integrity of the utility. ID.

   __________________

   <48> The Petitioners did not seek to include Northern Indiana as a participant in Bay State's funds pooling agreement (Petition at 6-7).

             3.   ANALYSIS AND FINDINGS

        As part of the Department's approval of Bay State's funds pooling agreement in D.P.U. 96-69, the Department required that any amendment in the funds pooling agreement be approved by the Department prior to its implementation. D.P.U. 96-69, at 4-5. The Department has approved amendments to other funds pooling agreements, including the addition of additional participants to these fund pools. NANTUCKET ELECTRIC COMPANY, D.P.U. 95-67, at 15-16 (1995); MASSACHUSETTS ELECTRIC COMPANY, D.P.U. 91-133, at 4 (1992); NEW ENGLAND POWER COMPANY, D.P.U. 88-166, at 2 (1989).

        As noted in Section I (SEE note 2, above), NIPSCO Capital provides financing for most of NIPSCO Industries' regulated and unregulated subsidiaries under the terms of a support agreement ("Indiana Agreement") (Exh. Co.-B, Sch. MTM-2, at 26; Tr. 2, at 75). The Petitioners requested the inclusion of NIPSCO Capital in Bay State's funds pooling agreement, rather than the addition of Bay State and its subsidiaries as participants to NIPSCO Capital's current Indiana Agreement (Tr. 2, at 78). The Petitioners consider the Bay State funds pooling agreement to be more adaptable to Bay State's post-merger operations (Tr. 2, at 78). NIPSCO Capital currently has a $150 million revolving-credit agreement, that provides short-term financing flexibility to NIPSCO Industries' subsidiaries, plus $130 million in money market lines of credit (Exh. Co.-B, Sch. MTM-2, at 26). The addition of NIPSCO Capital as a participant to Bay State's funds pooling agreement would provide Bay State with the opportunity to gain access to these additional financing sources to meet its short-term borrowing needs. Conversely, given the status of NIPSCO Capital as a financing vehicle, NIPSCO Capital's own borrowings from the Bay State pool would be negligible. Therefore, the Department concludes that the proposed amendment to Bay State's funds pooling agreement, which will permit NIPSCO Capital to participate in the funds pooling agreement, is consistent with the public interest.

        If the Alternative Merger is consummated, Northern Indiana would be the surviving company, with Bay State operating as a division of Northern Indiana (Exhs. Co.-A at 28-29; Co.-B, Sch. MTM-4, at A-1). Although Northern Indiana is not currently a participant in the Support Agreement (Tr. 2, at 75-76), by virtue of the Alternative Merger, Northern Indiana would be the successor in interest to all rights, privileges, immunities, and powers currently held by Bay State (Exh. Cos.-B, Sch. MTM-4, at A-1). Accordingly, the Department finds that if the Alternative Merger is ultimately implemented, Northern Indiana would become a participant in the funds pooling agreement.

        The Petitioners stated that NIPSCO Industries' management is still evaluating the possibility of including Northern Indiana as a participant to the Indiana Agreement (Tr. 2, at 78-80). If the Alternative Merger is ultimately implemented, and NIPSCO Industries' management determines that it would be appropriate to include Northern Indiana as a participant to the Indiana Agreement, Department approval of Northern Indiana's inclusion may also be required under G.L. c. 164, Section 17A. Therefore, the Petitioners are directed to notify the Department if NIPSCO Industries implements the Alternative Merger and later seeks to include Northern Indiana as a participant to the Indiana Agreement.

        H.   NORTHERN INDIANA OPERATING AS A MASSACHUSETTS GAS COMPANY

             1.   INTRODUCTION

        Northern Indiana is an Indiana corporation organized as a combination gas and electric company doing business exclusively in Indiana (Exhs. Co.-B at 3; AG 1-1, Sec. 4.3, at 3). According to the Petitioners, G.L. c. 164, Section 8A(a)<49> suggests that Northern Indiana may need Department approval to operate as a gas company in Massachusetts because of its status as an electric company in Indiana (Petition at 4). Therefore, Northern Indiana has requested authorization to engage in the business of a gas company in Massachusetts if the Alternative Merger is ultimately consummated (Petition at 7; Tr. 2, at 80-81).<50> The Petitioners stated that Northern Indiana does not intend to operate as a Massachusetts gas company if the Preferred Merger is ultimately implemented (Tr. 2, at 80-81). The Petitioners stated that, although Northern Indiana has not yet taken the required shareholder vote to amend its articles of organization. obtaining shareholder approval would not be difficult in view of Northern Indiana's status as a wholly-owned subsidiary of NIPSCO Industries (Tr. 2, at 81-83).

             2.   STANDARD OF REVIEW

        In pertinent part, G.L. c. 164, Section 8A, requires the Department, after notice and public hearing, to certify to the secretary of state that the public convenience will be promoted, permitting Northern Indiana to operate as a gas company in Massachusetts. Because the statute does not define "public convenience," the Department relies on our precedents relating to "public convenience and necessity."

        The Department has been accorded wide discretion in determining whether the "public convenience and necessity" would be promoted by some proposed action. ZACKS V. DEPARTMENT OF PUBLIC UTILITIES, 460 Mass. 217 (1985) ALMEIDA BUS LINES, INC. V. DEPARTMENT OF PUB. UTILS., 348 Mass 331 (1965); HOLYOKE ST. RY. V. DEPARTMENT OF PUB. UTILS., 347 Mass. 440 (1964); NEWTON V. DEPARTMENT OF PUB. UTILS., 339 Mass. 535
   (1959).  "Public convenience and necessity" is a term of art that the

   __________________

   <49> G.L. c. 164, Section 8A(a) provides, in pertinent part, that a gas company shall not be authorized to engage in the business of an electric company and an electric company shall not be authorized to engage in the business of a gas company unless the Department, after notice and public hearing, certifies to the state secretary that the Department deems the public convenience will be promoted thereby.

   <50> Under the Alternative Merger, Northern Indiana would be the surviving company (Exhs. Co.-A at 28-29; Co.-B, Sch. MTM-4, at A-
        1).

   courts have equated with "public interest". ZACKS V. DEPARTMENT OF PUBLIC UTILITIES, 460 Mass. 217, 223 (1985). Therefore, to determine whether to authorize a gas company to engage in the business of an electric company, or an electric company to engage in the business of a gas company, the Department will consider whether the requested action is in the public interest.

             3.   ANALYSIS AND FINDINGS

        Petitions under this statute and its predecessors<51> have historically been brought by gas companies seeking to operate electric systems. SEE, FOR EXAMPLE, CAMBRIDGE GAS LIGHT COMPANY, D.P.U. 3729
   (1930). While the earlier G.L. c. 164, Section 23, was replaced by certain provisions of G.L. c. 164, Section 8A, no petitions under either the pre-1973 version of Section 23 or the later Section 8A have been filed with the Department since 1930. Moreover, Department records indicate that this is the first time that a non-Massachusetts gas or electric company (as distinct from common carriers) has sought to acquire or merge with a Massachusetts utility (holding companies, of course, are distinct). Thus, the matter before us is one of first impression.

        The entrance of foreign corporations in the Massachusetts gas and electric industries previously raised concerns over the legal status of foreign corporations operating gas and electric systems within Massachusetts; and foreign ownership was not favored. Third Annual Report of the Board of Gas and Electric Light Commissioners at 58
   (1888). The enactment of the Restructuring Act<52> ("Act") revised the definition of a "gas company" or "electric company" set out in G.L. c. 164, Section 1, to include non-Massachusetts corporations operating gas or electric utilities within Massachusetts.<53> The Act gives the Department the same jurisdiction over foreign utilities operating in Massachusetts as is

   __________________

   <51> An earlier version of G.L. c. 164, Section 23, governed the acquisition of electric systems by gas companies. and the acquisition of gas systems by electric companies. The provisions of G.L. c. 164, Section 23, were stricken and the subject matter replaced, in part, by G.L. c. 164, Section 8A, pursuant to St. 1973, c. 860. Sections 8 and 13.

   <52> An Act Relative to Restructuring the Electric Utility Industry in
        the Commonwealth, Regulating the Provisions of Electricity and Other Services, and Promoting Enhanced Consumer Protection Therein. St. 1997, c. 164.

   <53> Section 189 of St. 1997, c. 164 changed the definition of "gas company" and "electric company" found in G.L. c. 164, Section 1, so that a gas or electric company need not be a domestic Massachusetts corporation, provided such corporation is organized for the purpose of making and selling, or distributing and selling, gas and electricity within Massachusetts. Currently, Northern Indiana does not have any authority to operate within Massachusetts (Exh. AG 1-1, Sec. 4.3, at 3).

   currently applied to Massachusetts-chartered corporations. Therefore, there is no longer a bar on "foreign" corporations operating gas or electric systems within Massachusetts. The Department considers that approval of Northern Indiana's request to operate as a Massachusetts gas utility would facilitate a contingency merger proposal that has been found to be consistent with the public interest. Because the Department has equated "public interest" with "public convenience," for the reasons described above, the Department finds that the public convenience would be promoted by an amendment to Northern Indiana's articles of incorporation that would permit it to operate as a gas utility in Massachusetts.

        Northern Indiana's articles of incorporation currently restrict that company to operating only within Indiana (Exh. AG 1-1, Sec. 4.3, at 3). Although Northern Indiana has not yet made the shareholder vote necessary under Section 8A to permit operations in Massachusetts, the Petitioners represent that the required vote will be readily obtained because Northern Indiana is a wholly-owned subsidiary of NIPSCO Industries (Tr. 2, at 81-83). Because Section 8A does not require that the shareholder vote take place prior to Department certification, the Department finds that approval may be granted, contingent upon the required vote of Northern Indiana's sole shareholder, NIPSCO Industries and accordingly, gives this approval. The Petitioners are directed to submit a copy of the shareholder vote to amend Northern Indiana's articles of organization and revised articles of organization, if and when such a vote is taken.<54>

        Northern Indiana's request to operate as a Massachusetts gas company also raises the issue of the corporate name under which Northern Indiana would operate. G.L. c. 164, Section 5A, requires that the name of a utility corporation operating in Massachusetts contain the words "gas company" or "electric company," as the case may be.
   The Petitioners indicated that, if the Alternative Merger is ultimately implemented, Northern Indiana would operate in Massachusetts under a d/b/a arrangement as "Bay State Gas Company" in order to capitalize on customer familiarity with Bay State and thereby avoid customer confusion (Tr. 2, at 86). Based on a review of G.L. c. 156B and c.164, the Department concludes that there is no statutory bar against the use of an assumed name by Northern Indiana<55>. Additionally, the Department finds that the continued use of the Bay State corporate name by Northern Indiana for its potential Massachusetts operations would reduce the possibility of customer

   __________________

   <54> The Department notes that such a vote may not be necessary if the
        Preferred Merger is ultimately implemented (Tr. 2, at 83-84).

   <55> General Laws c. 156B, Section 11, in relevant part, permits corporations to assume any name that has not been used by a corporation in current operation or had been in operation during the prior three years, unless written consent of the preexisting corporation is filed with the state secretary. The Department presumes that Bay State's assent for Northern Indiana to operate in Massachusetts under the Bay State name would readily be obtained.

   confusion resulting from the merger. Accordingly, the Department finds it appropriate for Northern Indiana to operate under Bay State's name, if the Alternative Merger is ultimately consummated.

        Northern Indiana would only operate as a Massachusetts gas company if the Alternative Merger is implemented (Tr. 2, at 80-81). If the Preferred Merger is ultimately implemented, Northern Indiana's need to operate as a Massachusetts gas company would be rendered moot (Tr. 2, at 68). The Petitioners themselves have made the request for Northern Indiana to operate as a Massachusetts gas utility only to facilitate an Alternative Merger proposal (Exh. Cos.-A. Sch. MTM-4, at A-1; Tr. 2, at 80-81). Therefore, the Department's approval of Northern Indiana's request to operate as a Massachusetts gas utility is contingent upon the consummation of the merger under the Alternative Merger proposal.

        In view of the possibility that the Preferred Merger may be ultimately implemented, the Department finds it appropriate to place a time limit on the authority being granted by this order to Northern Indiana. SEE BERKSHIRE GAS COMPANY, D.P.U. 16090, at 3 (1969). The Department places the Petitioners on notice that Northern Indiana's authorization to operate as a gas company in Massachusetts shall expire as of the date of the consummation of the Preferred Merger, if the Preferred Merger is implemented.

        I.   PREFERRED MERGER VERSUS ALTERNATIVE MERGER

        While the Petitioners are seeking approval of both the Preferred Merger and Alternative Merger, they have expressed their preference for the Preferred Merger and request that the Department inform the SEC that the Department also favors the Preferred Merger (Exh. Cos.-B at 17; Petition at 3).

        The Department favors the Preferred Merger. Under the Preferred Merger, the post-merger structure of Bay State would be consistent with the holding company structures that have been adopted by all of the investor-owned Massachusetts-based electric utilities, a number of investor-owned gas utilities, and are currently under consideration by other utilities. EASTERN-ESSEX ACQUISITION at 76-77; D.P.U. 97-63, at 10; BERKSHIRE GAS COMPANY, D.T.E. 98-61 (pending before the Department). The Alternative Merger would make Bay State an operating division of Northern Indiana, a wholly-owned gas and electric subsidiary of NIPSCO Industries, a holding company. Under the Preferred Merger, Bay State would have its own books and records, capital and management structures, and board of directors (Exh. Cos.-A at 29-30). Therefore, the Department's statutorily-mandated review of specific company proposals would be more efficient under the Preferred Merger than the Alternative Merger, where Bay State would be operating as the Massachusetts division of Northern Indiana.

        By way of example, G.L. c. 164, Section 14 requires gas and electric companies to seek Department approval prior to the issuance of stock, bonds, coupon notes, or other evidences of indebtedness. Under the Preferred Merger, the Department's review of financing proposals filed by Bay State pursuant to G.L. c. 164, Section 14, would be based on examining Bay State as a stand-alone entity or as a participant in a larger financing package prepared by NIPSCO Industries (Tr. 2, at 65-66). Under the Alternative Merger, the Department would have to examine each financing proposal of Northern Indiana, whether or not the financing had any effect on that company's Massachusetts division, in order to determine whether the particular proposal had an impact on Massachusetts operations (Tr. 2, at 66-67). As the Petitioners have noted, implementation of the Alternative Merger would require additional coordination between the Department and the Indiana Utility Regulatory Commission, thereby adding to the complexity of financial oversight (Tr. 2, at 67-68). Moreover, complexities would be created in the area of cost allocations between Northern Indiana's Indiana and Massachusetts operations (Exhs. AG 3-11; AG 3-12). Therefore, because of the efficiencies that would result from the Preferred Merger, the Department states its pronounced preference for the Preferred Merger over the Alternative Merger.

        The Petitioners have also proposed an Alternative Merger (Tr. 2, at 68, 81-82; Exh. Cos.-A, Sch. MTM-4, at A-l).<56> The
   Department has already spoken in favor of the Preferred Merger model and has noted that, with the exception of differing corporate structures, the remaining elements of the Preferred and Alternative Merger proposals are identical. If the Alternative Merger model is followed, Bay State (a gas company within the meaning of G.L. c. 164, sec. 1, and a Massachusetts corporation) would merge not into Acquisition Company, a planned Massachusetts corporation, but, instead, into Northern Indiana, an existing gas and electric company incorporated in Indiana. The Alternative Merger would thus extinguish Bay State's corporate existence under Massachusetts law. The company would be converted into the Massachusetts operating division of the foreign corporation, Northern Indiana.

        The Electric Restructuring Act, St. 1997, c. 164, Section 189 ("Restructuring Act"), amended the definition of "gas company" in G.L.
   c. 164, Section 1, to remove the requirement that a gas company be organized under the laws of the Commonwealth. It seems evident that the Legislature's removal of that restriction was intended to permit foreign corporations to act as gas companies in Massachusetts. The result was to allow operation by entities previously excluded from Massachusetts regulatory law and practice. The Restructuring Act contains, however, no further expression of legislative intent as to how regulation of such foreign corporations -- and certainly not foreign corporations with operating divisions in both Massachusetts and other states -- is to be accomplished under or integrated into G.L. c. 164. Moreover, apart from requesting approval of the Alternative Merger proposal, the Petitioners developed no adequate

   __________________

   <56> The Department recognizes the logic in this case for the
        Petitioners to offer "preferred" and "alternative" merger structures in order to meet the requirements imposed by other government agencies. However, presenting alternative proposals is not an efficient way of litigating a case and should be introduced only when absolutely necessary. the Department will require companies to demonstrate this necessity in the future.

   record on how certain regulatory questions raised by that proposal ought to be addressed or how Bay State would conduct itself as an operating division of Northern Indiana.

        There are important issues about regulating Bay State as an operating division of a foreign corporation. These issues include the nature and scope of Department regulation of Northern Indiana's capital structure, cost allocation between operating divisions,<57> and the coordination between this Department and the Indiana Utility Regulatory Commission. These and probably other issues may need to be defined, explored, and resolved in the interest of protecting Bay State ratepayers.

        Having made those points, the Department provisionally approves the contingent Alternative Merger. If the Petitioners elect to follow that path, instead of the Preferred Merger, then the Petitioners must so inform the Department and must file with the Department proposals -
   - with supporting legal argument -- for appropriate integration of the Alternative Merger's corporate and operating structure into the G.L.
   c. 164 framework. The Petitioners, either through the initial filing or through a Department investigation, must satisfy the Department that Massachusetts ratepayers' interest will not be impaired.

   V.   SUMMARY

        The Department has evaluated the benefits and costs associated with the merger based on the following five factors: (1) effect on rates and the resulting net savings the merger; (2) effect on the quality of service; (3) societal costs; (4) acquisition premium; and
   (5) financial integrity of the post-merger entity.

        The Department has found that approval of a five-year base rate freeze will benefit Bay State's ratepayers and will result in just and reasonable rates. Further, the Department recognized that the proposed merger could provide Bay State's ratepayers with savings in gas costs that would be unavailable absent the merger.

        Concerning the proposed merger's effect on quality of service, the Department has ordered the continuation of the quality of service plan currently in effect to ensure that Bay State's ratepayers experience no degradation of service following the merger.

        With respect to the societal costs of the proposed merger, the Department has found that the merger would not significantly affect Bay State's workforce.

   __________________

   <57> Bay State's last fully adjudicated (I.E., not resolved by settlement) rate case was in 1992. BAY STATE GAS COMPANY, D.P.U. 92-111 (1992). There currently is no obvious answer to the question of whether the cost of service findings in that case would suffice to establish Bay State's operating costs as an operating division of Northern Indiana.

        Regarding the recovery of an acquisition premium, the Department has found that earnings dilution to Bay State's shareholders that results from the merger represents a cost that may and should be taken into consideration as part of the evaluation of the costs and benefits of the merger. The Department found that the proposed purchase price for Bay State's common stock and proposed exchange ratio are reasonable. Therefore, the Department accepted the Petitioners' estimate of $310,000,000 for the acquisition premium and has found it to be reasonable. However, the Department reminds the Petitioners that they are at risk for non-recovery of the premium if they fail to make the requisite showing of offsetting benefits.

        Regarding the financial integrity of the post-merger entity, the Department has found that both Bay State and Northern Indiana are viable companies and that the merger would not adversely affect Bay State's financial integrity.

        Based on our evaluation of the costs and benefits associated with the aforementioned factors, the Department finds that the public interest would be at least as well served by approval of the proposed merger as by its denial, I.E., that there is no net harm to ratepayers. Therefore, the proposed merger is consistent with the public interest. Accordingly, the Department hereby approves the Preferred and Alternative Merger Agreements and Rate Plan, subject to the directives contained herein, under the terms of G.L. c. 164, Sections 94 and 96.

   VI.  CONCLUSION

        For decades, little or no acquisition or merger activity took place in the Commonwealth. Service territory maps of investor-owned electric and gas companies in Massachusetts, as a result, remain highly Balkanized.<58> Such geographic fragmentation suggests inefficiencies both from avoidable overhead and from limitations on utilities' ability to take market actions beneficial to customers -- especially in the area of gas purchasing, corporate finance, and staffing. MERGERS AND ACQUISITIONS, D.P.U. 93-167A, sought to break with this disadvantageous STATUS QUO. EASTERN-ESSEX ACQUISITION, D.T.E. 98-27, enunciated a clear Department policy in favor of suitably-framed consolidations. The Petitioners, however, filed shortly after the Eastern-Essex transaction came before the Department and thus could not have benefitted from perusal of the final order in EASTERN-ESSEX ACQUISITION before making their filing.

        While the proposal made in the instant docket has succeeded in securing Department approval under Section 96, the Petitioners initial filing lacked the detail we expect to see in future Section 96

   __________________

   <58> For example, and by way of contrast to Massachusetts' situation,
        Northern Indiana's service territory of 12,000 square miles (Exh. Cos.-A, at Tab B, at 3) is nearly half again the size of the entire Commonwealth (8257 square miles, including all embayments and sounds, Merriam-Webster's New Geographical
        Dictionary at 738 (1984).

   proposals. The logic of the initial filing had its strengths; but the filing's level of generality left important detail to be developed by the Department itself through discovery and evidentiary hearings. The Department would not want to repeat that onerous process.

        MERGERS AND ACQUISITIONS, D.P.U. 93-167A, at 7, had warned that a petitioner who expects to avoid an adverse outcome should not rest its case on mere generalities. The Department would not want future petitioners to see its approval of the instant proposal as a sign that this initial filing is a favored model for future Section 96 filings. Future filings, based on generalities, will not suffice to justify
   Section 96 approval, including any requests for acquisition premium recovery. This reminder applies also to any future filing by the instant Petitioners to justify premium recovery. Rather, the Petitioners must demonstrate benefits that justify costs, including the cost of any acquisition premium sought.

   VII. ORDER

        Accordingly, after due notice, hearing and consideration, the Department

        VOTES: That pursuant to G.L. c. 164, Section 14, the issuance and sale by Acquisition Gas Company of 100 shares of common stock, $1.00 par value, to NIPSCO Industries in exchange for $100.00 is reasonably necessary for the purposes stated; and it is

        ORDERED: That pursuant to G.L. c. 164, Section 14, the issuance and sale by Acquisition Gas Company of 100 shares of common stock, $1.00 par value, to NIPSCO Industries in exchange for consideration of $100.00 is hereby approved and authorized; and it is

        FURTHER ORDERED: That pursuant to G.L. c. 164, Section 96, the Agreement and Plan of Merger by and among Bay State and NIPSCO
   Industries, dated as of December 18, 1997, and as amended and restated as of March 4, 1998, by and between Bay State and NIPSCO Industries is hereby approved; and it is

        FURTHER ORDERED: That pursuant to G.L. c. 164, Section 96, the merger of Acquisition Gas Company into Bay State Gas Company is hereby approved; and it is

        FURTHER ORDERED: That pursuant to G.L. c. 164, Section 94, the Rate Plan for Bay State Gas Company is allowed in part and denied in part, and that Bay State Gas Company, Northern Indiana Public Service Company and NIPSCO Industries design and file a Rate Plan in compliance with this Order; and it is

        FURTHERED ORDERED: That, upon consummation of the Preferred Merger of Acquisition Gas Company with and into Bay State Company, Acquisition Gas Company as surviving company shall have all rights, powers, and privileges, franchises, properties, real personal or mixed, and immunities held by Bay State Gas Company necessary to engage in all the activities of a gas utility company in all the cities and towns in which Bay State Gas Company was engaged immediately prior to the merger, and that further action pursuant to G.L. c. 164, Section 21 is not required to consummate the merger; and it is

        FURTHER ORDERED: That pursuant to G.L. c. 164, Section 17A, under the Preferred Merger, an amendment to Bay State's debt pooling agreement to join NIPSCO Capital Markets, Inc. as a party to the Agreement is hereby approved; and it is

        FURTHER ORDERED: That if, subject to the conditions contained herein, the Alternative Merger occurs, operation of Northern Indiana as a gas company is approved pursuant to G.L. c. 164, Sections 1 and 8A(a); and it is

        FURTHER ORDERED: That Bay State Gas Company, NIPSCO Industries, Northern Indiana Public Service Company and Acquisition Gas Company shall comply with all directives contained herein; and it is

        FURTHER ORDERED: That a copy of the journal entries, or a schedule summarizing such entries, recording the effect of the merger shall be filed with the Department upon consummation of the merger; and it is

        FURTHER ORDERED: That the Secretary of the Department notify the Secretary of State of the issuance of stock and deliver a certified copy of this Order to the Secretary of State within five business days hereof; and it is

        FURTHER ORDERED: That the Secretary of the Department notify the Securities and Exchange Commission of the issuance of this Order under cover letter informing that agency of the Department's preference for the Preferred merger, and deliver to that agency a certified copy of this Order.

                                 _____________________________________
                                 By Order of the Department,

                                 _____________________________________
                                 Janet Gail Besser, Chair

                                 _____________________________________
                                 James Connelly, Commissioner

                                 _____________________________________
                                 W. Robert Keating, Commissioner

                                 _____________________________________
                                 Paul B. Vasington, Commissioner

                                 _____________________________________
                                 Eugene J. Sullivan, Jr., Commissioner

                                                              EXHIBIT D-4
                                                              -----------

                                  DF 98-040

                          NORTHERN UTILITIES, INC.

        Merger of Northern Utilities, Inc., NIPSCO Industries, Inc., and Northern Indiana Public Service Company

                 Approval of Merger and Related Transactions

                           O R D E R  N O.  22,983

                                July 20, 1998


   APPEARANCES: LeBoeuf, Lamb, Greene & MacRae by Meabh Purcell, Esq. and Paul B. Dexter, Esq. for Northern Utilities, Inc.; Day, Berry & Howard by Robert Knickerbocker, Esq. for NIPSCO Industries, Inc. and Northern Indiana Public Service Company; and Eugene F. Sullivan, III, Esq. for the Staff of the New Hampshire Public Utilities Commission.

   I.   PROCEDURAL HISTORY

             On March 20, 1998, Northern Utilities, Inc. (Northern), NIPSCO Industries, Inc. (NIPSCO) and Northern Indiana Public Service Company (Northern Indiana) jointly filed with the New Hampshire Public Utilities Commission (Commission) a petition for Approval of a Merger and Related Transactions. The petition requested permission for NIPSCO or its affiliate, Northern Indiana, to acquire Northern, or its parent, Bay State Gas Company, Inc. (Bay State) under two alternative acquisition plans. The petition specified a preferred and an alternative plan of merger.

             Under the preferred plan of merger, Bay State would merge into a newly created wholly-owned subsidiary of NIPSCO, formed for purposes of the merger. Sometime after the merger, Northern's stock would be transferred from Bay State to NIPSCO and Northern would operate as a direct subsidiary of NIPSCO. The preferred merger, however, requires an exemption from the provisions of the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission (SEC).

             The alternate merger would have Bay State and Northern merged into NIPSCO's public utility subsidiary, Northern Indiana. Subsequently, Northern and Bay State would operate as divisions of Northern Indiana with no independent corporate identity. Both the preferred and alternate mergers require the approval of the Maine and New Hampshire Public Utilities Commissions because Northern provides service in both States.

             On April 9, 1998, the Commission issued an Order of Notice setting a prehearing conference for April 28, 1998. No Motions to Intervene were filed; the Office of the Consumer Advocate (OCA) is a statutorily recognized intervenor. On April 22, 1998, Staff submitted a letter to the Commission stating that Northern, NIPSCO and Northern

   Indiana, the Maine Public Utilities Commission (MPUC), the Maine Public Advocate Office (Public Advocate) the OCA and Staff had agreed, for purposes of administrative efficiency, to hold two joint technical sessions in Portsmouth, New Hampshire to review the essentially identical petitions filed in Maine and New Hampshire and to allow Northern to provide any amendments or updates to the filings.

             Following the prehearing conference, the Commission issued Order No. 22,930 (May 13, 1998) approving a procedural schedule to govern its investigation into the petition. In accordance with the procedural schedule, the parties and Staff engaged in formal discovery and the joint technical sessions with the State of Maine in Portsmouth.

             On June 12, 1998, the MPUC issued an order approving the proposed merger under either the preferred or alternative structures. In addition, on June 16, 1998, the MPUC submitted a letter to the SEC supporting the merger and recommending the SEC grant the necessary exemptions to permit the preferred structure.

             On June 8, 1998, Northern, NIPSCO, OCA and Staff entered into a Stipulation and Agreement (Stipulation) resolving or leaving to subsequent proceedings all of the issues in this proceeding. The Stipulation was substantially the same as a Stipulation and Agreement executed among Northern, NIPSCO, the Maine Public Advocate and the Staff of the MPUC. A hearing on the merits was held on July 1, 1998 at which the parties presented the Stipulation and supporting testimony.

   II.  STIPULATION AND AGREEMENT

             Pursuant to the Stipulation, Northern, NIPSCO, OCA and Staff agreed that the merger is consistent with the public interest standard of RSA 374:33 under either the Preferred or the Alternate structures proposed in the March 20, 1998 petition, and should be approved subject to the following provisions:

   1.   COMMISSION JURISDICTION.   The jurisdiction of the Commission
        over Northern's operations will not be changed under either the Preferred or the Alternate Merger structure or form of merger.

   2. SUPPORT PREFERRED STRUCTURE. Northern, NIPSCO, OCA and Staff agree that the Commission should express its support for the Preferred Merger structure because it simplifies accounting for the subsidiary's operations and regulation of those operations.

   3. ALTERNATE MERGER. Northern, NIPSCO, OCA and Staff agree that if the Preferred Merger structure is not possible, the Alternate Merger structure is in the public good.

   4. RECOVERY OF ACQUISITION PREMIUM. Northern, NIPSCO, OCA and Staff agree that Northern may request recovery of the amortization of the acquisition premium in future ratemaking proceedings to the extent that Northern can demonstrate that the benefits of the merger to customers equal or exceed the amount of the premium being sought to be amortized.

   5. CAPITAL STRUCTURE. Northern, NIPSCO, OCA and Staff agree that no Party will be bound in any future ratemaking proceedings to utilize the capital structure of Northern that results from entries to account for the merger.

   III. COMMISSION ANALYSIS

             After careful review of the Stipulation and Agreement, and the testimony and exhibits offered at the July 1, 1998 hearing, we find that the Stipulation is reasonable and that the proposed acquisitions are lawful, proper and in the public interest. RSA 374:33

             Under the public interest standard to be applied by the Commission where a utility or public utility holding company seeks to acquire, directly or indirectly, a jurisdictional utility, the Commission must determine that the proposed transaction will not harm ratepayers. GRAFTON COUNTY ELECTRIC LIGHT AND POWER CO. V. STATE, 77 N.H. 539 (1915); ID., EASTERN UTILITIES ASSOCIATES, 76 N.H.P.U.C. 236, 252 (1991); RE HAMPTON WATER WORKS COMPANY, INC., 80 N.H.P.U.C. 468, 473 (1995) AND CF., PARKER-YOUNG CO. V. STATE, 83 N.H. 551 (1929)
   (application of "net benefits" test where there are competing offers to acquire).

             As was noted above, there are two different acquisition scenarios proposed in this petition, the preferred and alternate plans. The primary difference between the preferred and alternate plans is that Northern remains a corporate entity with its own Board of Directors under the preferred merger. In testimony, NIPSCO/Northern Indiana represented that if the alternate merger was required by the SEC, an Advisory Board could be established for Northern to provide local input into decisions affecting Northern's customers.

             At this time, we express our support and preference for the "preferred acquisition scenario" because it provides for the continued corporate existence of Northern and the attendant corporate formalities that we believe will provide greater protection or representation of Northern's interests in the new corporate structure, such as a corporate Board of Directors. The preferred merger would also impose a legal requirement that Northern maintain separate books and records which will facilitate our continued review and oversight of Northern and its operations in New Hampshire.

             In order to ensure that there is no harm to Northern ratepayers, we direct that should the alternate merger be implemented, such an Advisory Board be established. The Advisory Board should be comprised of members involved in the New Hampshire community and it should have real authority to ensure that New Hampshire customers receive the full benefits of this merger and that the Northern Division and its customers' interests are not neglected in the merged company. We expect more than token representation of Northern's interests on either the Board of Directors or the Advisory Board.

             Under either of the acquisition plans, there is no evidence that ratepayers will be harmed. Under both the preferred and alternative acquisition scenarios Northern's operations are to remain unchanged or will improve as the new Company seeks to expand its area of service. Moreover, separate books and records will be maintained under both the preferred and alternate acquisition scenarios, facilitating the Commission's continued review and oversight of Northern and its operations in New Hampshire.

             We note, however, that the inclusion of the acquisition premium in ratebase and the effect of the acquisition premium on the capital structure of Northern would in all likelihood lead us to the conclusion that Northern ratepayers would be harmed by the acquisition without the conditions contained in the Stipulation. Those conditions require Northern to substantiate any savings to ratepayers that have resulted from the merger before Northern may include any part of the acquisition premium in ratebase for ratemaking purposes. The same condition applies to the effect of the acquisition premium on the capital structure of the resultant entity.

             For the purpose of SEC approvals, we note that we have the necessary authority and responsibility to protect Northern's New Hampshire ratepayers and the preferred merger will facilitate our continued exercise of that authority. Accordingly, we will notify the SEC of our support for the preferred merger for consideration in its review of NIPSCO, Inc.'s merger application.

             As noted above, the provisions in the Stipulation which defer consideration of the capital structure and ratemaking issues for a subsequent proceeding are appropriate. Northern will have the right to request recovery of an acquisition premium in a future proceeding to the extent it can substantiate the reasonableness of that action, just as all parties are free to argue in support of or opposition to such recovery as they see fit. Likewise, in a future rate recovery proceeding, any party may argue that a hypothetical capital structure may be more appropriate in determining a rate of return. We will consider such requests and related arguments when filed.<***********>
   Before such a proceeding, however, Northern shall file its annual reports in a form that allows for an analysis of its earnings with and without the effects of the acquisition premium, both from the perspective of ratebase and the weighted cost of capital.


        <***********>At the July 1, 1998 hearing, Northern indicated that the SEC had required a demonstration that the proposed acquisition would result in net benefits to customers. We do not believe it would be appropriate for NIPSCO/Northern Indiana to represent to the SEC purported benefits of the merger if it intends subsequently to seek from this Commission recovery of the costs of such benefits through the acquisition premium.

             Based upon the foregoing, it is hereby

             ORDERED, that the Stipulation and Agreement is APPROVED subject to the foregoing analysis; and it is

             FURTHER ORDERED, that this Order, which indicates our support for the preferred merger, shall be submitted to the Securities and Exchange Commission for consideration in its review of NIPSCO, Inc.'s merger application; and it is

             FURTHER ORDERED, that if the alternate merger is implemented, a Northern Advisory Board shall be established.

             By order of the Public Utilities Commission of New Hampshire this twentieth day of July, 1998.


   /S/ Douglas L. Patch     /S/ Bruce B. Ellsworth   /S/ Susan S. Geiger
   --------------------     ----------------------   --------------------
     Douglas L. Patch       Bruce B. Ellsworth        Susan S. Geiger
        Chairman                Commissioner          Commissioner


   Attested by:


   /S/  Thomas B. Getz
   --------------------------------
   Thomas B. Getz
   Executive Director and Secretary

                           STATE OF NEW HAMPSHIRE
                                 before the
                         PUBLIC UTILITIES COMMISSION

   ---------------------------------------------)
   JOINT PETITION OF NORTHERN UTILITIES,        )
   INC., NIPSCO INDUSTRIES, INC. AND            )    DOCKET NO. DF 98-040
   NORTHERN INDIANA PUBLIC SERVICE              )
   COMPANY FOR APPROVAL OF A MERGER AND         )
   RELATED TRANSACTIONS                         )
   ---------------------------------------------)

                          STIPULATION AND AGREEMENT
                         ---------------------------

             This Stipulation and Agreement ("Stipulation") is entered into this 5th day of June, 1998, by and between Northern Utilities, Inc. ("Northern"), NIPSCO Industries, Inc. ("Industries"), an Indiana corporation, the Office of the Consumer Advocate ("OCA") and the Staff of the New Hampshire Public Utilities Commission ("Staff") with the intent of resolving all issues that were raised or could have been raised in connection with this docket. Northern, Industries, the OCA and the Staff are referred to collectively below as the "Parties."

                                I.  RECITALS

             WHEREAS, by Joint Petition dated March 20, 1998, Northern and Industries requested the approval of the New Hampshire Public Utilities Commission ("NHPUC") to approve a reorganization in which either Northern, or its parent Bay State Gas Company, will be merged with an acquisition subsidiary of Industries or with Northern Indiana Public Service Company ("Northern Indiana"), Industries' largest public utility subsidiary.

             WHEREAS, Northern is a gas utility under R.S.A. 362:2 and provides gas service to approximately 20,000 customers in the seacoast area of New Hampshire, including greater Portsmouth.

             WHEREAS, Bay State is a Massachusetts corporation and a public utility that provides gas services to approximately 261,000
   customers in Massachusetts.   Bay State is the parent company of
   Northern and, as such, is an affiliate of Northern under R.S.A. 366:1.

             WHEREAS, Industries is an Indiana corporation that owns all of the common stock of Northern Indiana, among other regulated and unregulated subsidiaries, and is presently a holding company exempt from most provisions of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public.

             WHEREAS, for this transaction, Northern has proposed special legislation in the New Hampshire General Court to remove the domestic incorporation requirement under R.S.A. 374:26 to allow Northern to merge with a foreign corporation. The bill has been passed by the Senate and the House and is presently before the Governor for execution.

             WHEREAS, the Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998, by and between Bay State and Industries (the "Merger Agreement"), provides for two possible corporate structures for the proposed transaction. Under the Preferred Merger structure or form of merger, Bay State would merge into the newly created wholly-owned subsidiary of Industries, formed for purposes of the merger. Sometime after the Merger all of the common stock of Northern would be transferred from Bay State to Industries, and Northern would then operate as a direct subsidiary of Industries, and Industries would maintain its status as an exempt public utility holding company. The Preferred Merger structure is subject to the review and approval of the Securities and Exchange Commission (the "SEC") under the 1935 Act.

             WHEREAS, if Industries does not receive approval of the SEC under Section 9(a)(2) of the 1935 Act, the Alternate Merger or form of merger, which does not require SEC approval, would be employed to accomplish the merger. Under the Alternate Merger structure, Bay State and Northern would each be merged into Industries' public utility subsidiary, Northern Indiana, and would operate as divisions of Northern Indiana.

             WHEREAS, the Board of Directors of Bay State has unanimously determined that the merger is in the best interests of Bay State and its shareholders. At a special meeting of common shareholders, the Merger Agreement was approved by a vote of 78.1%.

                          II.  TERMS AND CONDITIONS

             1. The Parties agree that under either the Preferred or the Alternate Merger structure or form of merger, the jurisdiction of the Commission over Northern's operations will not be changed.

             2. The Parties agree that the merger is consistent with the public interest under either the Preferred or the Alternate structure or form of merger.

             3. The Parties agree that both the Preferred and Alternate structures of the merger satisfy the Commission's standard of review under R.S.A. 374:33 for assessing whether an acquisition is consistent with the public interest.

             4. The Parties agree that the Commission should express its support for the Preferred Merger structure in its final order because the Preferred Merger structure simplifies assurances that the risks and benefits of operations within the individual subsidiaries are retained by those operations and their customers and simplifies regulation of those operations by the Commission.

             5. The Parties agree that if the Preferred Merger structure is not possible, under the Alternate Merger structure, the transfer of Northern's franchise work and systems to Northern Indiana, and authorization for Northern Indiana to engage in business as a public utility in New Hampshire are in the public good, pursuant to

   R.S.A. 374:22, 26 and 30 and subject to passage of the pending legislation previously referred to.

             6. Without precluding any Party from taking any position with regard to such request, the Parties agree that Northern will be allowed to request in future proceedings the amortization of the acquisition premium in rates, and that the Commission may consider allowing such recovery to the extent that Northern can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the premium being sought to be amortized.

             7. The Parties agree that no Party shall be bound in any future proceedings to utilize for ratemaking purposes the capital structure of Northern that results from entries to account for the merger.

                             III.  MISCELLANEOUS

             1. The Parties agree that the making of this Stipulation shall not be deemed in any respect to constitute an admission by any party that any allegation or contention in these proceedings is true or valid.

             2. The Parties agree that this Stipulation is expressly conditioned upon the Commission's acceptance on or before July 15, 1998 of all of its provisions, without change or condition, and if the Commission does not accept it in its entirety, without change or condition, the Stipulation shall be deemed null and void and without effect, and shall not constitute any part of the record in this proceeding nor be used for any other purpose.

             3. The Parties agree that the Commission's acceptance of the Stipulation does not constitute continuing approval of or precedent regarding any particular issue in this proceeding, except as provided in Section II.6, supra, but such acceptance does constitute a determination that the provisions set forth herein are just and reasonable.

             4. The Parties agree that the discussions which have produced this Stipulation have been conducted with the understanding that all offers of settlement and discussion relating thereto are and shall be privileged, and shall be without prejudice to the position of any party or participant representing any such offer or participating in any such discussion, and are not to be used in any manner in connection with this proceeding, any further proceeding or otherwise.

             IN WITNESS WHEREOF, Northern, Industries, the OCA and the Staff have caused this Stipulation to be duly executed in their respective names by their agents, each being fully authorized to do so on behalf of their principal.

                            NORTHERN UTILITIES, INC.

   Dated:  6/8/98           By:  /S/ Meabh Purcell
           -------               ----------------------------------------

                            NIPSCO INDUSTRIES, INC.
   Dated:  6/8/98           By:  /S/ Robert P. Knickerbocker, Jr.
           -------               ---------------------------------------

                            OFFICE OF THE CONSUMER
                              ADVOCATE

   Dated:  6/5/98           By:  /S/ Kenneth E. Traum
           -------               ----------------------------------------

                            STAFF OF THE PUBLIC
                              UTILITIES COMMISSION

   Dated:  6/5/98           By:  /S/ Eugene F. Sullivan, III
           -------               ---------------------------------------

                                                             EXHIBIT  D-6
                                                             ------------

   STATE OF MAINE
   PUBLIC UTILITIES COMMISSION                       Docket No. 98-216

                                                     June 12, 1998

   NORTHERN UTILITIES, INC.,                         ORDER APPROVING
   Request for Approval of Reorganization -          STIPULATION AND
   Merger with NIPSCO Industries                     MERGER


                    WELCH, Chairman; Nugent, Commissioner

   ----------------------------------------------------------------------
   I.   SUMMARY OF ORDER

             We approve the Stipulation among the parties and find that the merger of Northern Utilities, Inc. with NIPSCO Industries, Inc. is not adverse to the public interest under the terms presented in the Stipulation.

   II.  PROCEDURAL HISTORY

             On March 20, 1998, Northern Utilities, Inc. (Northern), filed a request for approval of a reorganization pursuant to 35-A M.R.S.A. 708 to allow for its merger with a subsidiary of NIPSCO Industries, Inc. (NIPSCO), an Indiana corporation. Northern's parent corporation, Bay State Gas Company (Bay State) is also proposing to merge with NIPSCO in the same manner as is proposed for Northern. Bay State's proposal is currently before the Massachusetts Department of Telecommunications and Energy for approval. Northern must also obtain the approval of the proposed merger from the New Hampshire Public Service Commission.

             The merger is proposed to take either of two possible forms:
   1) the Preferred Structure: Northern's merger as a separate subsidiary of NIPSCO; or 2) the Alternate Structure: Northern's merger into, to exist as a division of, Northern Indiana Public Service Company (Northern Indiana), NIPSCO's largest public utility subsidiary. The form of the merger will ultimately depend on the decision of the Securities and Exchange Commission (SEC), which may approve the Preferred Structure as exempt from the provisions of the Public Utility Holding Company Act of 1935. If the SEC does not so hold, the merger will take place under the proposed Alternate Structure.

             The Bay State Board of Directors unanimously determined that the merger is in the best interests of the company and its shareholders and common shareholders approved the Merger Agreement by a vote of 78.1%.

             The Commission issued a Notice of Proceeding on April 10, 1998 by procedural order and by publication in newspapers of general circulation. These notices established an intervention deadline of April 27, 1998 and set a prehearing conference for April 29, 1998.

             On April 28, 1998, Central Maine Power Company (CMP) asked to be included on the service list for this proceeding as an interested person. The Office of the Public Advocate (OPA) and NIPSCO participated in the prehearing conference and were granted intervention. The parties and Advisory Staff participated in discovery and in joint technical conferences with the New Hampshire Public Service Commission on May 6 and 26, 1998.

             On May 19, 1998, CMP submitted a Petition for Late Intervention pursuant to Chapter 110, Section 720. In filings dated May 22, 1998, Northern and NIPSCO objected to CMP's late-filed petition for intervention. CMP did not file responsive comments to these objections on May 28th as allowed by Chapter 110, section 420(c). The Commission denied CMP's late-filed petition to intervene by Order dated June 3, 1998.

             A Stipulation executed by OPA, Northern and NIPSCO was filed on May 29, 1998 and the Commission held a hearing on the stipulation followed by deliberations on June 3, 1998. At the hearing, James D. Simpson, Senior Vice-President and Leader of the Utility Segment for Bay State Gas Company, and Mark Maassel, Vice President of NIPSCO Industries Management Services Company presented oral testimony in support of the stipulation and merger. The prefiled testimonies of these witnesses dated March 20, 1998 were entered into the record as Northern Exhibit #1. The OPA also spoke in support of the stipulation and merger and the witnesses responded to questions from the bench.

   III. STIPULATION PROVISIONS

             The Stipulation provides that, under either of the proposed corporate structures, the merger is consistent with the interests of Northern's customers and investors and satisfies the Commission's standard of review under 35-A M.R.S.A. Section 708(2). The Stipulation also provides that, under either corporate structure, the merger will not change the jurisdiction of the Commission over Northern's operations and that the Commission should express to the SEC its support of the Preferred Structure. Additionally, the Stipulation provides that should the merger occur under the Alternate Structure, the merger of Northern's property, franchise or permits with Northern Indiana should be granted pursuant to 35-A M.R.S.A.
   Section 1101 and that transfer of stock should be allowed pursuant to
   Section 1103.

             Finally, the Stipulation provides that in a future proceeding the parties will not be precluded from making a request for, or argument in opposition to, the recovery of an acquisition adjustment in rates. Nor will any party be bound to accept, for ratemaking purposes in future proceedings, the capital structure resulting to Northern from the merger accounting entries.

             OPA summarized its support of the merger stating that it should lend increased financial strength to Northern and its operations in Maine and that there should be significant opportunities for supply resource savings as a result of the merger. OPA noted that the parties had "agreed to disagree" on the need for recovery of the acquisition adjustment by reserving that issue for litigation in a later proceeding.

   IV.  DISCUSSION

             Our general criteria for approving stipulations include: whether the parties joining the Stipulation represent a sufficiently broad spectrum of interests; whether the process that led to the Stipulation was fair; and whether the stipulated resulted is reasonable, not contrary to legislative mandate, and is in the public interest. See PUBLIC UTILITIES COMMISSION, INVESTIGATION INTO REGULATORY ALTERNATIVES FOR THE NEW ENGLAND TELEPHONE AND TELEGRAPH COMPANY D/B/A NYNEX, Docket No. 94-123 at 4-5 (Mar. 17, 1998). Taking these general criteria into account and upon review of the specific terms of the Stipulation, we find the agreement to be reasonable and not contrary to the public interest.

             Consequently, we approve the Stipulation and the merger. We find support for our decision in the lack of opposition among the participants and find that the reservations in the Stipulation holding aside the capital structure and ratemaking issues for a subsequent proceeding are appropriate.

             We also note that there appear to be some benefits to Maine ratepayers in the Preferred Structure because there will be a separate Board of Directors overseeing Northern's operations and books and records will be separate. These factors should facilitate our continued review and oversight of Northern and its operations in Maine.

             Should the merger go forward under the Alternate Structure, we will also require that the companies maintain separate books and records for the Northern operating division of Northern
   Industries.<************>

             Accordingly, we
                                  O R D E R

             1. That the Stipulation and Agreement filed May 28, 1998 is approved;

             2. That the merger of Northern Utilities, Inc. with NIPSCO Industries, Inc. of Indiana, is approved under either of the proposed corporate structures; and

             3. That we will submit this Order indicating our support for the Preferred Merger Structure to the Securities and Exchange

        <************>At the hearing, Mr. Maassel indicated that this would require the merged companies company to keep two sets of books because, as divisions of Northern Indiana, the operating results of the Northern and Bay State divisions would need to be merged on a monthly basis with those of Northern Indiana. Also, NIPSCO files a consolidated tax return each year.

   Commission for consideration in its review of NIPSCO Industries, Inc.'s merger application.

             Dated at Augusta, Maine this 12th day of June, 1998.

                                           BY ORDER OF THE COMMISSION


                                           /S/ Dennis L. Keschl
                                           ------------------------------
                                               Dennis L. Keschl
                                               Administrative Director

   COMMISSIONERS VOTING FOR:     NUGENT
                                 WELCH

                    NOTICE OF RIGHTS TO REVIEW OR APPEAL

   5 M.R.S.A. Section 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of adjudicatory proceedings are as follows:

        1. RECONSIDERATION of the Commission's Order may be requested under Section 6(N) of the Commission's Rules of Practice and Procedure (65-407 C.M.R.1l) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which consideration is sought.

        2. APPEAL OF A FINAL DECISION of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. Section 1320
             (1)-(4) and the Maine Rules of Civil Procedure, Rule 73 et seq.

        3. ADDITIONAL COURT REVIEW of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. Section 1320 (5).

   NOTE: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.

                               STATE OF MAINE
                         PUBLIC UTILITIES COMMISSION

   ----------------------------------------
                                           )
   NORTHERN UTILITIES, INC.                )
   Request for Approval of Reorganization- )         DOCKET NO. 98-216
   Merger with NIPSCO Industries, Inc.     )
   ----------------------------------------)

                          STIPULATION AND AGREEMENT
                         ---------------------------

             This Stipulation and Agreement (the "Stipulation") is entered into as of the 28th day of May 1998 between Northern Utilities, Inc. ("Northern"), NIPSCO Industries, Inc. ("Industries"), an Indiana corporation, and the Maine Office of the Public Advocate ("OPA") with the intent of resolving all issues that were raised or could have been raised in connection with this docket. Northern, Industries, and the OPA are referred to collectively below as the "Parties."

                                I.  RECITALS

             WHEREAS, by Petition dated March 20, 1998, Northern requested the approval of the Maine Public Utilities Commission ("MPUC") to approve a reorganization in which either Northern, or its parent, Bay State Gas Company ("Bay State"), will be merged with an acquisition subsidiary of Industries, or with Northern Indiana Public Service Company ("Northern Indiana"), Industries' largest public utility subsidiary;

             WHEREAS, Northern is a Maine gas utility under 35-A M.R.S.A.
   Section 102 and provides gas service to over 20,000 customers in the greater Portland and greater Lewiston areas;

             WHEREAS, Bay State is a Massachusetts corporation and a public utility that provides gas services to approximately 261,000 customers in Massachusetts. Bay State is the parent company of Northern and, as such, is an affiliate of Northern under 35-A M.R.S.A.
   Section 707;

             WHEREAS, Industries is an Indiana corporation that owns all of the common stock of Northern Indiana, among other regulated and unregulated subsidiaries, and is presently a holding company exempt from most provisions of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). Northern Indiana is a public utility operating company supplying natural gas and electric energy to the public;

             WHEREAS, the Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998, by and between Bay State and Industries (the "Merger Agreement"), provides for two possible corporate structures for the proposed transaction. Under the Preferred Merger structure or form of merger, Bay State would merge into the newly created wholly-owned subsidiary of Industries, formed for purposes of the merger. Sometime after the

   Merger all of the common stock of Northern would be transferred from Bay State to Industries, and Northern would then operate as a direct subsidiary of Industries, and Industries would maintain its status as an exempt public utility holding company. The Preferred Merger structure is subject to the review and approval of the Securities and Exchange Commission (the "SEC") under the 1935 Act.

             WHEREAS, if Industries does not receive approval of the SEC under Section 9(a)(2) of the 1935 Act, the Alternate Merger or form of merger, which does not require SEC approval, would be employed to accomplish the merger. Under the Alternate Merger structure, Bay State and Northern would each be merged into Industries' largest public utility subsidiary, Northern Indiana, and would operate as divisions of Northern Indiana;

             WHEREAS, the Board of Directors of Bay State has unanimously determined that the merger is in the best interests of Bay State and its shareholders. At a special meeting of common shareholders, the Merger Agreement was approved by a vote of 78.1%.

                          II.  TERMS AND CONDITIONS

             1. The Parties agree that under either the Preferred or the Alternate Merger structure or form of merger, the jurisdiction of the Commission over Northern's operations will not be changed.

             2. The Parties agree that the merger is consistent with the interests of Northern's customers and investors pursuant to 35-A M.R.S.A. Section 708(2) under either the Preferred or the Alternate structure or form of merger.

             3. The Parties agree that under either structure, the merger satisfies the Commission's standard of review under Section 708(2) for assessing whether an acquisition is consistent with the public interest.

             4. The Parties agree that the Commission should express its support for the Preferred Merger structure in its final order because the Preferred Merger structure simplifies assurances that the risks and benefits of operations within the individual subsidiaries are retained by those operations and their customers, simplifies regulation of those operations by the Commission, and facilitates the tracking of revenues and costs associated with unregulated affiliates.

             5. The Parties agree that under the Alternate Merger structure, approval of the merger of Northern's property, franchise or permits with Northern Indiana pursuant to 35-A M.R.S.A. Section 1101, and approval for the transfer of its stock pursuant to Section 1103 should be granted.

             6. Without precluding any Party from taking any position with regard to such a request, the Parties agree that Northern will be allowed to request in future proceedings the amortization of the acquisition premium in rates, and be allowed to request that the Commission permit such recovery to the extent that Northern can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the premium being sought to be amortized.

             7. The Parties agree that no Party shall be bound in any future proceedings to utilize for ratemaking purposes the capital structure of Northern that results from entries to account for the merger.

                            III.   MISCELLANEOUS

             1. The Parties agree to use best efforts to support this Stipulation and to obtain its approval by the Commission and to support it in any appeal from the Commission.

             2. The Parties agree that in the event that this entire Stipulation does not receive Commission approval by June 17, 1998, it shall be null and void and of no force and effect. The Parties also agree that if this Stipulation fails to receive Commission approval, the fact that any Party executed this Stipulation shall not be used for any purpose to prejudice such Party's position in any pending or future proceeding. This paragraph shall not be operative so long as there is continuing litigation seeking approval of this Stipulation.

             3. The approval of this Stipulation shall not be construed as modifying or in any way affecting the current law in Maine with respect to any matter agreed to in this Stipulation.

             4. The Parties agree that captions used herein are for convenience only and shall have no substantive effect.

             5. The Parties agree that the Commission shall have continuing jurisdiction to enforce any and all terms of this Stipulation.

             IN WITNESS WHEREOF, the Parties hereto, through their respective representatives who represent that they are fully authorized to do so on behalf of their principals, have hereunto set their hands.

                                 NORTHERN UTILITIES, INC.

   Dated:    5/28/98             By:  /S/Meabh Purcell
             -----------------        --------------------------------

                                 NIPSCO INDUSTRIES, INC.


   Dated:    5/28/98             By: /S/Robert P. Knickerbocker, Jr.
             -----------------       ---------------------------------

                                 OFFICE OF THE PUBLIC ADVOCATE

   Dated:    5/27/98             By: /S/Stephen G. Ward
             -----------------       ---------------------------------

                                                              EXHIBIT F-3
                                                              -----------

                        [SCHIFF HARDIN & WAITE LETTERHEAD]


   Peter V. Fazio
   (312) 258-5634
   E-mail: pfazio@schiffhardin.com

                              November 18, 1998


   Securities and Exchange Commission
   450 Fifth Street, N.W.
   Washington, D.C.  20549

   Ladies and Gentlemen:

        We have acted as special counsel for NIPSCO Industries, Inc., an Indiana corporation ("NI"), in connection with the proposed merger (the "Transaction") of Bay State Gas Company, a Massachusetts corporation ("Bay State"), with and into Acquisition Gas Company, Inc., a wholly owned subsidiary of NI and a Massachusetts corporation ("Acquisition"), pursuant to the Agreement and Plan of Merger dated as of December 18, 1997, and amended and restated as of March 4, 1998, and further amended as of November 16, 1998, among NI, Acquisition and Bay State (the "Merger Agreement"). This opinion is being delivered at NI's request in connection with NI's Form U-1 Application under the Public Utility Holding Company Act of 1935 (the "Application") in connection with the Transaction.

        As such counsel, we have examined the Merger Agreement, NI's Registration Statement on Form S-4, as amended (Registration No. 33-50537), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Articles of Incorporation and By-Laws of NI, resolutions adopted by the Board of Directors of NI and certificates of public officials. In addition, we have examined such other documents and matters of law and made such inquiries as we have deemed necessary or appropriate to enable us to render the opinions expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established by us, relied upon the aforesaid instruments and documents.

        Based upon and subject to the foregoing and further qualifications set forth below, we are of the opinion that in the event the Transaction is consummated as set forth in the initial paragraph above and in accordance with the Merger Agreement:

        1. All laws of the State of Indiana applicable to the Transaction will have been complied with.

        2. NI is a corporation duly incorporated and validly existing under the laws of the State of Indiana, and the NI common shares, without par value, and related preferred share

   Securities and Exchange Commission
   November 18, 1998
   Page 2




             purchase rights (the "Shares"), issuable pursuant to the Transaction, when issued as contemplated by the Merger Agreement, will be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto as set forth in the Articles of Incorporation of NI.

        3. NI will legally acquire all of the outstanding shares of common stock of Bay State.

        4. The consummation of the Transaction will not violate the legal rights of the holders of any securities issued by NI or any associate company thereof.


        The foregoing opinions are subject to the following qualifications:

        (i) Except as set forth below, the law covered by the opinions expressed herein is limited to the laws of the State of Indiana and the federal securities laws of the United States of America.

        (ii) With respect to matters governed by the laws of the Commonwealth of Massachusetts, in rendering our opinion at paragraph 3 above, we have relied on the opinion of Day Berry & Howard dated November 18, 1998 to the Securities and Exchange Commission.

        We hereby consent to the filing of this opinion as Exhibit F-3 to the Application.


                                           Very truly yours,

                                           SCHIFF HARDIN & WAITE


                                    By:    /s/ Peter V. Fazio, Jr.
                                           ------------------------------
                                               Peter V. Fazio, Jr.

   LGR/js

                                                              EXHIBIT F-5
                                                              -----------


                    [DAY, BERRY & HOWARD LLP LETTERHEAD]




                                      November 18, 1998



   Securities and Exchange Commission
   450 Fifth Street, NW
   Washington, D.C.  12549

        Re:  File Number: 70-9197
             Application/Declaration by NIPSCO Industries, Inc.
             on  Form U-1

   Ladies and Gentlemen:

        We have acted as special counsel to NIPSCO Industries, Inc., an Indiana corporation ("Industries"), in connection with the proposed merger (the "Transaction") of Bay State Gas Company, a Massachusetts corporation ("Bay State"), with and into Acquisition Gas Company, Inc., a Massachusetts corporation and a wholly owned subsidiary of Industries ("Acquisition"), pursuant to an Agreement and Plan of Merger between Industries, Acquisition and Bay State dated as of December 18, 1997, as amended and restated as of March 4, 1998 and as further amended by a First Amendment to Amended and Restated Agreement and Plan of Merger dated as of November 16, 1998 (the "Merger Agreement"). We are furnishing this opinion to you in connection with the Application/Declaration, as amended, on Form U-1 (the "Application") of Industries to the Securities and Exchange Commission with respect to the Transaction. Capitalized terms used herein and not otherwise defined are used as defined in the Application.

        In connection with this opinion, we have examined the Application and the exhibits thereto and the Merger Agreement, and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters, as we have deemed relevant or necessary for the purpose of this opinion.

        Based upon the foregoing, and in the event the proposed
   Transaction contemplated by the Application is carried out in accordance therewith and with the Merger Agreement, we are of the opinion that:

        (1) Upon (i) the approval of articles of merger of Acquisition and Bay State by the Massachusetts Secretary of State, and (ii) the filing by Acquisition of the articles of merger, certified by the Massachusetts Secretary of State, with registry of deeds in each district within Massachusetts in which real property of Bay State is

   Securities and Exchange Commission
   November 18, 1998
   Page 2




   located, all state laws applicable to Industries in connection with the proposed Transaction will have been complied with; and

        (2) Industries will legally acquire all of the outstanding shares of common stock of Bay State.

             The opinions expressed herein are qualified in their entirety as follows: (i) no opinions are expressed with respect to laws other than those of (A) the Commonwealth of Massachusetts, (B) the State of New Hampshire, and (C) the State of Maine, (ii) the opinions with respect to the laws of the States of New Hampshire and Maine are limited to the regulatory approvals of the Transaction required to be obtained from the New Hampshire Public Utilities Commission and the Maine Public Utilities Commission, respectively, under the laws regulating public service companies in such states, and
   (iii) the opinions with respect to the laws of the Commonwealth of Massachusetts are limited to the approvals of the Transaction and the articles of merger required to be obtained from the Massachusetts Department of Telecommunications and Energy and the Massachusetts Secretary of State under the laws regulating gas companies in such state.

        We hereby consent to (i) the filing of this opinion as an exhibit to the Application, and (ii) the reliance by Schiff Hardin & Waite on our opinion in paragraph (2) above with respect to matters governed by the laws of the Commonwealth of Massachusetts in rendering its opinion to be filed as an exhibit to the Application.

                                      Very truly yours,


                                      /s/ Day, Berry & Howard LLP
                                      -------------------------------
                                      DAY, BERRY & HOWARD LLP

   DBH:JAC/mrd

                                                              EXHIBIT I-1
                                                              -----------



                        [ARTHUR ANDERSEN LETTERHEAD]



                              November 18, 1998


   Securities and Exchange Commission
   450 Fifth Street, N.W.
   Washington, D.C.  20549

   Ladies and Gentlemen:

   Arthur Andersen LLP has been engaged to provide professional services in connection with the proposed acquisition by NIPSCO Industries, Inc., of all the issued and outstanding common stock of Bay State Gas Company, herein referred to as the "Transaction". The professional services which we have furnished or will furnish in connection with the Transaction include our involvement with the Proxy Statement and Registration Statement, accounting and tax consultation, and preparation of a comfort letter. Our estimate of the fees and expenses covering the professional services related to the Transaction referred to above total approximately $750,000. For purposes of this statement, we have assumed that the proposed Transaction will close on or before year-end 1998.

   Very truly yours,


   /s/ Arthur Andersen LLP
   -----------------------
   Arthur Andersen LLP

                                                              EXHIBIT I-2
                                                              -----------

                                 Before the
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

   ------------------------------------
                                      :
        In the Matter of              :
                                      :
   NIPSCO Industries, Inc.            :         STATEMENT WITH
                                      :         RESPECT TO SERVICES
        File No. 70-9197              :         RENDERED BY
                                      :         SCHIFF HARDIN & WAITE
   (Public Utility Holding Company    :
    Act of 1935)                      :
                                      :
   ------------------------------------


        The undersigned, John F. Adams, is a member of the law firm of Schiff Hardin & Waite and as such has been engaged in the activities of Schiff Hardin & Waite in connection with the proposed acquisition by NIPSCO Industries, Inc. ("Industries") of all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), as more fully described in the Application-Declaration on Form U-1, as amended ("Application"), in the above-referenced file. This statement summarizes the legal services which we have furnished or will furnish in connection with said transaction. We have assumed, for purposes of this statement, that the proposed transaction will close at or before year-end 1998.

        The scope of work undertaken by Schiff Hardin & Waite includes the following:

        1. MERGER AGREEMENT. Negotiated, drafted and coordinated execution of the Agreement and Plan of Merger by and between Industries and Bay State ("Merger Agreement") and all amendments thereto. Drafted and circulated multiple drafts of the Merger Agreement. Conferred with and consulted other counsel on various issues related to the proposed acquisition. Advised Industries officers with respect to corporate legal issues concerning various structures of merger.

        2. PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT. Drafted the Proxy Statement/Prospectus and the Registration Statement on Form S-4 to register common stock of Industries to be issued in connection with the acquisition. Drafted written responses to comment letters from the Securities and Exchange Commission (the "Commission") regarding the Form S-4 and the Proxy Statement/Prospectus. Will draft and file with the Commission a prospectus supplement to the Proxy Statement/Prospectus.

        3. OTHER FEDERAL SECURITIES LAW MATTERS. Will draft and file Form S-8 to register Industries common stock which will be issued under Bay State's 401(k) plans. Will draft and make other securities filings with the Commission as necessary in connection with the acquisition of Bay State including Form 8-K upon the closing of the acquisition and Form 5 regarding directors who are reporting persons pursuant to Section 16 of the Securities Exchange Act of 1934.

        4. 1935 ACT PROCEEDING. Reviewed Form U-1 and amendments thereto. Drafted exhibits to Form U-1 including opinion of counsel. Coordinated filing of Form U-1 and amendments thereto.

        5. STATE UTILITY REGULATORY MATTERS. Consulted and coordinated with Industries officers' and other counsel with regard to regulatory filings made with the public service commissions of Massachusetts, New Hampshire and Maine.

        6. ANTI-TRUST MATTERS. Prepared and filed with the Federal Trade Commission and the Department of Justice notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        7. VARIOUS CLOSING MATTERS. Drafted other related closing documents including employment/non-competition agreements for certain officers and amendments to certain Industries stock option plans to convert certain Bay State stock options to Industries stock options. Will issue a tax opinion.

        Our estimated fees and disbursements covering the services summarized above, which have been discussed with and are satisfactory to Industries, total approximately $1,100,000. In view of the nature and extent of the services furnished and to be furnished, the nature and complexity of the issues arising under the Act, the responsibilities undertaken and other relevant factors, it is respectfully submitted that such fees and disbursements are fair and reasonable.

        We hereby consent to the use of this statement as an exhibit to the application, without prejudice to our rights, including our right to amend this statement if we deem it necessary.


                                      SCHIFF HARDIN & WAITE

   Dated:  November 18, 1998          By:  /s/ John F. Adams
          -------------------              ----------------------------

                                                              EXHIBIT I-3
                                                              -----------

                                 Before the

                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.


   ___________________________________
                                      :
             In the Matter of         :
                                      :
   NIPSCO Industries, Inc.            :    STATEMENT WITH
                                      :    RESPECT TO SERVICES
                                      :    RENDERED BY THELEN
             File No. 70-9197         :    REID & PRIEST LLP
                                      :
   (Public Utility Holding Company    :
   Act of 1935)                       :
   ___________________________________:


        The undersigned, William T. Baker, Jr., is a member of the law firm of Thelen Reid & Priest LLP and as such has been engaged in the activities of that firm in connection with the proposed acquisition by NIPSCO Industries, Inc. ("Industries") of all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), as more fully described in the Application-Declaration on Form U-1, as amended ("Application"), in the above-referenced file. This statement summarizes the legal services which we have furnished or will furnish in connection with said transaction. We have assumed, for purposes of this statement, that the proposed transaction will close on or before year-end 1998.

        The scope of work undertaken by Thelen Reid & Priest LLP encompasses the following:

        1. MERGER AGREEMENT. Analysis of issues under the Public Utility Holding Company Act of 1935 ("1935 Act") and the rules promulgated by the Securities and Exchange Commission ("SEC") thereunder in respect of the proposed acquisition, including alternative transaction structures. Reviewed multiple drafts of the Agreement and Plan of Merger between Industries and Bay State and conferred with Industries' corporate counsel on regulatory issues relating to the transaction and Industries' status as an exempt holding company under the Act.

        2. 1935 ACT PROCEEDING. Preparation and circulation to interested parties of multiple drafts of the Application and amendments. Participation in the review and/or drafting of certain documents, exhibits and financial statements included as part of the Application. Coordination with various Industries representatives and other counsel in respect of regulatory filings made with the public service commissions of Massachusetts, New Hampshire and Maine, as well as filings made with the SEC under the Securities Act of 1933 ("1933

   Act") and the Securities Exchange Act of 1934 ("1934 Act"). Overall responsibility for filing with the SEC the initial Application and the various amendments and exhibits thereto. Overall responsibility for processing the Application and interfacing with members of the SEC's staff. Review of certain testimony, pleadings and other filings made by Industries and Bay State and intervenors in proceedings before the public service commissions of Massachusetts, New Hampshire and Maine and all orders and decisions rendered by such regulatory authorities.

        3. PROXY STATEMENT AND REGISTRATION STATEMENT. Advice to and consultation with Industries representatives and other counsel with respect to regulatory issues addressed in joint proxy statement/prospectus relating to the special meeting of the common shareholders of Bay State and the related registration statement for the registration of shares of common stock of Industries.

        During the period from November 1, 1997 through November 15, 1998, our partners, counsel, associates and paraprofessionals have devoted approximately 760 hours to providing the services summarized in this statement. It is estimated that up to approximately 50 additional hours will be required in connection with the consummation of the proposed transaction, unless unexpected circumstances arise which require additional time.

        Our estimated fees and disbursements covering the services summarized above, which have been discussed with and are satisfactory to Industries, total approximately $275,000. In view of the nature and extent of the services furnished and to be furnished, the nature and complexity of the issues arising under the Act, the responsibilities undertaken and other relevant factors, it is respectfully submitted that such fees and disbursements are fair and reasonable.

        We hereby consent to the use of this statement as an exhibit to the Application, without prejudice to our rights, including our right to amend this statement if we deem it necessary.



                                      /s/ William T. Baker, Jr.
                                      ------------------------------
                                      William T. Baker, Jr., Partner


   Dated: November 18, 1998

                                                             EXHIBIT FS-1
                                                             ------------

                               NIPSCO INDUSTRIES, INC.
                     PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               AS OF DECEMBER 31, 1997
                               (DOLLARS IN THOUSANDS)

                                                                      NIPSCO        Bay State                 Pro Forma
                                                                 Industries, Inc.   Gas Company  Adjustments Consolidated
                                                                 ----------------   -----------  ----------- ------------
     Assets
       Property, Plant and Equipment:
         Utility Plant at original cost (including CWIP):
           Electric                                                   4,066,568             0            0    4,066,568
           Gas                                                        1,395,140       735,933      312,168 b  2,443,241
           Water                                                        603,013             0            0      603,013
           Common                                                       351,350             0            0      351,350
                                                                      ---------     ---------     --------    ---------
                                                                      6,416,071       735,933            0    7,464,172
       Less - Accumulated provision for depreciation
         and amortization                                             2,759,945       223,453            0    2,983,398
                                                                      ---------     ---------     --------    ---------
           Total utility plant                                        3,656,126       512,480            0    4,480,774

           Other property, at cost, less accumulated
              provision for depreciation                                 96,028             0            0       96,028
                                                                      ---------     ---------     --------    ---------
         Total Property, Plant and Equipment                          3,752,154       512,480            0    4,576,802
                                                                      ---------     ---------     --------    ---------
     Investments:
       Investments, at equity                                            82,855             0            0       82,855
       Investments, at cost                                              31,771             0            0       31,771
       Other investments                                                 24,499        21,975            0       46,474
                                                                      ---------     ---------     --------    ---------
         Total Investments                                              139,125        21,975            0      161,100
                                                                      ---------     ---------     --------     ---------
     Current Assets:
       Cash and cash equivalents                                         30,780         2,620            0       33,400
       Receivable Options                                                     0             0            0            0
       Accounts receivable, less reserve                                231,580        71,085            0      302,665
       Other receivables                                                107,231             0            0      107,231
       Fuel adjustment clause                                             2,679             0            0        2,679
       Gas cost adjustment clause                                        89,991             0            0       89,991
       Materials and supplies, at average cost                           60,085        50,422            0      110,507
       Electric production fuel, at average cost                         18,837             0            0       18,837
       Natural gas in storage                                            61,436             0            0       61,436
       Prepayments and other                                             28,089        61,364            0       89,453
                                                                      ---------     ---------     --------    ---------
         Total current assets                                           630,708       185,491            0      816,199

     Other Assets
       Regulatory assets                                                211,513        40,683                   252,196
       Non Compete                                                            0             0        3,400 a      3,400
       Deferred tax asset                                                     0             0        5,738 a      5,738
       Intangible assets, less accumulated provision for
         amortization                                                    68,175             0            0       68,175
       Prepayments and other                                            135,358        32,817            0      168,175
                                                                      ---------     ---------     --------    ---------
         Total other assets                                             415,046        73,500        9,138      497,684
                                                                      ---------     ---------     --------    ---------
                                                                      4,937,033       793,446      321,306    6,051,785
                                                                      =========     =========     ========    =========


                                     NIPSCO INDUSTRIES, INC.
                           PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                     AS OF DECEMBER 31, 1997
                                     (DOLLARS IN THOUSANDS)

                                                                    NIPSCO          Bay State                 Pro Forma
                                                                 Industries, Inc.   Gas Company  Adjustments Consolidated
                                                                 ----------------   -----------  ----------- ------------
     CAPITALIZATION AND LIABILITIES
     Capitalization:
       Common Stock - Without Par*                                   506,987         45,035       270,500  e    777,487
                                                                                          0       (45,035) c          0
         Adjustment to Paid in Capital                                     0              0             0             0
         Additional Paid in Capital (Stock Options)                                       0             0             0
         Additional Paid in Capital                                   89,768        103,475      (103,475) c     89,768
         Adjustment to Paid in Capital                                     0              0        10,736  d     10,736
         Retained Earnings                                           668,033         92,538       (92,538) c    668,033
                                                                   ---------       --------      ---------     --------
           Common Shareholders Equity                              1,264,788        241,048        40,188     1,546,024
         Cumulative Preferred Stock                                                       0             0             0
           W/O Mandatory Redemption                                   85,620              0             0        85,620
           W Mandatory Redemption                                     58,841          4,917                      63,758
           Long-term Debt, Less Current Portion                    1,667,925        234,028       270,500  e  2,172,453
           Customer Advances For Construction                              0              0             0             0
                                                                   ---------       --------      --------     ---------
              Total Capitalization                                 3,077,174        479,993       310,688     3,867,855

     Current Liabilities:
       Current portion of long-term debt                              54,621          5,000             0        59,621
       Short-term borrowings                                         212,639         90,000             0       302,639
       Accounts payable                                              226,751         56,524             0       283,275
       Sinking Funds Due within One Year                                   0              0             0             0
       Dividends declared on common and preferred stocks              30,784              0             0        30,784
       Customer deposits                                              22,091              0             0        22,091
       Taxes accrued                                                  77,573          5,720                      83,293
       Interest accrued                                               19,124              0             0        19,124
       Accrued employment costs                                       58,799              0             0        58,799
       Other accruals                                                 47,930         49,031             0        96,961
                                                                   ---------       --------      --------      --------
         Total current liabilities                                   750,312        206,275             0       956,587
     Other:
       Deferred income taxes                                         651,815         85,910                     737,725
       Deferred investment tax credits, being amortized over
         life of related property                                    105,538              0             0       105,538
       Deferred Credits                                               73,715              0             0        73,715
       Accrued Liability for Post Ret Benefits                       132,919              0             0       132,919
       Other Non Current Liabilities                                  35,415         21,268        10,618  f     67,301
       Customers Advances and Contributions in Aid
         to Construction                                             110,145              0             0       110,145
                                                                   ---------       --------      --------     ---------
           Total Other                                             1,109,547        107,178        10,618     1,227,343
                                                                   ---------       --------      --------     ---------
                                                                   4,937,033        793,446       321,306     6,051,785
                                                                   =========       ========      ========     =========

   The Pro Forma information was prepared based on the assumption that the price of NIPSCO Industries common shares used in determining the exchange is $27.38 and the consideration paid by NIPSCO Industries in the Bay State Gas Company purchase is composed of 50% shares of NIPSCO Industries and 50% cash.

   The following is a summary of the pro forma adjustments to the combined condensed financial statements:


                                                     (Dollars in Thousands)

   Balance Sheet Footnotes:
               a                    Tax Assets
                                      Change of control - Deferred                                          $1,873
                                      Non-compete                                                           $3,400
                                      Options Conversion - Deferred                                         $3,865
                                                                                                            ------
                                      Total Tax Asset                                                       $9,138

               b                    Acquisition Adjustment
                                      Purchase Price                                                      $551,736
                                      Estimated Book Value                                                $239,568
                                                                                                          --------
                                                                                                          $312,168

               c                    Elimination of Bay State Equity
                                      Equity                                                               $45,035
                                      Paid in Capital                                                     $103,475
                                      Retained Earnings                                                    $92,538

               d                    Adjustment to Paid in Capital from Option Conversion
                                      Option Price                                                          $40.00
                                      Options                                                                  589
                                                                                                           -------
                                      Incremental Consideration                                            $23,557
                                                                                                           -------
                                        Less Assumed Cash Received @ Conversion                            $12,821
                                                                                                           -------
                                        Net Credit to Paid in Capital                                      $10,736
                                                                                                           -------
               e                    Funding of Transaction
                                      Common Shares                                                       $270,500
                                      Debt                                                                $270,500
                                      Options                                                              $10,736
                                                                                                          --------
                                                                                                          $551,736
                                                                                                          --------

               f                    Change of Control Liability                                            $10,618
                                      Tax Liability                                                             $0


                                                              EXHIBIT F-2
                                                              -----------

                        PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                           FOR TWELVE MONTHS ENDED DECEMBER 31, 1997
                                     (DOLLARS IN THOUSANDS)

                                                                     NIPSCO           Bay State               Pro Forma
                                                                 Industries, Inc.   Gas Company  Adjustments   Combined
                                                                 ----------------   -----------  ----------- ------------
     Operating Revenues
       Gas                                                            $807,239        $449,873         $0      $1,257,112
       Electric                                                      1,017,083               0          0       1,017,083
       Water                                                            60,743               0          0          60,743
       Products and Services                                           701,476          40,058          0         741,534
                                                                     ---------       ---------   --------       ---------
         Total                                                       2,586,541         489,931          0       3,076,472
     Cost of Sales
       Gas costs                                                      $495,287        $268,847         $0        $764,134
       Fuel for electric generation                                   $238,548              $0         $0        $238,548
       Power purchased                                                 $37,274              $0         $0         $37,274
       Products and Services                                          $604,505         $15,653         $0        $620,158
                                                                     ---------       ---------    -------       ---------
                                                                     1,375,614         284,500          0       1,660,114
                                                                     ---------       ---------    -------       ---------

     Operating Margin                                                1,210,927         205,431          0       1,416,358
                                                                     ---------       ---------    -------       ---------
     Operating Expenses and Taxes (except income):
       Operation                                                      $390,253        $112,735   ($11,213)a      $491,775
       Maintenance                                                     $76,552          $9,894         $0         $86,446
       Depreciation and Amortization                                  $249,804         $29,151     $8,229 b      $287,184
       Amortization of acquisition premium                                  $0              $0         $0              $0
       Taxes (except income)                                           $83,765         $13,102          0         $96,867
                                                                     ---------       ---------   --------       ---------
                                                                       800,374         164,882     (2,984)        962,272
                                                                     ---------       ---------   --------       ---------
     Operating Income                                                  410,553          40,549      2,984         454,086
                                                                     ---------       ---------   --------       ---------

     Other Income (Deductions):                                         14,619          19,041    (13,344)c        20,316

     Income Before Interest and Other Charges                          425,172          59,590    (10,360)        474,402
     Interest and Other Charges:
       Interest on long-term debt                                      105,498          18,194     21,640 d       145,332
       Other interest                                                   10,391               0          0          10,391
       Amortization of premium, reacquisition premium,
         discount and expense on debt, net                               4,718               0          0           4,718
       Dividend requirements on preferred stock
         of subsidiaries                                                 8,691               0          0           8,691
                                                                     ---------       ---------  ---------       ---------
           Total                                                       129,298          18,194     21,640         169,132
                                                                     ---------       ---------  ---------       ---------

     Income Before Taxes                                               295,874          41,396    (32,000)        305,270
                                                                     ---------       ---------   ---------      ---------

       Income Taxes                                                    105,025          16,819     (8,711)e       113,133
                                                                     ---------       ---------   --------       ---------
     Net Income                                                        190,849          24,577    (23,289)        192,137

                                                                     NIPSCO           Bay State               Pro Forma
                                                                 Industries, Inc.   Gas Company  Adjustments   Combined
                                                                 ----------------   -----------  ----------- ------------

     Dividend requirements on preferred shares                               0               0          0               0
                                                                     ---------       ---------    --------      ---------
     Balance available for common shareholders                         190,849          24,291          0         191,851

     Average Common Shares outstanding - basic                         123,849          13,473          0         137,322
       Common Shares Retired                                                 0               0    (13,473)f       (13,473)
       Common Shares Issued                                                  0               0      9,881 g         9,881
     Average Number of Common Shares
       Diluted Shares                                                      374             132          0             374
       Diluted Effect of BSG Converted Options                                                        251 h           251
                                                                     ---------      ----------   --------       ---------
     Diluted Shares                                                    124,223          13,605                    134,356
     Basic earnings per average common share                             $1.54           $1.80                      $1.43
     Diluted earnings per average common share                           $1.53           $1.79                      $1.43
     Dividends declared per common share                                $0.915          $1.570                     $0.915

     Common Shares Outstanding @ End of Period                                                                          0


   The Pro Forma information was prepared based on the assumption that the price of NIPSCO Industries common shares used in determining the exchange is $27.38 and the consideration paid by NIPSCO Industries in the Bay State Gas Company purchase is composed of 50% shares of NIPSCO Industries and 50% cash.

   The following is a summary of the pro forma adjustments to the combined condensed financial statements:

                                (Dollars in Thousands)

   Income Statement Footnotes:

               a                    Adjustment for restructuring cost (pre-tax)                 $11,213
               b                    Amortization of acquisition adjustment
                                      Premium                                                  $312,168
                                      Amortization Period                                            40    Years
                                      Annual Amortization                                        $7,804

                                      Non-Compete Asset                                          $3,400
                                      Amortization Period                                             8    Years
                                      Annual Amortization                                          $425

               c                    Adjustment for sale of subsidiary (pre-tax)                 $13,344

               d                    Interest on Acquisition Debt
                                      Acquisition Debt                                         $270,500
                                      Estimated Interest Rate                                     8.00%
                                                                                               --------
                                      Estimated Interest                                        $21,640
               e                    Income tax effect of adjustments
                                      Decrease in operating expense                             $11,213
                                      Increase in Amortization Expense                            ($425)
                                      Decrease in other income                                 ($13,344)
                                      Increase in interest expense                             ($21,640)
                                                                                               --------
                                      Total income adjustments                                 ($24,196)
                                                                                               --------
                                        Tax Effect                                              ($8,711)

               f                    Elimination of Bay State shares                              13,473
               g                    New Industries shares issued
                                      New Common Issued                                         270,500
                                      Price per Share                                                27
                                      New Shares Issued                                           9,881

               h                    Dilutive effect of new options issued
                                      Shares Purchasable from Employee Proceeds                     468
                                      Shares From Tax Benefit (36% Rate)                            141
                                        Total Share Repurchased                                     610
                                      Incremental Shares Outstanding                                251








                                                                3